2012 Annual Report



Gartner.

Dear Shareholders:



Gene Hall
Chief Executive Officer



Chris Lafond
Chief Financial Officer

We are living in remarkable times. We're on the cusp of a massive transition period, the impact of which will be on par with that of the Industrial Revolution. Four major technology forces — social computing, mobility, cloud and information — are changing how we work and what we do, driving change on a scale seldom seen. It's the Technology Revolution and it's creating rampant uncertainty. These transformations aren't just happening during 2012 or 2013. The Technology Revolution will remain vibrant for years to come, and Gartner is at the heart of it.

Gartner is the pre-eminent organization at the center of IT and supply chain innovation. Our clients—chief information officers (CIOs), IT leaders and supply chain professionals—depend on us for the insight and advice they need to determine where and how to use IT and the supply chain to accomplish their business objectives. We have more than 1,400 research analysts and consultants advising thousands of executives every year. We cut through the complexities of IT and supply chain management to deliver valuable insights to organizations of every shape and size, across all geographies and in every industry.

Our Consistent, Winning Strategy for Growth

Because technology is one of the most important drivers of improvement and competitive advantage for virtually every institution in the world, we have a vast market opportunity. While we have an impressive client base, we believe we have captured only a small percentage of our potential market opportunity.

Contents

The Numbers: Highlights

Segment Revenue 2012

($ in millions)



Events: $174
Consulting: $305
Research: $1,137

Research Contract Value

($ in millions)



$1,500
1,250
1,000
750
500
250
0
$834
$784
$978
$1,116
$1,263
'08
'09
'10
'11
'12

Comparison of Five-Year Cumulative Total Return

Among Gartner, Inc., the S&P Midcap 400 Index and a Peer Group

The graph compares the cumulative five-year total return attained by shareholders on Gartner, Inc. common stock relative to the cumulative total returns of the S&P Midcap 400 index, and a customized peer group of two companies that includes Forrester Research Inc. and The Corporate Executive Board Company. The graph tracks the performance of a $100 investment in Gartner, Inc. common stock, in the peer group, and the index (with the reinvestment of all dividends) from 12/31/2007 to 12/31/2012.



Gartner, Inc.
S&P Midcap 400 Index
Peer Group
$300
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12

To continue capturing this expansive opportunity, we have a consistent, proven strategy for growth. The fundamentals of our winning strategy are:

- Create extraordinary research insight.
- Deliver innovative and highly differentiated product offerings.
- Build strong sales capability.
- Provide world-class client service.
- Continuously improve operational effectiveness.

Successful execution of our strategy enables us to deliver consistent, double-digit growth year in and year out.

During 2012, growth in the global economy slowed. In fact, the economic environment turned out to be worse than expected. Despite this challenging macroeconomic backdrop, our Research business delivered double-digit growth across all geographies, all client sizes, and almost every industry segment.

Although the overall economy in Europe contracted, Gartner Research grew at double-digit rates across the region. We showed double-digit growth in nearly every country in Europe, including some of the most economically challenged.

In China, where the economic growth was the slowest in decades, we grew our Research business at double-digit rates. In the U.S., economic growth was stagnant, and we grew contract value by double digits.

Using our consistent strategy for growth, we've delivered an impressive and sustained track record of continuous improvement across our key metrics from 2004 through 2012. During that period, contract value grew at a compound annual growth rate (CAGR) of 12%. Normalized EBITDA grew at a CAGR of 15%. Earnings per share grew at a CAGR of 45%, and free cash flow grew by 34%.

For the full year 2012, we generated $1.62 billion of revenue, an increase of 12% year over year, excluding the impact of foreign exchange. Full-year free cash flow was $237 million, up 11% over 2011. Diluted income per share was $1.73, compared to $1.39 in 2011, an increase of 24%. Cash provided by operating activities grew to $280 million.

Business Segment Review

Gartner Research, our largest and most profitable business, ended the year with another record-breaking fourth quarter in new business and reported contract value (a key indicator of future revenue and profitability) of nearly $1.3 billion, the highest reported contract value in Gartner history. Research revenue in 2012 was $1.14 billion, an increase of 14% year over year excluding the impact of foreign exchange.

Gartner Consulting produced revenue of $305 million in 2012. We closed the year with $103 million of backlog, our leading indicator of future growth in this segment. Gartner Consulting is aligned to the critical key initiatives addressed by Gartner Research, enabling us to leverage our core competencies, methodologies and tools to provide customized solutions to our clients' top priorities.

Gartner Events remains strong and again outperformed expectations for the year. Our flagship event, Gartner Symposium/ ITxpo® drove record attendance. In total, the 62 events we held in 2012 generated revenue of $173.8 million, up 20% over 2011 excluding foreign exchange impact, and attracted more than 46,000 attendees. Our events business is the leading global IT conference provider, enabling IT and supply chain professionals around the world to experience our research, interact with our analysts and meet with technology providers—all in a single forum.

Consistent Execution for Long-Term Results

Gartner closed 2012 with strong momentum. Our results highlight the success of our winning business strategy and the tremendous value we bring to our clients. The Gartner brand, the extraordinary research insights we deliver through world-class products and services, and our vast, untapped market opportunity put us in an excellent position for sustained, double-digit growth.

We have an ongoing effort to continuously improve and innovate across all aspects of our business. We continue to invest in areas that will enable us to capture more of a global market in which enterprises increasingly need our help with challenging technology issues.

Gartner is the strongest company we have ever been. On behalf of everyone at Gartner, thank you for your support.



Gene Hall
Chief Executive Officer



Chris Lafond
Chief Financial Officer

(In thousands, except per share, employee and research client organization data)

	Year ended December 31,				
	2012	2011	2010	2009	2008
STATEMENT OF OPERATIONS DATA					
Total revenues	$ 1,615,808	$ 1,468,588	$ 1,288,454	$ 1,139,800	$ 1,279,065
Income from continuing operations	165,903	136,902	96,285	82,964	97,148
Diluted income per common share from continuing operations	$ 1.73	$ 1.39	$ 0.96	$ 0.85	$ 0.98
Weighted average shares outstanding (diluted)	95,842	98,846	99,834	97,549	99,028
Common shares outstanding at year-end	93,361	93,343	95,989	95,878	93,881
CASH FLOW DATA					
Operating cash flows	$ 279,813	$ 255,566	$ 205,499	$ 161,937	$ 184,350
BALANCE SHEET DATA					
Cash and cash equivalents	$ 299,852	$ 142,739	$ 120,181	$ 116,574	$ 140,929
Current assets	927,466	705,785	621,102	557,825	554,524
Total assets	1,621,277	1,379,872	1,285,658	1,215,279	1,093,065
Current liabilities	1,070,000	921,137	811,152	898,173	792,409
Total debt	205,000	200,000	220,156	329,000	416,250
Total liabilities	1,314,604	1,198,088	1,098,602	1,102,744	1,114,381
Stockholders' equity (deficit)	$ 306,673	$ 181,784	$ 187,056	$ 112,535	$ (21,316)

	As of December 31,				
	2012	2011	2010	2009	2008
STATISTICAL DATA					
Research contract value	$ 1,262,865	$ 1,115,801	$ 977,710	$ 784,443	$ 834,321
Research client organizations	13,305	12,427	11,601	10,492	10,579
Consulting backlog	$ 102,718	$ 100,564	$ 100,839	$ 90,891	$ 97,169
Employees	5,468	4,975	4,461	4,015	4,198

Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions

Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:
+1 800 937 5449 (toll-free; U.S. shareholders only)
+1 718 921 8124 (non-U.S. shareholders)

You can also write our transfer agent and registrar at:
American Stock Transfer & Trust Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
USA
info@amstock.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage firm can contact their broker to request consolidation of their accounts.

Contact Information

To contact Gartner Investor Relations, call +1 203 316 6537 or send a fax to +1 203 316 6525. We can be contacted during East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:
Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
USA

Or send us an e-mail at: investor.relations@gartner.com.
To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154
USA

Gartner®

April 16, 2013

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., I invite you to attend our 2013 Annual Meeting of Stockholders to be held on Thursday, May 30, 2013, at 10 a.m. local time, at our corporate headquarters at 56 Top Gallant Road, Stamford, Connecticut.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter.

We have mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2012 Annual Report to Stockholders and our 2013 Proxy Statement online, how to request a paper copy of these materials and how to vote on the three management Proposals put before you this year. In addition, by following the additional instructions in the Proxy Statement, stockholders may request proxy materials electronically by email or in printed form by mail on an ongoing basis.

Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares, regardless of the number of shares you hold, by utilizing the voting options available to you as described in the Proxy Statement.

If you have any questions about the meeting, please contact our Investor Relations Department at (203) 316-6537.

We look forward to seeing you at the meeting.

Sincerely,



Eugene A. Hall
Chief Executive Officer

Gartner®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	Thursday, May 30, 2013
Time:	10:00 a.m. local time
Location:	56 Top Gallant Road Stamford, Connecticut 06902
Matters To Be Voted On:	(1) Election of nine members of our Board of Directors; (2) Advisory approval of the Company's executive compensation; and (3) Ratification of the appointment of KPMG LLP as our independent auditor for the 2013 fiscal year.
Record Date:	April 4, 2013 – You are eligible to vote if you were a stockholder of record on this date.
Voting Methods:	**By Internet** – go to "***www.proxyvote.com***" and follow instructions **By Telephone** – call **1-800-690-6903**, 24 hours a day, and follow instructions **By Mail** – if you received your proxy materials by mail, complete and sign your proxy card and return in enclosed envelope or mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717 **In Person** – attend the Annual Meeting and vote in person
Importance Of Vote:	Submit a proxy as soon as possible to ensure that your shares are represented. If your shares are held in "street name," we urge you to instruct your broker how to vote your shares. Voting promptly will insure that we have a quorum at the meeting and will save us additional proxy solicitation expenses.

By Order of the Board of Directors,



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 16, 2013

TABLE OF CONTENTS

Gartner®

56 Top Gallant Road
Stamford, Connecticut 06902

PROXY STATEMENT

For the Annual Meeting of Stockholders to be held on May 30, 2013

GENERAL INFORMATION

The Annual Meeting and Proposals

The 2013 Annual Meeting of Stockholders of Gartner, Inc. will be held on Thursday, May 30, 2013, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and described in greater detail below. This Proxy Statement and form of proxy, together with our 2012 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting, and are first being made available to our stockholders on or around April 16, 2013. We will refer to your company in this Proxy Statement as "we", "us", the "Company" or "Gartner." The three proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are:

- Election of nine nominees to our Board of Directors;
- Advisory approval of the Company's executive compensation; and
- Ratification of the appointment of KPMG LLP as our independent auditor for the 2013 fiscal year.

Management does not intend to present any other items of business and is not aware of any matters other than those set forth in this Proxy Statement that will be presented for action at the 2013 Annual Meeting of Stockholders. However, if any other matters properly come before the Annual Meeting, the persons designated by the Company as proxies may vote the shares of Common Stock they represent in their discretion.

Information Concerning Proxy Materials and the Voting of Proxies

Why Did You Receive a Notice Regarding Availability of Proxy Materials?
Securities and Exchange Commission (SEC) rules allow companies to furnish proxy materials to their stockholders via the Internet. This "e-proxy" process expedites stockholders' receipt of proxy materials, while significantly lowering the costs and reducing the environmental impact of our annual meeting. Accordingly, on April 16, 2013, we mailed to our stockholders a notice regarding the availability of proxy materials (the "Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access our proxy materials for the Annual Meeting on a website, how to request a printed copy of proxy materials and how to vote your shares. We expect to shortly mail paper copies of our proxy materials to certain stockholders who have already elected to receive printed materials.

How Can You Get Electronic Access to Proxy Materials?
The Notice provides instructions regarding how to view our proxy materials for the 2013 Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials and vote, you will need to visit: ***www.proxyvote.com*** and have available your 12-digit Control number(s) located on your Notice.

How Can You Request Paper or Email Copies of Proxy Materials?
If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. If you want to receive paper or email copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please make your request on or before May 16, 2013. To request paper or e-mail copies, stockholders can go to ***www.proxyvote.com,*** call **1-800-579-1639** or send an email to ***sendmaterial@proxyvote.com.*** Please note that if you request materials by email, send a blank email with your 12-digit Control number(s) (located on your Notice) in the subject line.

How Can You Sign Up to Receive Future Proxy Materials Electronically?
You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail printed materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under How Can You Vote to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

Who Can Vote at the Annual Meeting?
Only stockholders of record at the close of business on April 4, 2013 (the "Record Date") may vote at the Annual Meeting. As of the Record Date, there were 93,742,156 shares of our common stock, par value $.0005 per share ("Common Stock") outstanding and eligible to be voted. Treasury shares are not voted.

How Can You Vote?
You may vote using one of the following methods:

- **Internet.** You may vote on the Internet up until 11:59 PM Eastern Time on May 29, 2013 by going to the website for Internet voting on the Notice or your proxy card ***(www.proxyvote.com)*** and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.
- **Telephone.** You may vote by telephone by calling the toll-free telephone number on your proxy card (**1-800-690-6903**), 24 hours a day and up until 11:59 PM Eastern Time on May 29, 2013, and following prerecorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.
- **Mail.** If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717.
- **In Person.** You may vote your shares in person by attending the Annual Meeting and submitting your proxy at the meeting.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted for each proposal as our Board recommends.

How to Revoke Your Proxy or Change Your Vote
A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by:

- giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or
- submitting another timely proxy by the Internet, telephone or mail; or
- attending the Annual Meeting and voting in person. If your shares are held in the name of a bank, broker or other holder of record, to vote at the Annual Meeting you must obtain a proxy executed in your favor from your bank, broker or other holder of record and bring it to the Annual Meeting in order to vote. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have
Each stockholder has one vote for each share of our Common Stock owned on the Record Date for all matters being voted on.

If Your Shares Are Held in "Street Name," How Will Your Broker Vote?
Holders of shares held in brokerage or "street name" accounts should be aware of voting rules that will affect whether their shares will be voted on the Proposals submitted at the meeting. Under applicable New York Stock Exchange (NYSE) rules relating to the discretionary voting of proxies by brokers, brokers are not permitted to vote shares with respect to the election of directors and executive compensation without instructions from the beneficial owner. However, brokers will still be able to vote shares held in brokerage accounts with respect to the ratification of the appointment of an independent registered public accounting firm, even if they do not receive instructions from the beneficial owner. Therefore, holders of shares held in brokerage or street name accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with Proposals One and Two. Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given.

Quorum
A quorum is constituted by the presence, in person or by proxy, of holders of our Common Stock representing a majority of the number of shares of Common Stock entitled to vote. Abstentions and broker non-votes (described above) will be considered present to determine a quorum.

Votes Required
Proposal One: Each nominee must receive more "FOR" votes than "AGAINST" votes to be elected. Any nominee who fails to achieve this threshold must tender his or her resignation from the Board.

Proposals Two and Three: The affirmative "FOR" vote of a majority of the votes cast is required to approve Proposal Two - the advisory approval of the Company's executive compensation, and Proposal Three - the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the accompanying proxy card will have the discretion to vote on those matters for you. If for any reason any of the nominees is not available as a candidate for director at the Annual Meeting, the persons named as proxies will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What Are the Recommendations of the Board?
The Board of Directors recommends that you vote:

- **FOR** the election of the nine nominees to our Board of Directors
- **FOR** the advisory approval of the Company's executive compensation
- **FOR** the ratification of the appointment of KPMG LLP as our independent auditor for fiscal 2013.

Who Is Distributing Proxy Materials and Bearing the Cost of the Solicitation?
This solicitation of proxies is being made by the Board of Directors and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice and related internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services. We have also retained Georgeson Inc. to assist with the solicitation of proxies at an anticipated cost of $6,500 which will be paid by the Company.

Where can I find the voting results of the Annual Meeting?
We will disclose voting results on a Form 8-K filed with the SEC within four business days after the Annual Meeting, which will also be available on our investor relations website – ***www.investor.gartner.com***.

Who Can Answer Your Questions?
If you have questions about this Proxy Statement or the Annual Meeting, please call our Investor Relations Department at (203) 316-6537.

THE BOARD OF DIRECTORS

General Information about our Board of Directors

Our Board currently has nine directors who serve for annual terms. Our CEO, Eugene A. Hall, has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See *Executive Compensation – Employment Agreements with Executive Officers* below. There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected. None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption.

Each member of our Board has been nominated for re-election at the 2013 Annual Meeting. See *Proposal One – Election of Directors* on page 11. Set forth below are the name, age, principal occupation for the last five years, public company board experience, selected additional biographical information and period of service as a director of the Company of each director, as well as a summary of each director's experience, qualifications and background which, among other factors, support their respective qualifications to continue to serve on our Board.

Michael J. Bingle, 41, has been a director since October 2004. Mr. Bingle is a Managing Partner and Managing Director of Silver Lake, a private equity firm that he joined in January 2000. Prior thereto, he was a principal with Apollo Management, L.P., a private equity firm, and an investment banker at Goldman, Sachs & Co. He is a director of Interactive Data Corporation as well as several private companies that are portfolio companies of Silver Lake, and a former director of TD Ameritrade Holding. Mr. Bingle's investing, investment banking and capital markets expertise, coupled with his extensive working knowledge of Gartner (a former Silver Lake portfolio company), its financial model and core financial strategies, provide valuable perspective and guidance to our Board and Governance Committee, and qualify him to continue to serve as director.

Richard J. Bressler, 55, has been a director since February 2006. Mr. Bressler joined Thomas H. Lee Partners, L.P., a private equity firm, as a Managing Director in 2006. From May 2001 through 2005, Mr. Bressler was Senior Executive Vice President and Chief Financial Officer of Viacom Inc. Prior to joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive of Time Warner Digital Media and as Executive Vice President and Chief Financial Officer of Time Warner Inc. Before joining Time Warner Inc., Mr. Bressler was a Partner with Ernst & Young. Mr. Bressler is a director of The Nielsen Company B.V. and CC Media Holdings, Inc., as well as several private companies that are portfolio companies of Thomas H. Lee Partners, and a former director of America Media Operations, Inc. and Warner Music Group Corp. He is also a Board Observer of Univision Communications, Inc. and a member of the JP Morgan Chase National Advisory Board. Mr. Bressler qualifies as an audit committee financial expert, and his extensive financial and operational roles at large U.S. public companies bring a wealth of management, financial, accounting and professional expertise to our Board and Audit Committee, and qualify him to continue to serve as director.

Raul E. Cesan, 65, has been a director since February 2012. Since 2001, Mr. Cesan has been the Founder and Managing Partner of Commercial Worldwide LLC, an investment firm. Prior thereto, he spent 25 years at Schering – Plough Corporation, serving in various capacities of substantial responsibility: the President and Chief Operating Officer (from 1998 to 2001); Executive Vice President of Schering-Plough Corporation and President of Schering-Plough Pharmaceuticals (from 1994 – 1998); President of Schering Laboratories, U.S. Pharmaceutical Operations (from 1992 to 1994); and President of Schering – Plough International (from 1988 to 1992). Mr. Cesan is also a director of The New York Times Company. Mr. Cesan's extensive operational and international experiences provide valuable guidance to our Board and Compensation Committee and qualify him to continue to serve as director.

Karen E. Dykstra, 54, has been a director since July 2007. In September 2012, she was appointed Chief Financial Officer of AOL, Inc. From January 2007 until December 2010, Ms. Dykstra was a Partner of Plainfield Asset Management LLC ("Plainfield"), and she served as Chief Operating Officer and Chief Financial Officer of Plainfield Direct LLC, Plainfield's business development company, from May 2006 to 2010, and as a director from 2007 to 2010. Prior thereto, she spent over 25 years with Automatic Data Processing, Inc., serving most recently as Chief Financial Officer from January 2003 to May 2006, and prior thereto as Vice President – Finance, Corporate Controller and in other capacities. Ms. Dykstra is a former director of Crane Co. and AOL, Inc. Ms. Dykstra qualifies as an audit committee financial expert, and her extensive management, financial, accounting and oversight experience provide important expertise to our Board and Audit Committee, and qualify her to continue to serve as director.

Anne Sutherland Fuchs, 65, has been a director since July 1999. She served as Group President, Growth Brands Division, Digital Ventures, a division of J.C. Penney Company, Inc., from November 2010 until April 2012. She also serves as the Chair of the Commission on Women's Issues for New York City, a position she has held since 2002. Previously, Ms. Fuchs served as a consultant to companies on branding and digital initiatives, and as a senior executive with operational responsibility at LVMH Moët Hennessy Louis Vuitton, Phillips de Pury & Luxembourg and several publishing companies, including Hearst Corporation, Conde Nast, Hachette and CBS. Ms. Fuchs is also a director of Pitney Bowes Inc. Ms. Fuchs' executive management, content and branding skills plus operations expertise, her knowledge of government operations and government partnerships with the private sector, and her keen interest and knowledge of diversity, governance and executive compensation matters provide important perspective to our Board and its Governance and Compensation Committees, and qualify her to continue to serve as director.

William O. Grabe, 74, has been a director since April 1993. Mr. Grabe is an Advisory Director of General Atlantic LLC, a global private equity firm. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Compuware Corporation and Lenovo Group Limited as well as private companies that are portfolio companies of General Atlantic. He is a former director of Infotech Enterprises Limited and Patni Computer Systems Ltd. Mr. Grabe's extensive senior executive experience, his knowledge of business operations and his vast knowledge of the global information technology industry have made him a valued member of the Board and Governance Committee, and qualify him to continue to serve as director.

Eugene A. Hall, 56, has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and service company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director. As Gartner's CEO, Mr. Hall is responsible for developing and executing on the Company's operating plan and business strategies in consultation with the Board of Directors and for driving Gartner's business and financial performance, and, therefore, is qualified to continue to serve as the principal management representative on the Board.

Stephen G. Pagliuca, 58, has served as a director from July 1990 (except for a six month hiatus beginning in late 2009 when he entered the Massachusetts U.S. Senate race). Mr. Pagliuca is a Managing Director of Bain Capital Partners, LLC and is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca joined Bain & Company in 1982, and founded the Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a director of several private companies that are portfolio companies of Bain Capital, and a former director of Burger King Holdings, Inc., HCA, Inc. (Hospital Corporation of America), Quintiles Transnational Corporation and Warner Chilcott PLC. Mr. Pagliuca has served on our Board since Gartner first became a public company (except during his recent run for public office). He has deep subject matter knowledge of Gartner's history, the development of its business model and the global information technology industry, as well as financial and accounting matters, all of which provide valuable guidance to the Board and qualify him to continue to serve as director.

James C. Smith, 72, has been a director since October 2002 and Chairman of the Board since August 2004. Until its sale in 2004, Mr. Smith was Chairman of the Board of First Health Group Corp., a national health benefits company. He also served as First Health's Chief Executive Officer from January 1984 through January 2002 and President from January 1984 to January 2001. Mr. Smith is a director of various private companies. Mr. Smith's long-time expertise and experience as the founder, senior-most executive and chairman of the board of a successful large public company provides a unique perspective and insight into management and operational issues faced by the Board, Audit Committee and our CEO. This experience, coupled with Mr. Smith's personal leadership qualities, qualify him to continue to serve as director, and as Chairman of the Board.

Majority Vote Standard

The Company has adopted a majority vote standard for the election of directors which provides that a nominee must receive more FOR votes than AGAINST votes for election as a director. Should a nominee fail to achieve this threshold, the nominee must immediately tender his or her resignation to the Chairman. The Board, in its discretion, can determine whether or not to accept the resignation.

Compensation of Directors

Directors who are also employees receive no fees for their services as directors. Non-management directors are reimbursed for their meeting attendance expenses and receive the following compensation for their service as director:

Annual Director Fee:	$50,000 per director and an additional $100,000 for our non-executive Chairman of the Board, payable in arrears in four equal quarterly installments, on the first business day of each quarter. These amounts are paid in common stock equivalents (CSEs) granted under the Company's 2003 Long-Term Incentive Plan ("2003 Plan"), except that a director may elect to receive up to 50% of this fee in cash. The CSEs convert into Common Stock on the date the director's continuous status as a director terminates, unless the director elects accelerated release as provided in the 2003 Plan. The number of CSEs awarded is determined by dividing the aggregate director fees owed for a quarter (other than any amount payable in cash) by the closing price of the Common Stock on the first business day following the close of that quarter.
Annual Committee Chair Fee:	$5,000 for the chair of our Governance Committee and $10,000 for the chairs of our Audit and Compensation Committees. Amounts are payable in the same manner as the Annual Fee.
Annual Committee Member Fee:	$5,000 for our Compensation and Governance Committee members and $10,000 for our Audit Committee members. Committee chairs receive both a committee chair fee and a committee member fee. Amounts are payable in the same manner as the Annual Fee.
Annual Equity Grant:	$130,000 in value of restricted stock units (RSUs), awarded annually on the date of the Annual Meeting. The number of RSUs awarded is determined by dividing $130,000 by the closing price of the Common Stock on the award date. The restrictions lapse one year after grant subject to continued service as director through that date.

Director Compensation Table

This table sets forth compensation earned or paid in cash, and the grant date fair value of equity awards made, to our non-management directors on account of services rendered as a director in 2012. Mr. Hall receives no compensation for service as director.

Name	Fees Earned Or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Michael J. Bingle	60,000	130,000	190,000
Richard J. Bressler	70,000	130,000	200,000
Raul E. Cesan	48,434	130,000	178,434
Karen E. Dykstra	60,000	130,000	190,000
Anne Sutherland Fuchs	70,000	130,000	200,000
William O. Grabe	60,000	130,000	190,000
Steven G. Pagliuca	50,000	130,000	180,000
James C. Smith	161,745	130,000	291,745

(1) Includes amounts earned in 2012 and paid in cash and/or common stock equivalents (CSEs) on account of the Annual Director Fee, Annual Committee Chair Fee and/or Annual Committee Member Fee, described above. Mr. Cesan joined the board in February 2012 and the Compensation Committee in June 2012. Mr. Smith served on the Compensation Committee until June 2012. Accordingly, fees earned by Messrs. Cesan and Smith are pro rated for the periods served. Does not include reimbursement for meeting attendance fees.

(2) Represents the grant date value of an annual equity award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, consisting of 3,086 restricted stock units (RSUs) that vest on June 7, 2013, one year from the date of the 2012 Annual Meeting of Stockholders, subject to continued service through that date. The number of RSUs awarded was calculated by dividing $130,000 by the closing price of our Common Stock on June 7, 2012 ($42.12).

CORPORATE GOVERNANCE

Gartner is committed to maintaining strong corporate governance practices. Our Board Principles and Practices (the "Board Guidelines") are reviewed periodically and revised in light of legal, regulatory or other developments, as well as emerging best practices, by our Governance Committee and Board.

Director Independence

Our Board Guidelines require that our Board be comprised of a majority of directors who meet the criteria for independence from management set forth by the New York Stock Exchange ("NYSE") in its corporate governance listing standards.

Our committee charters likewise require that our standing Audit, Compensation and Governance/Nominating Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee members must be independent under Rule 16b-3 promulgated under the Exchange Act as well as applicable NYSE corporate governance listing standards, and they must qualify as outside directors under regulations promulgated under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence from management of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each director and the Company, its auditors and other companies that do business with Gartner.

After analysis and recommendation by the Governance Committee, the Board determined that:

- all non-management directors (Michael Bingle, Richard Bressler, Raul Cesan, Karen Dykstra, Anne Sutherland Fuchs, William Grabe, Stephen Pagliuca and James Smith) are independent under the NYSE listing standards;
- our Audit Committee members (Ms. Dykstra and Messrs. Bressler and Smith) are independent under the criteria set forth in Section 10A-3 of the Exchange Act; and
- our Compensation Committee members (Ms. Fuchs and Messrs. Bingle and Cesan) are independent under the criteria set forth in Exchange Act Rule 16b-3 as well as under applicable NYSE corporate governance listing standards, and qualify as "outside directors" under Code Section 162(m) regulations.

Board Leadership Structure

The leadership of our Board of Directors rests with our independent Chairman of the Board, Mr. James C. Smith. Gartner believes that the separation of functions between the CEO and Chairman of the Board provides independent leadership of the Board in the exercise of its management oversight responsibilities, increases the accountability of the CEO and creates transparency into the relationship among executive management, the Board of Directors and the stockholders. Additionally, in view of Mr. Smith's extensive experience as a chief executive officer of a major corporation, he is able to provide an independent point of view to our CEO on important management and operational issues.

Risk Oversight

The Board of Directors, together with management, oversees risk at Gartner. The Company's strategic objectives and activities are presented by executive management to the Board and approved annually and more frequently as necessary.

The Risk (Internal Audit) function reports directly to the Audit Committee, and provides quarterly reports to the committee. The committee reviews the results of the internal audit annual risk assessment and the proposed internal audit plan. Subsequent quarterly meetings include an update on ongoing internal audit activities, including results of audits and any changes to the audit plan. Risk also meets with the Audit Committee in executive session on a quarterly basis.

The Compliance function also reports directly to the Audit Committee on a quarterly basis concerning the state of the Company's legal and ethical compliance program and initiatives, hotline activities, litigation matters and findings of the Disclosure Controls Committee.

The Company maintains internal controls and procedures over financial reporting, as well as enterprise wide internal controls, that are updated and tested annually by management and our independent auditors. Any internal control deficiencies and the status of remediation efforts likewise are reported to the Audit Committee on a quarterly basis.

Risk Assessment of Compensation Policies and Practices
Management conducts an annual risk assessment of the Company's compensation policies and practices, including all executive, non-executive and business unit compensation policies and practices, as well as the variable compensation policies applicable to our global sales force. The results of this assessment are reported to the Compensation Committee. Management has concluded and the Compensation Committee has agreed that no Company compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

Board and Committee Meetings and Annual Meeting Attendance

Our Board held five meetings during 2012. During 2012, all of our directors attended 100% of all Board and committee meetings held during the periods in which such director served as a director and/or committee member. At each regular quarterly Board and committee meeting, time is set aside for the non-management directors to meet in executive session without management present. James C. Smith, our non-executive Chairman of the Board, presides over these executive sessions at the Board meetings, and each committee chairperson presides over the executive sessions at their respective committee meetings. Directors are not required, but are invited, to attend the Annual Meeting of Stockholders. In 2012, Mr. Hall and other executive officers of the Company attended the Annual Meeting of Stockholders.

Committees Generally and Charters

As noted above, our Board has three standing committees: Audit, Compensation and Governance/Nominating, and all committee members have been determined by our Board to be independent under applicable standards. Our Board of Directors has approved a written charter for each committee which is reviewed annually and revised as appropriate. The table below provides 2012 committee information for each Board Committee:

Name	Audit	Compensation(1)	Governance/Nominating
Michael J. Bingle		X	X
Richard J. Bressler	X (Chair)		
Raul E. Cesan		X	
Karen E. Dykstra	X		
Anne Sutherland Fuchs		X (Chair)	X
William O. Grabe			X (Chair)
Stephen G. Pagliuca			
James C. Smith	X	X	
Meetings Held in 2012:	5	5	5

(1) During 2012 Mr. Smith served on the Compensation Committee until Mr. Cesan was appointed in June 2012.

Audit Committee

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Board has determined that both Ms. Dykstra and Mr. Bressler qualify as audit committee financial experts, as defined by the rules of the SEC, and that all members have the requisite accounting or related financial management expertise and are financially literate as required by the NYSE corporate governance listing standards.

Our Audit Committee serves as an independent body to assist in Board oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the Company's Risk, Compliance and Internal Audit functions.

Additionally, the Committee:

- is directly responsible for the appointment, compensation and oversight of our independent auditors;
- approves the engagement letter describing the scope of the annual audit;
- approves fees for audit and non-audit services;

- provides an open avenue of communication among the independent auditors, the Risk and Internal Audit functions, management and the Board;
- resolves disagreements, if any, between management and the independent auditors regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements; and
- prepares the Audit Committee Report required by the SEC and included in this Proxy Statement on page 40 below.

The independent auditors report directly to the Audit Committee. By meeting with independent auditors and internal auditors, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, any changes thereto and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally our Internal Audit and Compliance function report directly to the Audit Committee. After each Audit Committee meeting, the Committee meets separately with the independent auditors and separately with the internal auditors, without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A toll-free phone number managed by a third party is available for confidential and anonymous submission of concerns relating to accounting, auditing and other illegal or unethical matters, as well as alleged violations of Gartner's Code of Conduct or any other policies. All submissions are reported to the General Counsel and, in turn, to the Chairman of the Audit Committee. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.

Compensation Committee

The Compensation Committee has responsibility for administering and approving all elements of compensation for the Chief Executive Officer and other executive officers. It also approves, by direct action or through delegation, all equity awards, grants, and related actions under the provisions of our 2003 Long-Term Incentive Plan (the "2003 Plan"), and administers the 2003 Plan. The Compensation Committee is also responsible for:

- participating in the evaluation of CEO performance (with the input and oversight of the Governance Committee and the Chairman of the Board);
- approving the peer group established for executive compensation benchmarking purposes;
- evaluating the independence of all compensation committee advisers; and
- providing oversight in connection with company-wide compensation programs.

The Committee reviewed and approved the Compensation Discussion and Analysis contained in this Proxy Statement, recommended its inclusion herein (and in our 2012 Annual Report on Form 10-K) and issued the related report to stockholders as required by the SEC (see *Compensation Committee Report* on page 35 below).

Exequity LLP ("Exequity") was been retained by the Committee to provide information, analyses, and advice to the Compensation Committee during various stages of 2012 executive compensation planning. Exequity reports directly to the Compensation Committee chair. In the course of conducting its activities, Exequity attended meetings of the Committee and briefed the Compensation Committee on executive compensation trends generally.

The Committee has assessed the independence of Exequity, and has concluded that Exequity is independent and that its retention presents no conflicts of interest either to the Committee or the Company.

All of the decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and advice provided by its consultants. Please refer to the *Compensation Discussion & Analysis* beginning on page 14 for a more detailed discussion of the Committee's activities with respect to executive compensation.

Compensation Committee Interlocks and Insider Participation. During 2012, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under Transactions With Related Persons below. Additionally, during 2012, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.

Governance/Nominating Committee

Our Governance/Nominating Committee (the "Governance Committee"), considers such matters as:

- the size, composition and organization of our Board;
- the independence of directors and committee members under applicable standards;
- our corporate governance policies, including our Board Principles and Practices;
- the criteria for membership as a director and the selection of nominees for election to the Board;
- committee assignments;
- the form and amount of director compensation;
- the performance evaluation of our CEO and management succession planning; and
- the annual Board and committee performance evaluations.

While the Governance Committee has not specified minimum qualifications for candidates it recommends, it will consider the qualifications, skills, expertise, qualities, diversity, age, availability and experience of all candidates that are presented for consideration. The Board utilizes a concept of diversity that extends beyond race, gender and national origin to encompass the viewpoints, professional experience and other individual qualities and attributes of candidates that will enable the Board to select candidates who are best able to carry out the Board's responsibilities and complement the mix of talent and experience represented on the Board. In connection with its annual evaluation, the Board considers the appropriateness of the qualifications of existing directors given then current needs.

Candidates for Board nomination may be brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. All potential new candidates are fully evaluated by the Governance Committee using the criteria described above, and then considered by the entire Board for nomination.

Director Candidates submitted by Stockholders: Stockholders wishing to recommend director candidates for consideration by the Governance Committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications. In addition, stockholders wishing to propose candidates for election must follow our advance notice provisions. See *Process for Submission of Stockholder Proposals for our 2014 Annual Meeting* below.

Director Stock Ownership Guidelines

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to own at least 10,000 shares of our Common Stock. New directors have three years from election or appointment to comply with the policy as follows: 25% within one year of election or appointment; 50% within two years of election or appointment; and 100% within three years of election or appointment. We permit directors to apply deferred and unvested equity awards towards satisfying these requirements. All of our directors are in compliance with these guidelines.

Code of Ethics

Gartner has adopted a CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, and a Code of Conduct, which applies to all Gartner officers, directors and employees. Annually, each officer and director affirms his or her compliance with the Code of Conduct. See *Miscellaneous—Available Information* below.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees for Election to the Board of Directors

Our Board, acting through the Governance Committee, is responsible for assembling for stockholder consideration each year a group of nominees that, taken together, has the experience, qualifications, attributes and skills appropriate and necessary to carry out the duties and responsibilities of, and to function effectively as, the board of directors of Gartner. The Governance Committee regularly reviews the composition of the board in light of the needs of the Company, its assessment of board and committee performance, and the input of stockholders and other key stakeholders. The Governance Committee looks for certain common characteristics in all nominees, including integrity, strong professional experience and reputation, a record of achievement, constructive and collegial personal attributes and the ability and commitment to devote sufficient time and effort to board service. In addition, the Governance Committee seeks to include on the board a complementary mix of individuals with diverse backgrounds and skills that will enable the board as a whole to effectively manage the array of issues it will confront in furtherance of its duties. These individual qualities can include matters such as experience in the technology industry; experience managing and operating large public companies; financial, accounting, executive compensation and capital markets expertise; and leadership skills and experience.

All of the nominees listed below are incumbent directors who have been nominated by the Governance Committee and Board for re-election, and have agreed to serve another term. For additional information about the nominees and their qualifications, please see *General Information about our Board of Directors* on page 4 above. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies will be voted for a nominee designated by the present Board to fill the vacancy. Each person elected as a director will continue to be a director until the 2014 Annual Meeting of Stockholders or a successor has been elected.

Michael J. Bingle
Richard J. Bressler
Raul E. Cesan
Karen E. Dykstra
Anne Sutherland Fuchs
William O. Grabe
Eugene A. Hall
Stephen G. Pagliuca
James C. Smith

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote FOR management's nine nominees for election to the Board of Directors.

EXECUTIVE OFFICERS

General Information about our Executive Officers

The following individuals were serving as our executive officers on April 1, 2013:

Name	Age as of date of Proxy Statement	Title
Eugene A. Hall	56	Chief Executive Officer & Director
Kendall B. Davis	44	Senior Vice President, End User Programs
Alwyn Dawkins	47	Senior Vice President, Gartner Events
David Godfrey	42	Senior Vice President, Worldwide Sales
Darko Hrelic	56	Senior Vice President & Chief Information Officer
Robin B. Kranich	42	Senior Vice President, Human Resources
Dale Kutnick	63	Senior Vice President, Executive Programs
Christopher J. Lafond	47	Executive Vice President & Chief Financial Officer
Lewis G. Schwartz	62	Senior Vice President, General Counsel & Corporate Secretary
Peter Sondergaard	48	Senior Vice President, Research
Per Anders Waern	51	Senior Vice President, Gartner Consulting
Michael Yoo	44	Senior Vice President, High Tech & Telecom Programs

Eugene A. Hall has been our Chief Executive Officer and a director since 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director.

Kendall B. Davis has been our Senior Vice President, End User Programs since May 2008. Prior thereto, he served as Senior Vice President, High Tech & Telecom Programs, and as Senior Vice President, Strategy, Marketing and Business Development. Prior to joining Gartner in 2005, Mr. Davis spent ten years at McKinsey & Company, where he was a partner assisting clients in the IT industry.

Alwyn Dawkins has been our Senior Vice President, Gartner Events, since May 2008. Previously at Gartner, he served as group vice president, Asia/Pacific Sales, based in Sydney, Australia, and prior thereto, as Group Vice President, Gartner Events, where he held global responsibility for exhibit and sponsorship sales across the portfolio of Gartner events. Prior to joining Gartner in 2002, Mr. Dawkins spent ten years at Richmond Events, culminating in his role as Executive Vice President responsible for its North American business.

David Godfrey has been our Senior Vice President, Worldwide Sales, since April 2010. Most recently, Mr. Godfrey was the leader of Gartner's North American field sales, and prior to this role, he led Gartner's Europe, Middle East and Africa (EMEA) and the Americas inside sales organizations. Before joining Gartner in 1999 as a sales executive, David spent seven years in business development at Exxon Mobil.

Darko Hrelic has been our Senior Vice President & Chief Information Officer since January 2007. Prior to joining Gartner, he spent five years at Automatic Data Processing, Inc., most recently as Vice President and Chief Technology Officer in ADP's Employers Services Division. Prior to joining ADP, Mr. Hrelic spent over 21 years at IBM, principally at the TJ Watson Research Center.

Robin B. Kranich has been our Senior Vice President, Human Resources, since May 2008. Prior thereto, she served as Senior Vice President, End User Programs and as Senior Vice President, Research Operations and Business Development. During her more than 18 years at Gartner, Ms. Kranich has held various additional roles, including Senior Vice President and General Manager of Gartner EXP, Vice President and Chief of Staff to Gartner's president and various sales and sales management roles. Prior to joining Gartner in 1994, Ms. Kranich was part of the Technology Advancement Group at Marriott International.

Dale Kutnick has been our Senior Vice President, Executive Programs since February 2007. Prior to that, he served as Senior Vice President and Director of Research. Prior to joining Gartner in 2005, Mr. Kutnick was the co-founder, Chairman of the Board and Research Director of Meta Group, Inc., where he spent 14 years. Prior to co-founding Meta, Mr. Kutnick was Executive Vice President, Research at Gartner, and Executive Vice President of Gartner Securities.

Christopher J. Lafond has been our Executive Vice President & Chief Financial Officer since 2003. Prior thereto, he served as Chief Financial Officer for Gartner's North America and Latin America operations, Group Vice President and North American Controller, Director of Finance, Vice President of Finance and Assistant Controller. Prior to joining Gartner in 1995, Mr. Lafond was Senior Financial Planner at International Business Machines Corporation and an analyst in fixed-income asset management at J.P. Morgan Investment Management.

Lewis G. Schwartz has been our Senior Vice President, General Counsel & Corporate Secretary since 2001. Prior to joining Gartner, Mr. Schwartz was a partner with the law firm of Shipman & Goodwin LLP, serving on the firm's management committee. Before joining Shipman & Goodwin, Mr. Schwartz was a partner with Schatz & Schatz, Ribicoff & Kotkin, an associate at Skadden, Arps, Slate, Meagher & Flom in New York City, and an assistant district attorney in New York County (Manhattan).

Peter Sondergaard has been our Senior Vice President, Research since 2004. During his 23 years at Gartner, Mr. Sondergaard has held various roles, including Head of Research for the Technology & Services Sector, Hardware & Systems Sector, Vice President and General Manager for Gartner Research EMEA. Prior to joining Gartner, Mr. Sondergaard was research director at International Data Corporation in Europe.

Per Anders Waern has been our Senior Vice President, Gartner Consulting since January 2008. Since joining Gartner in 1998, Mr. Waern has held senior consulting roles principally in EMEA, and served most recently as head of Gartner's global core consulting team. Prior to joining Gartner, Mr. Waern led corporate IT strategy at Vattenfall in Sweden.

Michael Yoo has been our Senior Vice President, High Tech & Telecom Programs since May 2008. Prior to assuming this role, he played a lead role at Gartner in developing and launching new role-based products for both technology providers and CIOs as the head of product development for the High-Tech & Telecom Programs team. Prior to joining Gartner in 2006, he spent four years as a management consultant at McKinsey & Company, serving clients in the high-tech industry. He spent the first ten years of his career as a research physicist, leading nanotechnology research and development efforts at IBM Research, Philips Research and Bell Laboratories.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis, or "CD&A", describes and explains compensation awarded to, earned by, or paid to: Eugene A. Hall, our Chief Executive Officer; Christopher J. Lafond, our Executive Vice President & Chief Financial Officer; and our next three most highly compensated executive officers - Lewis G. Schwartz, our SVP, General Counsel & Corporate Secretary; Dale Kutnick, our SVP, Executive Programs; and Per Anders Waern, our SVP, Gartner Consulting – in 2012. Collectively, we refer to these five individuals in this Proxy Statement as our "Named Executive Officers" or "NEOs." The CD&A is organized into four sections:

- The ***Executive Summary***, which highlights our 2012 corporate performance, the importance of our Contract Value metric, our pay-for-performance approach and our compensation practices, all of which we believe are relevant to stockholders as they consider their votes on Proposal Two (advisory vote on executive compensation, or "Say-on-Pay");

- The ***Compensation setting process and decisions*** for 2012;

- The ***Compensation Tables and narrative disclosures,*** which report and describe the compensation and benefit amounts paid to our NEOs in 2012; and

- ***Other compensation policies*** and related information.

EXECUTIVE SUMMARY

2012 was another year of record achievements for Gartner:

- We achieved year-over-year Contract Value, EBITDA*, Revenue and GAAP EPS growth of 14%, 13%, 12% and 24%, respectively, excluding the impact of foreign exchange.

- Contract Value ended the year at a record $1,263 million. See discussion below.

- Five year CAGR for both CV and EBITDA was 11%, and five-year CAGR for GAAP EPS was 21%.

- Our Common Stock rose 32% in 2012, as compared to the S&P 500 and NASDAQ, which rose 13% and 16%, respectively.

- Total stockholder return was 32%, 155% and 162% on a 1, 3 and 5 year basis, significantly out-performing the S&P 500 and NASDAQ indices for the corresponding periods, as well as our peer group selected for executive compensation planning.

- In 2012, we returned almost $111 million to our stockholders through stock buybacks.

The charts on the following page show CV and Revenue, EBITDA and GAAP EPS at each of fiscal years 2006 – 2012, and a Comparison of Gartner's cumulative 5 – year total stockholder return as compared to the Peer Group, the S&P 500 and the NASDAQ indices.

**In this Proxy Statement, EBITDA refers to Normalized EBITDA, which represents operating income excluding depreciation, accretion on obligations related to excess facilities, amortization, stock-based compensation expense and acquisition-related adjustments.*

Gartner 2012 Performance Charts (CV, Revenue and EBITDA $ in millions)


$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
2006
2007
2008
2009
2010
2011
2012
CV
Revenue


$350
$300
$250
$200
$150
$100
2006
2007
2008
2009
2010
2011
2012
EBITDA


$2.00
$1.50
$1.00
$0.50
$0.00
2006
2007
2008
2009
2010
2011
2012
GAAP EPS


$300
$250
$200
$150
$100
$50
$0
Gartner
Proxy Peer Group
NASDAQ
S&P
FYE 2007
FYE 2008
FYE 2009
FYE 2010
FYE 2011
FYE 2012
Comparison of Gartner Cumulative Five Year Total Stockholder Return

Contract Value – A Key *Long - Term* Performance Metric

Contract Value is the single most important performance metric to focus our executives on driving *long - term* success for our business and stockholders. Contract Value ("CV") represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. CV is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract.

CV is the appropriate measure of long – term performance due to the nature of our Research subscription business. Our Research business is our largest business segment (70% of 2012 gross revenues) with our highest margins (68% for 2012), and our Research client retention (83% in 2012) and retained contract value (99% wallet retention in 2012) are extremely high. Therefore, CV measures revenue that is *highly likely to recur over a multi-year period.*

For these reasons, we utilize CV in both our short - term (weighted 50%) and long - term (weighted 100%) incentive compensation plans. Growing CV drives *long – term* corporate performance and *long-term* stockholder value due to these unique circumstances. As such, all Gartner executives and associates are focused at all times on growing CV. This, coupled with the fact that our investors are also focused on this metric, ensures that we are aligned on the long - term success of the Company.

Key Attributes of our Executive Compensation Program

Our NEO compensation is heavily dependent upon achievement of corporate objectives and increased stockholder value, as discussed in greater detail below and illustrated by the pie charts on page 20. The key features of our executive compensation program are the following:

- Ninety percent of our CEO's target executive compensation (81% in the case of our CFO and 75% in the case of our other executive officers) is in the form of performance – based bonus and equity awards.
- 80% of our CEO's compensation is in the form of equity awards (not less than 57% in the case of other executive officers).
- 70% of executive equity awards are in the form of performance restricted stock units, and 100% of executive bonus awards are performance-based. These awards are subject to forfeiture in the event the Company fails to achieve performance objectives established by our Compensation Committee.
- Earned equity awards may increase or decrease in value based upon stock price movement during the vesting period.
- The remaining 30% of executive equity awards are in the form of stock appreciation rights which only have value if our stock price increases from the grant date price.
- In 2012, target performance objectives for both executive equity and bonus awards were tied to achievement of the Company's operating plan, which was based upon double digit growth in these objectives.

This compensation plan design has successfully motivated senior management to drive outstanding corporate performance since it was first implemented in 2006, as illustrated by the charts above.

Compensation and Related Practices

We believe that our compensation and related practices motivate our executives to achieve our operating plans, encourage retention, ensure that our executive officers execute our corporate strategy without taking undue risks and are consistent with prevailing "best practices" trends. These practices include the following:

- We have an independent Compensation Committee.
- We have an independent compensation consultant that reports directly to the Compensation Committee.
- Our executive compensation programs are subject to a thorough oversight process that entails Compensation Committee review and approval of program design and practices; benchmarking against external practices and peer group data; and advice from our compensation consultant.
- All executive officers are at will employees.
- Other than our CEO, no executive officer has an employment agreement.
- Our CEO's employment agreement provides for a "double trigger" for severance benefits payable upon a change in control.
- We do not provide excise tax gross up payments in connection with change in control benefits or executive perquisites.
- All equity awards vest 25% per year over 4 years, commencing on the first anniversary of grant, and subject to continued employment on each vesting date, thereby encouraging retention and ensuring that executive rewards align with stockholder value creation over the long-term.
- The potential annual payout on incentive compensation elements is limited to 2 times the target amounts for all executive officers, and is also subject to forfeiture if minimum targets are not met.
- Each year we assess the risk inherent in our compensation and benefit programs, both at the executive level and company-wide, and we have concluded that our programs do not create any unreasonable risks for the Company.
- Our equity plan prohibits the repricing of stock options and the surrender of any outstanding options for the grant of a new option with a lower exercise price without stockholder approval.
- Our equity plan also prohibits the granting of options with an exercise price less than the fair market value of the Company's common stock on the date of grant.
- Our policy on the timing of equity award grants prohibits grants to executive officers during closed trading windows.
- Our insider trading policy prohibits hedging and pledging transactions in company securities and requires pre-clearance before any executive officer may engage in any transactions in our Common Stock.
- We have robust stock ownership guidelines for our executive officers.
- Our Code of Conduct mandates ethical and legal behavior standards for all employees, wherever located, and we seek annual affirmations of compliance from all employees, including executive officers and directors.

COMPENSATION SETTING PROCESS FOR 2012

This discussion explains:

- the objectives of the Company's compensation policies;
- what the compensation program is designed to reward;
- each element of compensation and why the Company chooses to pay each element;
- how the Company determines the amount (and, where applicable, the formula) for each element to pay; and
- how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are threefold:

- to attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation;
- to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of corporate performance targets that are aggressive, but attainable, given economic conditions; and
- to ensure that, as a public company, our compensation structure and levels are reasonable from a stockholder perspective.

What the Compensation Program Is Designed to Reward

Our guiding philosophy is that the more executive compensation is linked to corporate performance, the stronger the inducement is for management to strive to improve Gartner's performance. In addition, we believe that the design of the total compensation package must be competitive with the marketplace from which we hire our executive talent in order to achieve our objectives and attract and retain individuals who are critical to our long-term success. Our compensation program for executive officers is designed to compensate individuals for achieving and exceeding corporate performance objectives. We believe this type of compensation encourages outstanding team performance (not simply individual performance), which builds stockholder value.

Both short-term and long-term incentive compensation is earned by executives only upon the achievement by the Company of certain measurable performance objectives that are deemed by the Compensation Committee and management to be critical to the Company's short-term and long-term success. The amount of compensation ultimately earned will increase or decrease depending upon Company performance and the underlying price of our Common Stock (in the case of long-term incentive compensation).

Each Element of Compensation and Why the Company Chooses to Pay Each Element

Principal Compensation Elements. To achieve the objectives noted above, we have designed executive compensation to consist of three principal elements:

- base salary;
- short-term incentive compensation (cash bonuses); and
- long-term incentive compensation (equity awards under our 2003 Long-Term Incentive Plan).

We pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan. We pay short-term and long-term incentive compensation to motivate our executives to generate outstanding performance, to align compensation paid with proven results that benefit our stockholders, and to make our executives stakeholders in the success of our Company. In addition, we provide perquisites to our executive officers, including life and long-term disability insurance, similar to those provided to other employees.

How the Company Determines Executive Compensation

In General

The Company set aggressive performance goals in planning 2012 executive compensation. In order for our executives to earn target compensation, the Company needed to exceed double digit growth in two key performance metrics, as discussed in greater detail below.

The Compensation Committee established performance objectives for short-term (bonus) and long-term (equity) incentive awards at levels that it believed would motivate performance and be adequately challenging. The target performance objectives were intended to compel the level of performance necessary to enable the Company to achieve its operating plan for 2012, despite an uncertain global economic environment.

As in prior years, the short- and long-term incentive compensation elements provided executives with opportunities to increase their total compensation package based upon the over-achievement of corporate performance objectives; similarly, in the case of under-achievement of corporate performance objectives, the value of these incentive elements would fall below their target value (with the possibility of total forfeiture of the short-term element and 70% of the long-term element), and total compensation would decrease correspondingly. We assigned greater weight to the long-term incentive compensation element, as compared to the salary and short-term elements, in order to promote decision-making that would deliver top corporate performance, align management to stockholder interests and retain executives. Potential or actual gains or losses from previously granted long-term awards did not impact decisions pertaining to the 2012 compensation elements or the 2012 aggregate executive compensation package.

Salary, short-term and long-term incentive compensation levels for executive officers (other than the CEO) are recommended by the CEO and subject to approval by the Compensation Committee. In formulating his recommendation to the Compensation Committee, the CEO undertakes a performance review of these executives and considers input from human resources personnel at the Company, input from the compensation consultant and benchmarking data (discussed below).

Salary, short-term and long-term incentive compensation levels for the CEO's compensation are established by the Compensation Committee within the parameters of Mr. Hall's employment agreement with the Company. In making its determination with respect to Mr. Hall's compensation, the Compensation Committee: evaluates his performance in conjunction with the Governance Committee and after soliciting additional input from the Chairman of the Board and other directors; considers input from the Committee's compensation consultant; and reviews benchmarking data pertaining to CEO compensation practices at other relevant companies. See *Employment Agreements with Executive Officers – Mr. Hall* below for a detailed discussion of Mr. Hall's agreement.

Effect of Stockholder Advisory Vote, or Say on Pay

Proposal Two contained in this Proxy Statement represents the request by the Board for a stockholder advisory vote on executive compensation as required by Section 14A of the Exchange Act (which was added by the Dodd-Frank Act). At the 2012 Annual Meeting, our Say on Pay proposal received the approval of 90.5% of our outstanding shares, and 99% of the shares voted.

The Board has resolved to present Say on Pay proposals to stockholders on an annual basis, respecting the sentiment of our stockholders. The Company and the Compensation Committee will consider the results of this year's advisory Say on Pay proposal in future executive compensation planning activities.

Benchmarking

Executive compensation planning for 2012 began mid-year in 2011. Our Compensation Committee commissioned Exequity, an independent compensation consultant, to perform a competitive analysis of our executive compensation practices (the "Executive Compensation Review"). The independent compensation consultant's findings were considered by the Compensation Committee and by management in planning our 2012 executive compensation program. The Executive Compensation Review reported comparative data pertaining to compensation paid to individuals occupying senior executive positions at other companies that operate within our industry and are of comparable size (the "Peer Group").

The Peer Group for benchmarking purposes comprised a community of 15 publicly - traded high tech companies that approximate Gartner in size (in terms of revenues, market capitalization and number of employees) and with whom Gartner competes for executive talent. The Peer Group consisted of the following companies:

Adobe Systems Incorporated
Autodesk, Inc.
BMC Software Inc.
Cadence Design Systems, Inc.
Citrix Systems, Inc.
Compuware Corporation
Dun & Bradstreet Corporation
Equifax Inc.
IHS Inc.
Intuit Inc
Moody's Corporation
Nuance Communications, Inc.
Parametric Technology Corporation
Salesforce.com, Inc.
VeriSign, Inc.

Management and the Compensation Committee concluded that the Peer Group was appropriate for 2012 planning purposes given size, financial performance, labor market and operating comparability.

The Compensation Committee reviewed the 25th, 50th, and 75th percentile market data for the Peer Group in comparison to Gartner's pay levels. The Committee reviewed the data without targeting an exact percentile; Gartner historically has paid above median total compensation for above median performance. In addition, it is our philosophy to pay a greater percentage of total compensation in long-term incentives rather than in short-term base salary and bonus.

The Executive Compensation Review disclosed the percentile rank, as compared to Peer Group median (50%), for Base Salary, Target Bonus, Long-Term Incentive award, and Total Target Compensation (total cash compensation (base salary and target bonus) plus long-term incentive award). The table below summarizes the competitive positioning of these elements from the Executive Compensation Review (by percentile) for our Chief Executive Officer, our Chief Financial Officer and our Named Executive Officers as a group as compared to the Peer Group data:

Officer	Base Salary	Target Bonus	Long-Term Incentive Award	Target Total Compensation (Base Salary, Target Bonus and Long-Term Incentive Award)
CEO	38%	22%	68%	66%
CFO	37%	17%	64%	55%
NEOs	26%	6%	49%	41%

In addition, the Compensation Committee considered survey data for positions other than the CEO and CFO to ensure a sufficient sampling of benchmark data for each position. Survey data uses 23 companies from the technology sector selected based on size to be comparable with Gartner; revenues range between $1 and $3 billion. For positions other than the CEO and CFO, Gartner's remaining NEOs fell between the 50th and 75th percentile of the survey data.

The Compensation Committee reviewed the pay levels being extended to each of our NEOs in relation to both the Peer Group data (per the Executive Compensation Review) and survey data and concluded that they were reasonable.

Executive Compensation Elements Generally

The following pie charts illustrate the relative mix of target compensation elements for our executive officers. Long-term incentive compensation, which vests over a four year period commencing on the first anniversary of grant, consists of performance-based restricted stock units (PSUs) and stock appreciation rights (SARs), and represents a majority of the compensation we pay to our executive officers. We allocate more heavily to long-term incentive compensation because we believe that it contributes to a greater degree to the delivery of top performance and the retention of employees than does cash and short-term compensation.

Target Compensation Mix


Salary, 10%
Bonus, 10%
PRSU, 56%
SAR, 24%
Salary, 19%
PRSU, 49%
Bonus, 11%
SAR, 21%
Salary, 25%
PRSU, 43%
Bonus, 14%
SAR, 18%

CEO **CFO** **ALL OTHER**

Base Salary

We set base salaries of executive officers when they join the Company or are promoted to an executive role, by evaluating the responsibilities of the position, the experience of the individual and the marketplace in which we compete for the executive talent we need. In addition, where possible, we consider salary information for comparable positions for members of our Peer Group or other available benchmarking data. In determining whether to award salary merit increases, we consider published projected U.S. salary increase data for the technology industry and generally (sources include Buck Consultants, Towers Watson and WorldatWork survey reports among others), as well as available world-wide salary increase data. Mr. Hall's salary increase is established each year by the Compensation Committee, in accordance with the terms of Mr. Hall's employment agreement and after completion of Mr. Hall's performance evaluation for the preceding year.

In 2012, a company-wide 3% merit increase was instituted, which was applied against all elements of executive compensation for all executive officers.

Short-Term Incentive Compensation (Cash Bonuses)

All bonuses to executive officers are awarded pursuant to Gartner's stockholder - approved Executive Performance Bonus Plan. This plan is designed to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied. We believe that the relationship between proven performance and the amount of short-term incentive compensation paid promotes, among executives, decision-making that increases stockholder value and promotes Gartner's success. Bonuses awarded under this plan to eligible employees are designed to qualify as deductible performance-based compensation within the meaning of Code Section 162(m).

In 2012, bonus targets for all executive officers, including Mr. Hall, were based solely upon achievement of 2012 company-wide financial performance objectives (with no individual performance component) and were pegged to the 2012 operating plan. The financial objectives and weightings used for 2012 executive officer bonuses were:

- **2012 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)**, which measures overall profitability from business operations (weighted 50%), and
- **Contract Value (CV)** at December 31, 2012 (weighted 50%) measured on a foreign exchange neutral basis.

See discussion of CV on page 16. Management and our Compensation Committee continue to believe that EBITDA and CV are the most significant measurements of *profitability and long term business growth* for our Company, respectively. They have been successfully used for several years as performance metrics applicable to short term incentive compensation that drive business performance (see charts on pages 15 - 16) and that motivate executive officers to achieve outstanding performance.

For 2012, each executive officer was assigned a bonus target that was expressed as a percentage of salary and varied from 50% to 100% of salary depending upon the executive's level of responsibility. Since salaries were increased by 3%, target bonuses likewise increased by 3% as compared to 2011 levels. With respect to our NEOs, 2012 bonus targets, as a percentage of base salary, were 100% for Mr. Hall and 60% for each of Messrs. Lafond, Schwartz, Kutnick and Waern.

The chart below sets forth:

- target EBITDA and CV (achievement of which would result in 100% payment for that weighted element);
- year over year growth represented by each target objective;
- EBITDA and CV minimum (below which 0 weight would be attributable to that element and at which 50% weight would be attributable to that element);
- EBITDA and CV maximum (at and above which 200% weight would be attributable to that element);
- actual 2012 EBITDA and CV at December 31, 2012; and
- actual year over year growth for EBITDA and CV in 2012 (measured at December 31).

Performance Objective/ Weight	Target (100%)	Target Growth YOY	< Minimum (0%)	=/> Maximum (200%)	Actual	Actual Growth YOY
2012 EBITDA/50%	$319 million	14%	$251 million	$350 million	$315 million	13%
12/31/12 Contract Value/50%	$1,261 million	14%	$997 million	$1,307 million	$1,263 million	14%

In 2012, the Company slightly exceeded the CV performance objective and ended the year 1 percent lower than the EBITDA target performance objective. Based on this, the Compensation Committee determined that earned cash bonuses for executive officers were 99.4% of target bonus amounts as set forth above. Awards are adjusted on a linear basis between Minimum and Target, and Target and Maximum. These bonuses were paid in February 2013. See *Summary Compensation Table – Non-Equity Incentive Plan Compensation* for the amount of cash bonuses earned by our Named Executive Officers in 2012. While the Compensation Committee has discretion to eliminate or reduce a bonus award, it did not take any such action in 2012.

Long-Term Incentive Compensation (Equity Awards)

Promoting stock ownership is a key element of our compensation program philosophy. Stock-based incentive compensation awards – especially when they are assigned a combination of performance and time-based vesting criteria – induce enhanced performance, promote retention of executive officers and align executives' personal rewards with long-term stock price appreciation, thereby integrating management and stockholder interests. We have evaluated different types of long-term incentives based on their motivational value, cost to the Company and appropriate share utilization under our stockholder-approved 2003 Long-Term Incentive Plan ("2003 Plan"). At the present time, our annual grants of long-term incentive awards to executives consist of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PSUs").

SARs permit executives to benefit from an increase in stock price over time. SAR value can be realized only after the SAR vests. Our SARs are stock-settled and may be exercised seven years from grant. When the SAR is exercised, the executive receives shares of our Common Stock equal in value to the aggregate appreciation in the price of our Common Stock from the date of grant to the exercise date for all SARs exercised. Therefore, SARs only have value to the extent the price of our Common Stock exceeds the grant price of the SAR. In this way, SARs motivate our executives to increase stockholder value and thus align their interests with those of our stockholders.

PSUs offer executives the opportunity to receive our Common Stock contingent on the achievement of performance goals and continued service over the vesting period. PSU recipients are eligible to earn a target fixed number of restricted stock units if and to the extent stipulated one-year performance goals are achieved. They can earn more units if the Company over-performs (up to 200% of their target number of units), and they will earn fewer units (and potentially none) if the Company under-performs. Shares of Common Stock subject to earned PSU awards are released to the executive on the date they vest. Released shares have value even if our Common Stock price does not increase, which is not the case with SARs. Accordingly, PSUs encourage executives to increase stockholder value while promoting executive retention over the long-term.

Consistent with weightings in prior years, 30% of each executive's long-term incentive compensation award value was granted in SARs and 70% was granted in PSUs. PSUs deliver value utilizing fewer shares since the executive can earn the full share rather than just the appreciation in value over the grant price (as is the case with SARs). Additionally, the cost efficiency of PSUs enhances the Company's ability to conservatively utilize the 2003 Plan share pool, which is why we convey a larger portion of the 2012 overall long-term incentive compensation value in PSUs rather than in SARs. For purposes of determining the number of SARs awarded, the allocated SAR award value is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. For purposes of determining the target number of PSUs awarded, the allocated target PSU award value is divided by the closing price of our Common Stock on the date of grant as reported by the New York Stock Exchange.

Both SARs and PSUs vest 25% per year commencing one (1) year from grant and on each anniversary thereof, subject to continued service on the vesting date. We believe that this vesting schedule effectively focuses our executives on delivering long-term value growth for our stockholders.

Consistent with other elements of 2012 executive compensation, the 2012 target award grant date value (PSUs and SARs) to all executive officers was increased by 3% as compared to 2011 target award grant date value.

The Compensation Committee approved CV as the performance measure underlying PSUs awarded in 2012. As noted in the discussion on page 16, we believe that CV is the best performance metric to measure the long – term prospects of our business. Because of the long-term focus inherent in the CV measure, CV growth is measured over a one year period for purposes of the PSU award, but the award has an additional three year time vesting component.

The chart below sets forth:

- target CV (achievement of which would result in 100% of the target number of PSUs becoming eligible to vest);
- year over year growth represented by target CV;
- CV minimum (below which 0 target PSUs would vest and at which 50% of the target PSUs would vest);
- CV maximum (at and above which 200% of target PSUs would vest);
- actual CV at December 31, 2012; and
- actual year over year growth for CV in 2012 (measured at December 31).

Performance Objective (measured at 12/31/12)	Target (100%)	Target Growth YOY	<Minimum (0%)	Maximum (200%)	Actual	Actual Growth YOY
Contract Value	$1,261 million	14%	$997 million	$1,307 million	$1,263 million	14 %

As noted above, in 2012 actual CV was $1,263 million, slightly exceeding the target amount. Based on this, the Compensation Committee determined that 104.3% of the target number of PSUs awarded would be awarded. Awards are adjusted on a linear basis between Minimum and Target, and Target and Maximum. The PSUs were adjusted by this factor in February 2013 after certification of the achievement of this performance measure by the Compensation Committee. See *Grants of Plan-Based Awards Table – Possible Payouts Under Equity Incentive Plan Awards* and accompanying footnotes below for the actual number of SARs and PSUs awarded to our Named Executive Officers in 2012.

No performance objectives for any PSU intended to qualify under Code Section 162(m) (i.e., awards to executive officers) may be modified by the Committee. While the Committee does have discretion to modify other aspects of the awards (subject to the terms of the 2003 Plan), no modifications were made in 2012.

Additional Compensation Elements

We maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer compensation in excess of amounts permitted to be deferred under our 401(k) plan. This plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participation in this plan, the Company presently matches contributions by executive officers, subject to certain limits. For more information concerning this plan, see *Non-Qualified Deferred Compensation Table* and accompanying narrative and footnotes below.

In order to further achieve our objective of providing a competitive compensation package with great retention value, we provide various other benefits to our executive officers that we believe are typically available to, and expected by, persons in senior business roles. Our basic executive perquisites program includes 35 days paid time off (PTO) annually, severance and change in control benefits (discussed below) and relocation services where necessary due to a promotion. Mr. Hall's perquisites, severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail below under *Employment Agreements With Executive Officers – Mr. Hall.* For more information concerning perquisites, see *Other Compensation Table* and accompanying footnotes below.

COMPENSATION TABLES AND NARRATIVE DISCLOSURES

All compensation data contained in this Proxy Statement is stated in U.S. Dollars.

Summary Compensation Table

This table describes compensation earned by our CEO, CFO and next three most highly compensated executive officers (the "Named Executive Officers") in the years indicated. As you can see from the table and consistent with our compensation philosophy discussed above, long - term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (1), (3)	All Other Compensation (4)	Total
Eugene A. Hall, Chief Executive Officer (CEO) (5)	2012	793,343	4,407,398	1,888,886	794,367	114,209	7,998,203
	2011	770,236	4,279,034	1,833,872	961,322	126,647	7,971,111
	2010	745,982	4,154,405	1,780,457	1,407,140	90,360	8,178,344
Christopher J. Lafond, EVP & Chief Financial Officer (CFO)	2012	464,683	1,228,409	526,464	279,170	37,669	2,536,395
	2011	451,148	1,192,664	511,142	337,844	43,318	2,536,116
	2010	435,733	1,157,929	496,255	494,520	36,293	2,620,730
Lewis G. Schwartz, SVP, General Counsel & Corporate Secretary	2012	416,808	613,429	262,901	250,408	46,333	1,589,879
	2011	404,668	595,589	255,253	303,037	50,947	1,609,494
	2010	390,606	578,237	247,821	443,571	40,401	1,700,636
Dale Kutnick, SVP, Executive Programs	2012	368,933	613,429	262,901	221,646	41,845	1,508,754
	2011	358,188	595,589	255,253	268,230	45,869	1,523,129
	2010	345,480	578,237	247,821	392,623	36,402	1,600,563
Per Anders Waern, SVP, Gartner Consulting	2012	368,933	613,429	262,901	221,646	36,853	1,503,762
	2011	358,188	595,589	255,253	268,230	162,842	1,640,102
	2010	345,521	578,237	247,821	392,580	67,223	1,631,382

(1) All Named Executive Officers elected to defer a portion of their 2012 salary and/or 2012 bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the 2012 deferred portion. See *Non-Qualified Deferred Compensation Table* below.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for performance restricted stock units, or PSUs (Stock Awards), and for stock-settled stock appreciation rights, or SARs (Option Awards) granted to the Named Executive Officer in 2012. The value reported for the PSUs is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the grant date estimate of the aggregate compensation cost to be recognized over the service period, excluding the effect of forfeitures, or the target grant date award value. The potential maximum value of the PSUs, assuming attainment of the highest level of the performance conditions, is 200% of the target value, and all PSUs are subject to forfeiture. There were no forfeitures applicable to the Named Executive Officers in 2012. See Note 8 – Stock-Based Compensation in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 for additional information.

(3) Represents performance-based cash bonuses earned at December 31 of the applicable year and paid in the following February. See footnote (1) to *Grants of Plan-Based Awards Table* below for additional information.

(4) See *Other Compensation Table* below for additional information.

(5) Mr. Hall is a party to an employment agreement with the Company. *See Employment Agreements With Executive Officers – Mr. Hall* below.

Other Compensation Table

This table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Year	Company Match Under Defined Contribution Plans (1)	Company Match Under Non-qualified Deferred Compensation Plan (2)	Other (3)	Total
Eugene A. Hall	2012	9,250	63,387	41,572	114,209
	2011	9,050	80,495	37,102	126,647
	2010	9,050	52,202	29,108	90,360
Christopher J. Lafond	2012	9,250	25,301	3,118	37,669
	2011	9,050	31,227	3,041	43,318
	2010	9,050	20,892	6,351	36,293
Lewis G. Schwartz	2012	9,250	21,994	15,089	46,333
	2011	9,050	27,330	14,567	50,947
	2010	9,050	18,027	13,324	40,401
Dale Kutnick	2012	9,250	18,687	13,908	41,845
	2011	9,050	23,432	13,387	45,869
	2010	9,050	15,163	12,189	36,402
Per Anders Waern	2012	9,250	18,687	8,916	36,853
	2011	9,050	23,431	130,361	162,842
	2010	9,050	15,166	43,007	67,223

(1) Represents the Company's 4% matching contribution and a discretionary 1% profit sharing contribution made in 2012 to the Named Executive Officer's 401(k) account (subject to limitations). The discretionary profit sharing contribution was paid in January 2012 on account of 2011 profits.

(2) Represents the Company's matching contribution to the executive's contributions to our Non-Qualified Deferred Compensation Plan. See *Non-Qualified Deferred Compensation Table* below for additional information.

(3) In addition to specified perquisites and benefits, includes other perquisites and personal benefits provided to the executive, none of which individually exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for the executive. In 2012 Mr. Hall received a car allowance of $26,592 per the terms of his employment agreement.

Grants of Plan-Based Awards Table

This table provides information about awards made to our Named Executive Officers in 2012 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (performance restricted stock units (PSUs) and stock appreciation rights (SARs) awards comprising long-term incentive compensation under our 2003 Plan).

		Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Possible Payouts Under Equity Incentive Plan Awards (2)				
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (# PSUs)	Exercise or Base Price of Option Awards ($/Sh) ($)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Eugene A. Hall	2/9/12	-	-	-	0	116,567 PSUs	233,134	-	4,407,398
	2/9/12	-	-	-	-	145,413 SARs	-	37.81	1,888,886
	-	0	799,162	1,598,324	-	-	-	-	-
Christopher J. Lafond	2/9/12	-	-	-	0	32,489 PSUs	64,978	-	1,228,409
	2/9/12	-	-	-	-	40,529 SARs	-	37.81	526,464
	-	0	280,855	561,710	-	-	-	-	-
Lewis G. Schwartz	2/9/12	-	-	-	0	16,224 PSUs	32,448	-	613,429
	2/9/12	-	-	-	-	20,239 SARs	-	37.81	262,901
	-	0	251,919	503,838	-	-	-	-	-
Dale Kutnick	2/9/12	-	-	-	0	16,224 PSUs	32,448	-	613,429
	2/9/12	-	-	-	-	20,239 SARs	-	37.81	262,901
	-	0	222,984	445,968	-	-	-	-	-
Per Anders Waern	2/9/12	-	-	-	0	16,224 PSUs	32,448	-	613,429
	2/9/12	-	-	-	-	20,239 SARs	-	37.81	262,901
	-	0	222,984	445,968	-	-	-	-	-

(1) Represents cash bonuses that could have been earned in 2012 based solely upon achievement of specified financial performance objectives for 2012 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 100% for Mr. Hall, and 60% for each of Messrs. Lafond, Schwartz, Kutnick and Waern. Actual bonuses earned in 2012 by Named Executive Officers and paid in February 2013 were adjusted to 99.4% of their target bonus as follows: Mr. Hall - $794,367; Mr. Lafond - $279,170; Mr. Schwartz – $250,408; and Messrs. Kutnick and Waern - $221,646. These amounts are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See *Short-Term Incentive Compensation (Cash Bonuses)* in the CD&A for additional information.

(2) Represents the number of performance-based Restricted Stock Units (PSUs) and stock-settled Stock Appreciation Rights (SARs) awarded on February 9, 2012 under our 2003 Plan. The target number of PSUs (100%) originally awarded on that date was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of a specified financial performance objective, and was adjusted to 104.3% of target in February 2013. The adjusted number of PSUs awarded was: Mr. Hall — 121,579; Mr. Lafond — 33,886; and Messrs. Schwartz, Kutnick and Waern — 16,922. The number of SARs was fixed on the award date. The PSUs and SARs vest 25% per year commencing one year from grant, or February 9, 2013, subject to continued employment on the vesting date. See *Long-Term Incentive Compensation (Equity Awards)* in the CD&A for additional information.

(3) Represents the closing price of our Common Stock on the New York Stock Exchange on the grant date.

(4) See footnote (2) to the Summary Compensation Table.

Employment Agreements with Executive Officers

Only our Chief Executive Officer, Mr. Hall, is a party to long-term employment agreement with the Company.

Mr. Hall – Employment Agreement

In April 2011, the Company entered into an Amended and Restated Employment Agreement with Mr. Hall pursuant to which Mr. Hall agreed to continue to serve as chief executive officer of the Company (the "2011 CEO Agreement").

The 2011 CEO Agreement has a term of five years (expiring December 31, 2016), with automatic one year renewals commencing on the fifth anniversary, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term. Under the 2011 CEO Agreement, Mr. Hall is entitled to:

- an annual base salary, subject to adjustment on an annual basis by the Compensation Committee;
- an annual target bonus under the Company's executive bonus program equal to 100% of annual base salary, and payable based upon achievement of specified Company and individual objectives. The actual bonus paid may be higher or lower than target based upon over- or under- achievement of these objectives, subject to a maximum actual bonus of 200% of base salary;
- an annual long-term incentive award with an aggregate value on the date of grant (assuming applicable performance goals will be satisfied at target) at least equal to $7,665,667 minus the sum of base salary and target bonus for the year of grant (the "Annual Incentive Award"). The Annual Incentive Award will be 100% unvested on the date of grant, and vesting will depend upon the achievement of performance goals to be determined by the Compensation Committee. The terms and conditions of each Annual Incentive Award will be determined by the Compensation Committee, and will be divided between restricted stock units (RSUs) and stock appreciation rights (SARs). The number of RSUs initially granted each year will be based upon the assumption that specified Company objectives set by the Compensation Committee will be achieved, and may be adjusted so as to be higher or lower than the number initially granted for over- or under- achievement of such specified Company objectives; and
- all benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability.

In addition, Mr. Hall is entitled to be nominated for election to the board of directors during his employment term.

Termination and Related Payments – Mr. Hall

Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily (other than within 24 months following a Change In Control (defined below)) and without Business Reasons (as defined in the 2011 CEO Agreement) or a Constructive Termination (as defined in the 2011 CEO Agreement) occurs, or if the Company elects not to renew the 2011 CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the 2011 CEO Agreement, then Mr. Hall will be entitled to receive the following benefits:

- base salary and paid time off ("PTO") accrued through the termination date, plus continued base salary for a period of 36 months following the termination date, paid in accordance with the Company's regular payroll schedule;
- any earned but unpaid bonus from the prior fiscal year which will be paid at the same time as bonuses for such fiscal year are paid to other Company executives;
- 300% of the average of Mr. Hall's earned annual bonuses for the three years preceding the year in which the termination date occurs, payable in a lump sum;
- 36 months' continued vesting in accordance with their terms (including achievement of applicable performance objectives) of all outstanding equity awards (all such awards with an exercise feature will remain exercisable for 30 days following the last day of such 36 month continued vesting period, subject to the maximum term of the award);
- a lump sum payment in cash equal to the value of any ungranted, but due to be granted Annual Incentive Awards, multiplied by the percentage of such award that would vest within 36 months following termination (i.e., 75% in the case of a four year vesting period); and

- a monthly payment equal to the monthly COBRA premium payable by Mr. Hall to continue the group health coverage in effect on the date of termination for himself, his spouse and any children until Mr. Hall becomes covered under similar plans or for 36 months following termination, whichever occurs first.

Payment of severance amounts is conditioned upon execution of a general release of claims against the Company and compliance with 36 month non-competition and non-solicitation covenants set forth in the 2011 CEO Agreement. In certain circumstances, payment will be delayed for six months following termination under Code Section 409A.

Within 24 months of a Change In Control, if Mr. Hall's employment is terminated involuntarily and without Business Reasons or a Constructive Termination occurs, or if the Company elects not to renew the 2011 CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the 2011 CEO Agreement (i.e., double trigger), Mr. Hall will be entitled to receive the following benefits:

- accrued base salary and PTO through the Change In Control date, plus any earned but unpaid bonus from the prior fiscal year, payable upon the Change In Control;

- an amount equal to three times base salary then in effect plus an amount equal to three times target bonus for the fiscal year in which the Change In Control occurs, payable six months following termination;

- a monthly payment equal to the monthly COBRA premium payable by Mr. Hall to continue the group health coverage in effect on the date of termination for himself, his spouse and any children until Mr. Hall becomes covered under similar plans or for 36 months following termination, whichever occurs first;

- any ungranted, but due to be granted Annual Incentive Awards will be awarded; and

- all unvested outstanding equity awards will vest in full, all performance goals or other vesting criteria will be deemed achieved at target levels and all stock options and SARs will be exercisable as to all covered shares.

Immediately upon a Change In Control, all unvested outstanding equity awards will vest in full, all performance goals or other vesting criteria will be deemed achieved at target levels and all stock options and SARs will be exercisable as to all covered shares. Additionally, any ungranted, but due to be granted Annual Incentive Awards will be awarded prior to consummation of the Change in Control.

Should any payments received by Mr. Hall upon a Change In Control constitute a "parachute payment" within the meaning of Code Section 280G, Mr. Hall may elect to receive either the full amount of his Change In Control payments, or such lesser amount as will ensure that no portion of his severance and other benefits will be subject to excise tax under Code Section 4999 of the Code. Additionally, certain payments may be delayed for six months following termination under Code Section 409A.

The 2011 CEO Agreement utilizes the 2003 Plan definition of "Change In Control" which currently provides that a Change In Control will occur when (i) any person becomes the beneficial owner of 50% of our voting securities, (ii) there is a merger or consolidation of Gartner with another company and our outstanding securities represent less than 50% of the voting securities of the combined entity, (iii) there is a completed sale of all or substantially all of our assets and (iv) there is a change in the composition of our Board occurring within a one year period, as a result of which fewer than a majority of the directors on the board remain.

Termination and Related Payments – Other Executive Officers

In the event of termination for cause, voluntary resignation or as a result of death, disability or retirement, no severance benefits are provided. In the event of termination without cause (including in connection with a Change In Control), each of our other executive officers will be entitled to receive the following severance benefits:

- base salary then in effect for 52 weeks plus any unused PTO not to exceed 25 days (paid in accordance with the Company's regular payroll schedule); and

- reimbursement for COBRA premiums to continue group health benefits pursuant to our standard programs for the executive, the executive's spouse and any children for 12 months after the termination date.

In order to receive severance benefits, the executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality and non-competition obligations (that bind all employees for one year following termination of employment) and releases the Company from various employment-related claims. In addition, in the case of Named Executive Officers (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company.

In the event of a Change In Control, if the executive is terminated without cause within 12 months after the Change In Control, all of the executive's outstanding equity awards will immediately vest in full (as and when adjusted in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred on termination), and those which are exercisable can be exercised for 12 months following the termination date. Finally, under certain circumstances, payments and release of shares may be delayed for six months following termination under Code Section 409A.

Death, Disability and Retirement

In the case of termination due to death, disability or retirement, each Named Executive Officer is entitled to immediate vesting of all options, PSUs and SARs that would have vested (assuming continued service) during the 12 months following termination, except for PSUs that will automatically vest if, when and to the extent they vest pursuant to a related performance adjustment within 12 months of termination. Additionally, options and SARs remain exercisable for the earlier of the expiration date or one year from the date of termination. In the event of termination for any other reason, any unexercised options and SARs remain exercisable for the earlier of the expiration date or 90 days from the date of termination (excluding any period during which trading is prohibited under our insider trading policy).

We use standard definitions of retirement and disability. Retirement is defined in the 2003 Plan as termination of employment if (i) on the date of termination, the employee is at least 55 years old and has at least 5 years continued service and (ii) the sum of the employee's age and years of continued service equals at least 65. At December 31, 2012, Messrs. Kutnick and Schwartz qualified for a retirement benefit. Disability is defined in the 2003 Plan as total and permanent disability.

Potential Payments Upon Termination or Change in Control

Employment Agreements With Executive Officers above contains a detailed discussion of the payments and other benefits to which our CEO and other Named Executive Officers are entitled in the event of termination of employment or upon a Change In Control, and the amounts payable assuming termination under various circumstances at December 31, 2012 are set forth below. In this event, each Named Executive Officer would also be entitled to receive accrued personal time off (PTO) and the balance in his or her deferred compensation plan account.

Mr. Hall, CEO. The table below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to Mr. Hall had his employment been terminated on December 31, 2012 (the "Termination Date") as a result of (i) involuntary termination without cause and/or constructive termination; (ii) death, disability or retirement; or (iii) a Change In Control. See *Outstanding Equity Awards At Fiscal Year End Table* below for a list of Mr. Hall's unvested equity awards at the end of 2012.

Involuntary termination (severance benefits) (1)	Involuntary termination (continued vesting of equity awards) (2)	Total Involuntary termination (1), (2)	Death, disability or retirement (acceleration of unvested equity awards) (3)	Change in Control (severance benefits) (4)	Change in Control (acceleration of unvested equity awards) (5)	Total Change in Control (4), (5)
6,353,644	27,739,913	34,093,557	16,282,734	5,658,603	29,379,448	35,038,051

(1) Represents the sum of (w) three times base salary in effect at Termination Date; (x) 300% of the average actual bonus paid for the prior three years (2009, 2010 and 2011); (y) unpaid 2012 bonus; and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(2) Represents (x) the fair market value using the closing price of our Common Stock on December 31, 2012, or $46.02 (the "Year End Price") of unvested PSUs that would have vested within 36 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 36 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of unvested PSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs. Mr. Hall was not retirement eligible (as defined by the 2003 Plan) at December 31, 2012.

(4) Represents the sum of (w) three times base salary in effect at Termination Date, (x) three times 2012 target bonus, (y) unpaid 2012 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(5) Represents (x) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at target in the case of unadjusted 2012 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Other Named Executive Officers. The table below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to our Named Executive Officers (other than Mr. Hall) had their employment been terminated on December 31, 2012 (the "Termination Date") as a result of (i) involuntary termination without cause and/or constructive termination; (ii) death, disability or retirement; or (iii) a Change In Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of unvested equity awards held by each Named Executive Officer at the end of 2012.

Named Executive Officer	Involuntary termination (severance benefits) (1)	Acceleration of unvested equity awards (death, disability or retirement) (2)	Acceleration of unvested equity awards (Change In Control) (3)	Total Change In Control (1), (3)
Christopher J. Lafond	484,434	4,538,403	8,188,695	8,673,129
Lewis G. Schwartz	430,760	2,266,344	4,089,170	4,519,930
Dale Kutnick	394,727	2,266,344	4,089,170	4,483,897
Per Anders Waern	387,982	2,266,344	4,089,170	4,477,152

(1) Represents 12 months' base salary in effect on the Termination Date plus the amount of health insurance premiums for the executive, his spouse and immediate family for 12 months (at premiums in effect on the Termination Date) payable in accordance with normal payroll practices. Since the executive must be employed on the bonus payment date (February 2013) in order to receive earned but unpaid 2012 bonus, in the event of termination on December 31, 2012, 2012 bonus would have been forfeited and, therefore, is excluded. See *Non-Equity Incentive Plan Compensation* in the Summary Compensation Table above for these bonus amounts.

(2) Represents (x) the fair market value using the closing price of our Common Stock on December 31, 2012, or $46.02 (the "Year End Price") of unvested PSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price of all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at target in the case of unadjusted 2012 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Outstanding Equity Awards at Fiscal Year-End Table

This table provides information on each option (including stock appreciation rights or SARs) and stock (including restricted stock and performance restricted stock units or PSUs) award held by each Named Executive Officer at December 31, 2012. All performance criteria associated with these awards (except for the 2012 PSU award (see footnote 4)) were fully satisfied as of December 31, 2012, and the award is fixed. The market value of the stock awards is based on the closing price of our Common Stock on the New York Stock Exchange on December 31, 2012, which was $46.02 (and not on the closing price on the grant date). Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive will be reduced by the number of shares withheld by Gartner for tax withholding purposes and/or as payment of exercise price in the case of options and SARs.

	Option Awards				Stock Awards			
Named Executive Officer	**Number of Securities Underlying Unexer-cised Options Exercis-able (#)**	**Number of Securities Underlying Unexercised Options Unexercis-able (#)**	**Option Exercise Price ($)**	**Option Expira-tion Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)**
Eugene A. Hall								
(1), (5)	174,282	87,141	11.11	2/11/16	108,340	4,985,807		
(2), (5)	107,588	107,586	22.06	2/11/17	168,558	7,526,939		
(3), (5)	33,756	101,268	38.05	2/22/18	112,430	5,174,029		
(4), (5)		145,413	37.81	2/09/19			116,567	5,364,413
Christopher J. Lafond								
	29,273		21.85	2/15/14				
	75,662		18.10	2/15/15				
(1), (5)	24,288	24,288	11.11	2/11/16	30,197	1,389,666		
(2), (5)	29,988	29,986	22.06	2/11/17	45,586	2,097,868		
(3), (5)	9,409	28,225	38.05	2/22/18	31,337	1,442,129		
(4), (5)		40,529	37.81	2/09/19			32,489	1,495,144
Lewis G. Schwartz								
(1), (5)	16,387	12,129	11.11	2/11/16	15,079	693,936		
(2), (5)	14,976	14,974	22.06	2/11/17	22,764	1,047,599		
(3), (5)	4,699	14,095	38.05	2/22/18	15,648	720,121		
(4), (5)		20,239	37.81	2/09/19			16,224	746,628
Dale Kutnick								
	17,784		18.10	2/15/15				
(1), (5)		12,129	11.11	2/11/16	15,079	693,936		
(2), (5)	14,976	14,974	22.06	2/11/17	22,764	1,047,599		
(3), (5)	4,699	14,095	38.05	2/22/18	15,648	720,121		
(4), (5)		20,239	37.81	2/09/19			16,224	746,628
Per Anders Waern								
(1), (5)		12,129	11.11	2/11/16	15,079	693,936		
(2), (5)		14,974	22.06	2/11/17	22,764	1,047,599		
(3), (5)	4,699	14,095	38.05	2/22/18	15,648	720,121		
(4), (5)		20,239	37.81	2/09/19			16,224	746,628

(1) Vest 25% per year commencing 2/11/10.

(2) Vest 25% per year commencing 2/11/11.

(3) Vest 25% per year commencing 2/22/12.

(4) Vest 25% per year commencing 2/09/13. The market value of the Stock Award is presented at target (100%), the amount ultimately awarded could range from 0% to 200% of the target award and the maximum payout value is 200% of target. After certification of the applicable performance metric in February 2013, the amount actually awarded on account of Stock Awards was adjusted to 104.3% of target. The actual number of PSUs awarded is reported in footnote (2) to the *Grants of Plan – Based Awards table.*

(5) The amounts shown under Option Awards represent SARs that will be stock-settled upon exercise; accordingly, the number of shares ultimately received upon exercise will be less than the number of SARs held by the executive and reported in this table.

Option Exercises and Stock Vested Table

This table provides information for the Named Executive Officers for options that were exercised, and stock awards that vested and released, during 2012 on an aggregate basis, and does not reflect shares withheld by the Company for exercise price or withholding taxes.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($)(3)
Eugene A. Hall	567,484	14,511,394	269,435	10,201,507
Christopher J. Lafond	29,274	853,630	75,098	2,843,405
Lewis G. Schwartz	37,784	1,041,642	37,503	1,419,961
Dale Kutnick	63,705	1,876,269	37,503	1,419,961
Per Anders Waern	29,063	667,196	37,503	1,419,961

(1) Represents the spread between (i) the market price of our Common Stock at exercise and (ii) the exercise price for all options exercised during the year, multiplied by the number of options exercised.

(2) Represents restricted stock units awarded in prior years as long-term incentive compensation that released in 2012.

(3) Represents the number of shares that released multiplied by the market price of our Common Stock on the release date.

Non-Qualified Deferred Compensation Table

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose aggregate compensation in 2012 was expected to exceed $325,000. This plan currently allows qualified U.S.-based employees to defer up to 50% of annual salary and/or up to 100% of annual bonus earned in a fiscal year. In addition, in 2012 the Company made a contribution to the account of each Named Executive Officer who deferred compensation equal to the amount of such executive's contribution (not to exceed 4% of base salary and bonus), less $6,800. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, or elect to receive the balance in 20, 40 or 60 quarterly installments. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Deferred Compensation Plan in 2012 by the participating Named Executive Officers, the Company's matching contributions, 2012 earnings, aggregate withdrawals and distributions and account balances at year end.

Name	Executive Contributions in 2012 (1)	Company Contributions in 2012 (2)	Aggregate Earnings (loss) in 2012	Aggregate Withdrawals/ Distributions in 2012	Aggregate Balance at 12/31/12
Eugene A. Hall	70,187	63,387	69,762	166,080	566,631
Christopher J. Lafond	32,101	25,301	17	47,814	212,477
Lewis G. Schwartz	28,794	21,994	28,942	-	349,006
Dale Kutnick	25,487	18,687	22,682	-	230,139
Per Anders Waern	25,487	18,687	16,379	-	175,819

(1) Executive Contributions are included in the "Base Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table for the NEOs.

(2) Company Contributions are included in the "All Other Compensation" column of the Summary Compensation Table, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the Other Compensation Table for the NEOs.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 regarding the number of shares of our Common Stock that may be issued upon exercise of outstanding options, stock appreciation rights and other rights (including restricted stock, restricted stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted-average exercise price information), as well as shares available for future issuance under our equity compensation plans. All equity plans with outstanding awards or available shares have been approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights ($)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders:			
2003 Long Term Incentive Plan (1)	3,880,239	16.72	7,426,459
2011 Employee Stock Purchase Plan	-	-	1,260,603
Total	3,880,239	16.72	8,687,062

(1) With respect to SARs issued under the 2003 Plan, we have calculated, and given effect in the table to, the number of shares of Common Stock that would be issued upon settlement of outstanding in-the-money SARs at December 31, 2012 (2,002,328) using the closing price of our Common Stock at fiscal year-end ($46.02). All outstanding options and SARs were in the money at year end.

(2) Since December 31, 2012 to date, 585,258 restricted stock units (including PSUs) and 354,448 SARs were awarded to our executive officers and associates under the 2003 Plan, which were issued primarily in connection with the 2012 annual equity award, and 514,010 shares were added back to the 2003 Plan on account of shares withheld for taxes, surrendered to pay exercise price or cancelled awards.

As of April 1, 2013, there were 2,545,095 options and SARs outstanding, with a weighted average exercise price of $26.84 and an average remaining term of 4.06 years. As of the same date, the number of full value shares granted and unvested was 1,859,590 and the number of shares available for future grant was 5,962,647. At the present time, equity awards are only issued under the 2003 LTIP.

OTHER COMPENSATION POLICIES AND INFORMATION

Executive Stock Ownership Guidelines

In order to align management and stockholder interests, the Company has adopted stock ownership guidelines for our executive officers as follows: the CEO is required to hold shares of Common Stock with a value at least equal to six (6) times his base salary, and all other executive officers are required to hold shares of Common Stock with a value at least equal to three (3) times their base salary. The officers have five (5) years from appointment to accumulate this value. For purposes of computing the required holdings, officers may count shares directly held, as well as vested and unvested restricted stock units and PSUs, but not options or SARs. At December 31, 2012, our CEO and all other executive officers were well within compliance with these guidelines.

Clawback Policies

The Company's Amended and Restated Executive Performance Bonus Plan provides that the Committee (or the Board), in its sole discretion, may require a participant to forfeit, return or reimburse the Company all or any portion of his or her award, to the extent required by applicable law or provided under any claw-back policy adopted by the Company on account of any event of fraud, breach of a fiduciary duty, restatement of financial statements as a result of fraud or willful errors or omissions, or violation of material Company policies.

Pursuant to the Dodd-Frank Act, the SEC has been directed to issue rules applicable to the national securities exchanges (including the NYSE on which our Common Stock is listed for trading) prohibiting the listing of any security of an issuer that does not provide for the recovery of erroneously awarded incentive-based compensation where there has been an accounting restatement, i.e., clawback policies. We are awaiting issuance of the SEC rules, and, at that time, the Board will adopt a formal policy that complies with these rules.

Hedging and Pledging Policies

The Company's Insider Trading Policy prohibits all executive officers and directors from engaging in any short selling, hedging and/or pledging transactions with respect to Company securities.

Accounting and Tax Impact

In setting compensation, the Compensation Committee and management consider the potential impact of Code Section 162(m), which precludes a public corporation from deducting on its corporate income tax return individual compensation in excess of $1 million for its chief executive officer or any of its three other highest-paid officers (other than the chief financial officer). Section 162(m) also provides for certain exemptions to this limitation, specifically compensation that is performance-based (within the meaning of Section 162(m)) and issued under a stockholder-approved plan. Our 2012 short-term incentive (bonus) awards were performance-based and were made pursuant to our stockholder-approved Executive Performance Bonus Plan and, therefore, are deductible under Section 162(m). The PSU component of the 2012 long-term incentive award was performance-based and issued under the 2003 Plan, which has been approved by stockholders and, therefore, is deductible under Section 162(m). Although the Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m), it maintains the discretion in establishing compensation elements to approve compensation that may not be deductible under Section 162(m), if the Committee believes the compensation element to be necessary or appropriate under the circumstances.

Grant of Equity Awards

The Board of Directors has a formal policy with respect to the grant of equity awards under our 2003 Plan. Equity awards may include stock options, stock appreciation rights (SARs), restricted stock awards (RSAs), restricted stock units (RSUs) and performance-based restricted stock units (PSUs). In 2012, all such awards to Named Executive Officers took the form of PSUs and SARs. Pursuant to the 2003 Plan, the Committee may not delegate its authority with respect to Section 16 persons, nor in any other way which would jeopardize the plan's qualification under Code Section 162(m) or Exchange Act Rule 16b-3. Accordingly, our policy specifies that all awards to our Section 16 executive officers must be approved by the Compensation Committee on or prior to the award grant date, and that all such awards will be made and priced on the date of Compensation Committee approval, except in the case of new hires, which is discussed below.

The 2003 Plan prohibits the repricing of stock options and the surrender of any outstanding option to the Company as consideration for the grant of a new option with a lower exercise price without stockholder approval. It also prohibits the granting of options with an exercise price less than the fair market value of the Company's common stock on the date of grant.

Consistent with the 2003 Plan, the Compensation Committee annually approves a delegation of authority to the CEO to make equity awards under the 2003 Plan to Gartner employees (other than Section 16 persons) on account of new hires, retention or promotion without the approval of the Compensation Committee. The current delegation of authority specifies a maximum award value of $300,000 per individual, and a maximum aggregate award value of $2,000,000 for the calendar year. For purposes of this computation, in the case of RSAs and RSUs, value is calculated based upon the fair market value (defined in the 2003 Plan as the closing price on the date of grant as reported by the New York Stock Exchange) of a share of our Common Stock, multiplied by the number of RSAs or RSUs awarded. In the case of options and SARs, the value of the award will be the Black-Scholes-Merton calculation of the value of the award using assumptions appropriate on the award date. Any awards made under this delegated authority are reported to the Compensation Committee at the next regularly scheduled committee meeting.

As discussed above, the structure and value of annual long-term incentive awards comprising the long-term incentive compensation element of our compensation package to executive officers are established and approved by the Compensation Committee in the first quarter of each year. The specific terms of the awards (number of PSUs and SARs and related performance criteria) are determined, and the awards are approved and made, on the same date and after the release of the Company's prior year financial results.

It is the Company's policy not to make equity awards to executive officers prior to the release of material non-public information. The 2012 long-term incentive awards to executive officers were approved by the Compensation Committee and made on February 9, 2012, after release of our 2011 financial results. Generally speaking, awards for newly hired executives that are given as an inducement to joining the Company are made on the 15th or 30th day of the month first following the executive's start date (and after approval by the Compensation Committee), and retention and promotion awards are made on the 15th or 30th day of the month first following the date of Compensation Committee approval; however, we may delay making these awards pending the release of material non-public information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 and the Company's proxy statement for the 2013 Annual Meeting.

Compensation Committee of the Board of Directors

Anne Sutherland Fuchs
Michael J. Bingle
Raul E. Cesan

April 16, 2013

PROPOSAL TWO:

ADVISORY APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are including in this Proxy Statement a separate resolution subject to stockholder vote to approve the compensation of our Named Executive Officers. The stockholder vote on this resolution is advisory only. However, the Compensation Committee and the Board will consider the voting results when making future executive compensation decisions.

The text of the resolution in respect of Proposal No. 2 is as follows:

> **Resolved, that the compensation of Gartner's Named Executive Officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.**

In considering your vote, stockholders may wish to review with care the information on Gartner's compensation policies and decisions regarding the Named Executive Officers presented in the CD&A on pages 14 to 23, including, in particular, the information concerning company performance included in the Executive Summary on page 14 and highlights of our Compensation Practices on pages 16 - 17.

In particular, stockholders should note that the Compensation Committee bases its executive compensation decisions on the following:

- the need to attract, motivate and retain highly talented, creative and entrepreneurial individuals in a highly competitive industry and market place;
- the need to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components which have led executives to deliver outstanding performance for the past several years;
- comparability to the practices of peers in our industry and other comparable companies generally based upon available benchmarking data; and
- the alignment of our executive compensation programs with stockholder value through heavily weighted performance-based compensation elements.

As noted in the Executive Summary on page 14, 2012 was a year of record achievement for Gartner, largely as a result of the achievements of our executive leadership team. We achieved Contract Value, EBITDA, Revenue and GAAP EPS growth of 14%, 13%, 12% and 21%, respectively. Additionally, our Common Stock returned 32%, 155% and 162% on a 1, 3 and 5 year basis, significantly out-performing the S&P 500 and NASDAQ indices and our peer group for the corresponding periods.

The Board believes that Gartner's executive compensation programs have a proven record of effectively driving superior levels of financial performance, stockholder value, alignment of pay with performance, high ethical standards and attraction and retention of highly talented executives.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote FOR the foregoing resolution to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 15, 2013 (including shares that will release (RSUs) or become exercisable (options or SARs) within 60 days following April 15, 2013) held by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) each of our directors; (iii) each Named Executive Officer; and (iv) all directors, Named Executive Officers and other current executive officers as a group. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06904. The amounts shown do not include CSEs that release upon termination of service as a director, or deferred RSUs that will not release within 60 days. Since all stock appreciation rights (SARs) are stock-settled (i.e., shares are withheld for the payment of exercise price and taxes), the number of shares ultimately issued upon settlement will be less than the number of SARS that were settled. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of Common Stock shown as beneficially owned by them. To the Company's knowledge, none of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Michael J. Bingle (1)	13,779	*
Richard J. Bressler (2)	14,490	*
Raul E. Cesan (3)	80,487	*
Karen E. Dykstra	18,763	*
Anne Sutherland Fuchs (1)	30,201	*
William O. Grabe (4)	116,317	*
Stephen G. Pagliuca (1)	42,241	*
James C. Smith (5)	1,037,936	1.1
Eugene A. Hall (6)	1,597,041	1.7
Christopher J. Lafond (7)	244,014	*
Lewis G. Schwartz (8)	100,815	*
Dale Kutnick (9)	260,471	*
Per Anders Waern (10)	55,574	*
All current directors, Named Executive Officers and other executive officers as a group (20 persons) (11)	4,258,923	4.5
T. Rowe Price Associates, Inc. (12) 100 E. Pratt Street, Baltimore, MD 21202	14,686,426	15.7
Baron Capital Group, Inc. (13) 767 Fifth Avenue, New York, NY 10153	8,527,737	9.1
Morgan Stanley (14) 1585 Broadway, New York, NY 10036	5,997,885	6.4
Blackrock, Inc. (15) 40 East 52nd Street, New York, NY 10022	5,265,750	5.6
The Vanguard Group, Inc. (16) 100 Vanguard Blvd., Malvern, PA 19335	5,228,181	5.6

* Less than 1%

(1) Includes 3,086 RSUs that will release on June 7, 2013 (the "2012 Director RSU Award").

(2) Includes 2,576 RSUs that were deferred by Mr. Bressler and will release on June 5, 2013.

(3) Includes 30,000 shares held by a family foundation as to which Mr. Cesan may be deemed a beneficial owner, and the 2012 Director RSU Award.

(4) Includes 14,000 shares issuable upon the exercise of options and the 2012 Director RSU Award.

(5) Includes the 2012 Director RSU Award, 50,000 shares held by members of Mr. Smith's immediate family and 211,900 shares held by a family foundation as to which Mr. Smith may be deemed a beneficial owner.

(6) Includes 526,670 shares issuable upon the exercise of stock appreciation rights ("SARs").

(7) Includes 198,170 shares issuable upon the exercise of SARs.

(8) Includes 65,437 shares issuable upon the exercise of SARs.

(9) Includes 66,834 shares issuable upon the exercise of SARs. Also includes 12,800 shares held for the benefit of immediate family members, 2,000 shares held in a private family foundation and 71,900 shares in an IRA account as to which Mr. Kutnick may be deemed a beneficial owner.

(10) Includes 34,074 shares issuable upon the exercise of SARs.

(11) Includes 25,703 RSUs that will release within 60 days, and 1,323,520 shares issuable upon the exercise of stock options and/or SARs.

(12) These shares are owned by various individual and institutional investors, including T. Rowe Price Mid-Cap Growth Fund, Inc. (which owns 6,007,700 of the reported shares, representing 6.4% of the shares outstanding), for which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(13) Includes shares beneficially owned by Baron Capital Group, Inc. ("BCG") and Ronald Baron; also includes 8,052,428 shares beneficially owned by BAMCO, Inc. and 473,309 shares beneficially owned by Baron Capital Management, Inc., subsidiaries of BCG.

(14) Includes shares beneficially owned, or deemed to be beneficially owned, by certain operating units of Morgan Stanley and its subsidiaries and affiliates.

(15) Includes shares held by various subsidiaries of Blackrock, Inc.

(16) Includes shares beneficially owned by The Vanguard Group, Inc. as an investment adviser, and includes 65,956 shares beneficially owned by Vanguard Fiduciary Trust Company as investment manager and 4,421 shares beneficially owned by Vanguard Investments Australia, Ltd as investment manager.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. To assist with this reporting obligation, the Company prepares and files ownership reports on behalf of its officers and directors pursuant to powers of attorney issued by the officer or director to the Company. Based solely on our review of these reports, or written representations from certain reporting persons, there were no late filings in 2012.

TRANSACTIONS WITH RELATED PERSONS

Gartner is a provider of comprehensive research coverage of the IT industry to approximately 13,300 distinct client organizations across 85 countries. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

Our Governance Committee reviews all related party transactions to determine whether any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, has a *material* direct or indirect interest, or whether the independence from management of our directors may be compromised as a result of the relationship or transaction. Our Board Principles and Practices, which are posted on *www.investor.gartner.com,* require directors to disclose all actual or potential conflicts of interest regarding a matter being considered by the Board or any of its committees and to excuse themselves from that portion of the Board or committee meeting at which the matter is addressed to permit independent discussion. Additionally, the member with the conflict must abstain from voting on any such matter. The Governance Committee is charged with resolving any conflict of interest issues brought to its attention and has the power to request the Board to take appropriate action, up to and including requesting the involved director to resign. Our Audit Committee and/or Board of Directors reviews and approves all material related party transactions involving our directors in accordance with applicable provisions of Delaware law and with the advice of counsel, if deemed necessary.

The Company maintains a written conflicts of interest policy which is posted on our intranet and prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest and related party transactions involving Gartner employees must be reported to, and pre-approved by, the General Counsel.

In 2012, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a direct or indirect material interest.

PROPOSAL THREE:

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors has appointed KPMG LLP to serve as the Company's independent auditor for the 2013 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the Audit Committee Report and the Principal Accountant Fees and Services below.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. Ratification by the stockholders of the appointment of KPMG is not required by law, the Company's bylaws or otherwise. However, the Board of Directors is submitting the appointment of KPMG for stockholder ratification to ascertain stockholders' views on the matter. Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

Principal Accountant Fees and Services

During 2012, KPMG performed recurring audit services, including the examination of our annual financial statements, limited reviews of quarterly financial information, certain statutory audits and tax services for the Company. The aggregate fees billed for professional services by KPMG in 2011 and 2012 for various services performed by them were as follows:

Types of Fees	2011	2012
Audit Fees	$2,302,000	$2,613,200
Audit-Related Fees	4,844	4,556
Tax Fees	434,975	512,759
All Other Fees	-	-
Total Fees	$2,741,819	$3,130,515

Audit Fees

Audit fees relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in the Company's Annual Report on Form 10-K, the review of its quarterly financial statements contained in the Company's Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings.

Audit-Related Fees

Audit-related fees relate to professional services rendered by KPMG primarily for audit support services.

Tax Fees

Tax fees relate to professional services rendered by KPMG for permissible tax compliance in foreign and domestic locations, tax advice, tax planning and tax audits.

All Other Fees

This category of fees covers all fees for any permissible service not included in the above categories.

Pre-Approval Policies

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG and management report periodically to the Audit Committee regarding the services provided by KPMG in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In the case of permissible tax services, the Audit Committee has approved overall fee amounts for specific types of permissible services (i.e., tax compliance, tax planning and tax audit support) to allow management to engage KPMG expeditiously as needed as projects arise. All services rendered in 2012 were pre-approved by the Audit Committee.
This category of fees covers all fees for any permissible service not included in the above categories.

AUDIT COMMITTEE REPORT

Pursuant to its responsibilities as set forth in the Audit Committee Charter, the Audit Committee has reviewed and discussed with management and with KPMG Gartner's audited consolidated financial statements for the year ended December 31, 2012. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. The Audit Committee has received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG that firm's independence.

Based on the review and discussions noted above, as well as discussions regarding Gartner's internal control over financial reporting and discussions with Gartner's Internal Audit function, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2012 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Richard J. Bressler
Karen E. Dykstra
James C. Smith

April 16, 2013

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote FOR ratification of the appointment of KPMG LLP as the Company's independent auditors for fiscal 2013.

MISCELLANEOUS

Stockholder Communications

Stockholders and other interested parties may communicate with any of our directors by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

Available Information

Our website address is ***www.gartner.com.*** The investor relations section of our website is located at ***www.investor.gartner.com*** and contains, under the "Corporate Governance" link, current electronic printable copies of our:

- CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers
- Code of Conduct, which applies to all Gartner officers, directors and employees
- Board Principles and Practices, the corporate governance principles that have been adopted by our Board
- Audit Committee Charter
- Compensation Committee Charter
- Governance/Nominating Committee Charter

This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904—2212.

Process for Submission of Stockholder Proposals for our 2014 Annual Meeting

The Company has adopted advance notice requirements related to stockholder business, including director nominations. These requirements are contained in our Bylaws, which can be found at ***www.investor.gartner.com***, under the "Corporate Governance" link, and are summarized below. This summary is qualified by reference to the full Bylaw provision.

If you are a stockholder of record and you want to make a proposal for consideration at the 2014 Annual Meeting without having it included in our proxy materials, we must receive your written notice not less than 90 days prior to the 2014 Annual Meeting; provided, however, that if we fail to give at least 100 days prior notice of this meeting, then we must receive your written notice not more than 10 days after the date on which notice of the 2014 Annual Meeting is mailed.

A stockholder's notice must set forth certain required information including: (i) a brief description of the business to be brought before the meeting and the reasons therefore; (ii) the name and address of the proposing stockholder and certain associated persons; (iii) the number of shares of Common Stock held by such stockholder and associated persons; (iv) a description of any hedging transactions entered into by such stockholder and persons; (v) any material interest of such stockholder and associated persons in the business to be conducted; and (vi) a statement as to whether a proxy statement and form of proxy will be delivered to other stockholders. In addition, certain information in the notice must be supplemented as of the record date for the meeting. If the stockholder business involves director nominations, the stockholder's notice must also contain detailed information concerning the nominee, including name, age, principal occupation, interests in Common Stock, any other information regarding the nominee that would be required to be included in a proxy statement under the rules of the SEC had the proposal been made by management, and an acknowledgment by the nominee of the fiduciary duties owed by a director to a corporation and its stockholders under Delaware law. If you do not comply with all of the provisions of our advance notice requirements, then your proposal may not be brought before the 2014 Annual Meeting. All stockholder notices should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212.

Additionally, if you want to make a proposal for consideration at next year's Annual Meeting *and* have it included in our proxy materials for that meeting, we must receive your proposal by December 17, 2013, and it must comply with all other provisions of the Company's advance notice requirements as well as the requirements of Exchange Act Rule 14a-8.

Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 10-K") has been filed with the Securities and Exchange Commission and is available at ***www.sec.gov***. You may also obtain a copy at ***www.investor.gartner.com.*** A copy of the 2012 10-K is also contained in our 2013 Annual Report to Stockholders, which accompanies this Proxy Statement. A copy of the 2012 10-K will be mailed to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904—2212.

By Order of the Board of Directors



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 16, 2013

2012 Annual Report on Form 10-K



12

Gartner.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-3099750** (I.R.S. Employer Identification No.)
P.O. Box 10212 **56 Top Gallant Road** **Stamford, CT** (Address of principal executive offices)	**06902-7700** (Zip Code)
(203) 316-1111 (Registrant's telephone number, including area code)	

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0005 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3,900,309,164 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock was 93,366,230 as of January 31, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held May 30, 2013 (Proxy Statement)	Part III

GARTNER, INC.
2012 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. ("Gartner") (NYSE: IT) is the world's leading information technology research and advisory company. We deliver the technology-related insight necessary for our clients to make the right decisions, every day. From CIOs and senior IT leaders in corporations and government agencies, to business leaders in high-tech and telecom enterprises and professional services firms, to supply chain professionals and technology investors, we are the valuable partner to clients in over 13,300 distinct organizations. We work with clients to research, analyze and interpret the business of IT within the context of their individual roles. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, U.S.A., and as of December 31, 2012, we had 5,468 associates, including 1,405 research analysts and consultants, and clients in 85 countries.

The foundation for all Gartner products and services is our independent research on IT and supply chain issues. The findings from this research are delivered through our three business segments — Research, Consulting and Events:

- ***Research*** provides objective insight on critical and timely technology and supply chain initiatives for CIOs, other IT professionals, supply chain leaders, technology companies and the investment community through reports, briefings, proprietary tools, access to our analysts, peer networking services and membership programs that enable our clients to make better decisions about their IT and supply chain investments.
- ***Consulting*** provides customized solutions to unique client needs through on-site, day-to-day support, as well as proprietary tools for measuring and improving IT performance with a focus on cost, performance, efficiency, and quality.
- ***Events*** provide IT, supply chain and business professionals the opportunity to attend various symposia, conferences and exhibitions to learn, contribute and network with their peers. From our flagship event Symposium/ITxpo, to summits focused on specific technologies and industries, to experimental workshop-style seminars, our events distill the latest Gartner research into applicable insight and advice.

For more information regarding Gartner and our products and services, visit www.gartner.com.

References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its consolidated subsidiaries.

MARKET OVERVIEW

Technological innovations today are changing how businesses and organizations work and what they do at an increasingly rapid pace. Today, everyone is living and working in the midst of a technological revolution. Major technological forces - including social media, mobile, cloud and information – are driving change on a scale not seen before in every organization around the world, from business enterprises of every size, to governments and government agencies, as well as other organizations. This technology revolution is likely to remain vibrant for decades to come.

Information technology (IT) is critical to supporting increased productivity, service improvement and revenue growth. IT and the supply chain are viewed today as strategic components of growth and operating performance. As the costs of IT solutions continue to rise, IT executives and professionals have realized the importance of making well-informed decisions and increasingly seek to maximize their returns on IT capital investments. As a result, any IT investment decision in an enterprise is subject to increased financial scrutiny, especially in the current challenging economic climate. In addition, today's IT marketplace is dynamic and complex. Technology providers continually introduce new products with a wide variety of standards and features that are prone to shorter life cycles. Users of technology — a group that encompasses nearly all organizations — must keep abreast of new developments in technology to ensure that their IT systems are reliable, efficient, and meet both their current and future needs.

Given the strategic and critical nature of technology decision-making and spending, business enterprises, governments and their agencies, and other organizations turn to Gartner for guidance in order to make the right decisions to maximize the value of their IT investments.

OUR SOLUTION

We provide IT decision makers with the insight they need to understand where - and how – to successfully use IT and the supply chain to achieve their objectives. We employ a diversified business model that utilizes and leverages the breadth and depth of our intellectual capital. The foundation of our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports and briefings, consulting and advisory services, and our events, including Gartner Symposium/ITxpo.

Our 902 analysts located around the world create timely, high-quality, independent and objective research and fact-based analysis on all aspects of the IT industry. Through our robust product portfolio, our global research team provides thought leadership and technology insights that CIOs, supply chain professionals, executives and other technology practitioners need to make the right decisions, every day. In addition to our analysts, we have 503 experienced consultants who combine our objective, independent research with a practical business perspective focused on the IT industry. Finally, our events are the largest of their kind, gathering highly qualified audiences of CIOs, other senior business executives and IT professionals, supply chain leaders, and purchasers and providers of technology and supply chain products and services.

PRODUCTS AND SERVICES

Our diversified business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting services and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and advice. We also seek to extend the Gartner brand name to develop new client relationships, augment our sales capacity, and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services.

Our principal products and services are delivered via our Research, Consulting and Events segments:

- **RESEARCH.** Gartner delivers independent, objective IT research and insight primarily through a subscription-based, digital media service. Gartner Research is the fundamental building block for all Gartner services and covers all technology-related markets, topics and industries, as well as supply chain topics. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner solutions that address each role within an IT organization. Our Research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. Our Research analysts are in regular contact with both technology providers and technology users, enabling them to identify the most pertinent topics in the IT marketplace and develop relevant product enhancements to meet the evolving needs of users of our research. They provide in-depth analysis on all aspects of technology, including hardware; software and systems; services; IT management; market data and forecasts; and vertical-industry issues. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's desktop via our website and/or product-specific portals. Clients normally sign subscription contracts that provide access to our research content for individual users over a defined period of time, which is typically one year.

- **CONSULTING.** Gartner Consulting deepens relationships with our Research clients by extending the reach of our research through custom consulting engagements. Gartner Consulting brings together our unique research insight, benchmarking data, problem-solving methodologies and hands-on experience to improve the return on a client's IT investment. Our consultants provide fact-based consulting services to help clients use and manage IT to optimize business performance.

  Consulting solutions capitalize on Gartner assets that are invaluable to IT decision making, including: (1) our extensive research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our client's success; and (3) our market-leading benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance.

  Gartner Consulting provides solutions to CIOs and other IT executives, and to those professionals responsible for IT applications, enterprise architecture, go-to-market strategies, infrastructure and operations, programs and portfolio management, and sourcing and vendor relationships. Consulting also provides targeted consulting services to professionals in specific industries. Finally, we provide actionable solutions for IT cost optimization, technology modernization and IT sourcing optimization initiatives.

- **EVENTS.** Gartner Symposium/ITxpo events and Gartner Summit events are gatherings of technology's most senior IT professionals, business strategists and practitioners. Gartner Events offers current, relevant and actionable technology sessions led by Gartner analysts to clients and non-clients. These sessions are augmented with technology showcases, peer exchanges, analyst one-on-one meetings, workshops and keynotes by technology's top leaders. They also provide attendees with an opportunity to interact with business executives from the world's leading technology companies.

  Gartner Events attract high-level IT and business professionals who seek in-depth knowledge about technology products and services. Gartner Symposium/ITxpo events are large, strategic conferences held in various locations throughout the world for CIOs and other senior IT and business professionals. Gartner Summit events focus on specific topics, technologies and industries, providing IT professionals with the insight, solutions and networking opportunities to succeed in their job role. Finally, we offer targeted events for CIOs and IT executives, such as CIO Leadership Forum.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are the following:

- Superior IT research content — We believe that we create the broadest, highest-quality and most relevant research coverage of the IT industry. Our research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.
- Our leading brand name — We have provided critical, trusted insight under the Gartner name for over 30 years.
- Our global footprint and established customer base — We have a global presence with clients in 85 countries on six continents. For both 2012 and 2011, 46% of our revenues were derived from sales outside of the U.S.
- Experienced management team — Our management team is composed of IT research veterans and experienced industry executives.
- Substantial operating leverage in our business model — We have the ability to distribute our intellectual property and expertise across multiple platforms, including research publications, consulting engagements, conferences and executive programs, to derive incremental revenues and profitability.
- Vast network of analysts and consultants — As of December 31, 2012, we had 1,405 research analysts and consultants located around the world. Our analysts collectively speak 47 languages and are located in 26 countries, enabling us to cover all aspects of IT on a global basis.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. In addition, we face competition from free sources of information that are available to our clients through the Internet. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. However, we believe the breadth and depth of our research assets position us well versus our competition. Increased competition may result in loss of market share, diminished value in our products and services, reduced pricing and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of patent, copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership and the use and protection of Gartner's intellectual property, and we also enter into agreements with our employees as appropriate that protect our intellectual property, and we enforce these agreements if necessary.

We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

EMPLOYEES

We had 5,468 employees as of December 31, 2012, an increase of 10% compared to the prior year end as we continued to invest for future growth. We have 976 employees located at our headquarters in Stamford, Connecticut and a nearby office in Trumbull, Connecticut; 2,198 employees located elsewhere in the United States; and 2,294 employees located outside of the United States. Our employees may be subject to collective bargaining agreements at a company or industry level in those foreign countries where this is part of the local labor law or practice. We have experienced no work stoppages and consider our relations with our employees to be favorable.

AVAILABLE INFORMATION

Our Internet address is www.gartner.com and the investor relations section of our website is located at *www.investor.gartner.com*. We make available free of charge, on or through the investor relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Also available at *www.investor.gartner.com*, under the "Corporate Governance" link, are printable and current copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Conduct, which applies to all Gartner officers, directors and employees, (iii) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating.

ITEM 1A. RISK FACTORS

We operate in a highly competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by global economic conditions. The following sections discuss many, but not all, of the risks and uncertainties that may affect our future performance, but is not intended to be all-inclusive. Any of the risks described below could have a material adverse impact on our business, prospects, results of operations, financial condition, and cash flows, and could therefore have a negative effect on the trading price of our common stock. Additionally risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment.

Risks related to our business

Our operating results could be negatively impacted by global economic conditions. Our business is impacted by general economic conditions and trends, in the U.S and abroad. Among these conditions are government deficit spending in the U.S. and other countries, ongoing uncertainty in global trade, difficulties related to the refinancing of sovereign debt, and currency stability. In addition, there continues to be risks related to one or more Euro-Zone countries discontinuing the use of the Euro as their currency. These conditions could negatively and materially affect future demand for our products and services. Such difficulties could include the ability to maintain client retention, wallet retention and consulting utilization rates, achieve contract value and consulting backlog growth, attract attendees and exhibitors to our events or obtain new clients. Such developments could negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition. We face direct competition from a significant number of independent providers of information products and services, including information available on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services. We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services, or introduce the new products and services that are needed to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis on the IT industry as a whole. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to anticipate the needs of our client organizations, enhance and improve our products and services, develop or acquire new products and services, deliver all products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or services releases or significant problems in creating new products or services could adversely affect our business, results of operations and financial position.

We depend on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted 70% and 69% of our revenues for 2012 and 2011, respectively. Generating new sales of our subscription-based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription agreements are generally for twelve months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- delivering high-quality and timely analysis and advice to our clients;
- understanding and anticipating market trends and the changing needs of our clients; and
- delivering products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we continue to adjust our products and service offerings to meet our clients' continuing needs, we may shift the type and pricing of our products which may impact client renewal rates. While our research client retention rate was 83% at December 31, 2012 and 82% at December 31, 2011, there can be no guarantee that we will continue to maintain this rate of client renewals.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted 19% of our total revenues for 2012 and 21% for 2011. Consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- delivering consistent, high-quality consulting services to our clients;
- tailoring our consulting services to the changing needs of our clients; and
- our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected by external factors beyond our control. The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, terrorist attacks, weather, natural disasters, and other occurrences impacting the global, regional, or national economy, the occurrence of any of which could negatively impact the success of the event and as the global economy recovers, our ability to procure space for our events and keep associated costs down could become more challenging.

Our sales to governments are subject to appropriations and may be terminated. We derive significant revenues from contracts with the U.S. government and its respective agencies, numerous state and local governments and their respective agencies, and foreign governments and their agencies. At December 31, 2012 and 2011, approximately $255.0 million and $225.0 million, respectively, of our Research contract value and Consulting backlog was attributable to governments. We believe substantially all of the amount attributable to governments at December 31, 2012 will be filled in 2013. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services, and our contracts at the state and local levels are subject to various government authorizations and funding approvals and mechanisms. In general, most if not all of these contracts may be terminated at any time without cause ("termination for convenience"). Additionally, many state governments, their agencies, and municipalities across the United States are under severe financial strain and are considering significant budget cuts. Should appropriations for the governments and agencies that contract with us be curtailed, or should government contracts be terminated for convenience, we may experience a significant loss of segment and consolidated revenues.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services. Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, as well as future business and operating results.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, and expend additional sums to protect our brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be adversely impacted.

Our international operations expose us to a variety of operational risks which could negatively impact our future revenue and growth. We have clients in 85 countries and a substantial amount of our revenues are earned outside of the U.S. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

Our international operations expose us to volatility in foreign currency exchange rates. Revenues earned outside the U.S. are typically transacted in local currencies, which may fluctuate significantly against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Natural disasters or geo-political events may disrupt our business. A major weather event, terrorist attack, earthquake, flood, volcanic activity, or other catastrophic disaster could significantly disrupt our operations. Such events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt other critical client-facing and business processes, or dislocate our critical internal functions and personnel. Our corporate headquarters is located approximately 30 miles from New York City, and we have an operations center located in Ft. Myers, Florida, a hurricane-prone area. We also operate in numerous international locations, and we have offices in a number of major cities across the globe. Abrupt political change, terrorist activity, and armed conflict pose a risk of general economic disruption in affected countries and regions, which may negatively impact our sales and increase our operating costs. Additionally, these conditions also may add uncertainty to the timing and budget decisions of our clients. Such events could significantly harm our ability to conduct normal business operations and negatively impact our financial condition and operating results.

Internet and critical internal computer system failures, cyber-attacks, or compromises of our systems or security could damage our reputation and harm our business. A significant portion of our business is conducted over the Internet and we rely heavily on computer systems. A cyber-attack, widespread Internet failure, or disruption of our critical information technology systems through viruses or other events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt other critical client-facing or business processes, or dislocate our critical internal functions. Such events could significantly harm our ability to conduct normal business operations and negatively impact our financial condition and operating results.

We take steps generally acknowledged as standard for the industry to secure our management information systems, including our computer systems, intranet, proprietary websites, email and other telecommunications and data networks, and we carefully scrutinize the security of outsourced website and service providers prior to retaining their services. However, the security measures implemented by us or by our outside service providers may not be effective and our systems (and those of our outside service providers) may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. Our reputation, brand, financial condition and/or operating results could be adversely affected if, as a result of a significant cyber event or other technology-related catastrophe, our operations are disrupted or shutdown; our confidential, proprietary information is stolen or disclosed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we are required to dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs as a result of these occurrences.

We may experience outages and disruptions of our online services if we fail to maintain an adequate operations infrastructure. Our increasing user traffic and complexity of our products and services demand more computing power. We have spent and expect to continue to spend substantial amounts to maintain data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our websites. However, any inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, potentially harming our financial condition and operating results.

Our outstanding debt obligation could impact our financial condition or future operating results. We have a credit arrangement that provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility (the "2010 Credit Agreement"). The credit arrangement contains an expansion feature by which the term loan and revolving facility may be increased, at our option and under certain conditions, by up to an additional $150.0 million in the aggregate which may or may not be available to us depending upon prevailing credit market conditions. At both December 31, 2012 and 2011, we had a total of $200.0 million outstanding under the 2010 Credit Agreement.

The affirmative, negative and financial covenants of the 2010 Credit Agreement could limit our future financial flexibility. Additionally, a failure to comply with these covenants could result in acceleration of all amounts outstanding under the arrangement, which would materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so in this current financial climate, or that any accommodations that we were able to negotiate would be on terms as favorable as those presently contained in the credit arrangement. The associated debt service costs of this credit arrangement could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We believe that our existing cash balances, projected cash flow from operations, and the borrowing capacity we have under our revolving credit facility will be sufficient to fund our plans for the next 12 months and the foreseeable future.

However, we may require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings. Prevailing credit market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries, particularly in emerging markets, do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, we seek to enforce these non-compete provisions but there is no assurance that we will be successful in our efforts. Additionally, there can be no assurance that another party will not assert that we have infringed its intellectual property rights.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders or decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the inability to integrate the business of the acquired company, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our business. The realization of any of these risks could adversely affect our business. Additionally, we face competition in identifying acquisition targets and consummating acquisitions.

We face risks related to litigation. We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

We face risks related to taxation. We operate in numerous domestic and foreign taxing jurisdictions. Changes to the tax laws as well as the level of operations and profitability in each jurisdiction may have an unfavorable impact upon the amount of taxes that we recognize in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business, and in the ordinary course of business, we may be under audit by one or more tax authorities from time to time. These audits may result in assessments of additional taxes, and resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts we have recorded. Additionally, the results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period or periods for which that determination is made.

Our corporate compliance program cannot guarantee that we are in compliance with all applicable laws and regulations. We operate in a number of countries, and as a result we are required to comply with numerous, and in many cases, changing international and U.S. federal, state and local laws and regulations. As a result, we have developed and instituted a corporate compliance program which includes the creation of appropriate policies defining employee behavior that mandate adherence to laws, employee training, annual affirmations, monitoring and enforcement. However, if any employee fails to comply with, or intentionally disregards, any of these laws or regulations, a range of liabilities could result for the employee and for the Company, including, but not limited to, significant penalties and fines, sanctions and/or litigation, and the expenses associated with defending and resolving any of the foregoing, any of which could have a material impact on our business.

Risks related to our Common Stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors or guidance we have given, which may cause the price of our Common Stock to decline. Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, the extent of completion of consulting engagements, the timing of symposia and other events, the amount of new business generated, the mix of domestic and international business, currency fluctuations, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future or guidance we have given. If this occurs, the price of our stock would likely decline.

Our stock price may be impacted by factors outside of our control and you may not be able to resell shares of our Common Stock at or above the price you paid. The trading prices of our Common Stock could be subject to significant fluctuations in response to, among other factors, developments in the industries in which we do business, general economic conditions, general market conditions, changes in the nature and composition of our stockholder base, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period, as well as other factors outside of our control. These factors may adversely affect the market price of our Common Stock.

Future sales of our Common Stock in the public market could lower our stock price. Sales of a substantial number of shares of Common Stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our Common Stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards which have the effect of adding shares of Common Stock into the public market.

As of December 31, 2012, the aggregate number of shares of our Common Stock issuable pursuant to outstanding grants and awards under these plans was approximately 4.8 million shares (approximately 1.2 million of which have vested). In addition, approximately 6.4 million shares may be issued in connection with future awards under our equity incentive plans. Shares of Common Stock issued under these plans are freely transferable without further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by affiliates (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our Common Stock or the effect, if any, that future issuances and sales of shares of our Common Stock will have on the market price of our Common Stock.

Interests of certain of our significant stockholders may conflict with yours. To our knowledge, as of December 31, 2012, and based upon publicly-available SEC filings, four institutional investors each presently hold over 5% of our Common Stock. While no stockholder or institutional investor individually holds a majority of our outstanding shares, these significant stockholders may be able, either individually or acting together, to exercise significant influence over matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans and approval of significant transactions such as mergers, acquisitions, consolidations and sales or purchases of assets. In addition, in the event of a proposed acquisition of the Company by a third party, this concentration of ownership may delay or prevent a change of control in us. Accordingly, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders, or otherwise be in the best interests of us or all stockholders.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders. Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

- the ability of our Board of Directors to issue and determine the terms of preferred stock;
- advance notice requirements for inclusion of stockholder proposals at stockholder meetings; and
- the anti-takeover provisions of Delaware law.

These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

The Company has no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES.

We lease 29 domestic and 49 international offices and we have a significant presence in Stamford, Connecticut; Ft. Myers, Florida; and Egham, the United Kingdom. The Company does not own any properties.

Our corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings located in Stamford. This facility also accommodates research and analysis, marketing, sales, client support, production, corporate services, and administration. In 2010, the Company entered into an amended and restated lease agreement for the Stamford headquarters facility that provides for a term of fifteen years. The amended lease also grants the Company three options to renew the lease at fair market value for five years each, an option to purchase the facility at fair market value, and a $25.0 million tenant improvement allowance provided by the landlord to renovate the three buildings comprising the facility. The renovation work commenced in 2011 and to date the renovation of two buildings has been completed. Renovation on the third building is expected to be completed in March 2013.

Our Ft. Myers operations are located in 120,000 square feet of leased office space in one building for which the lease will expire in 2026. Our Egham location has approximately 72,000 square feet of leased office space in two buildings for which the leases expire in 2020 and 2025, respectively. Our other domestic and international locations support our research, consulting, domestic and international sales efforts, and other functions.

We evaluate our space needs on a continuous basis as our business changes. While our existing facilities are adequate for our current and foreseeable needs, should additional space be necessary, we believe that it will be available at reasonable terms.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various legal and administrative proceedings and litigation arising in the ordinary course of business. The outcome of these individual matters is not predictable at this time. However, we believe that the ultimate resolution of these matters, after considering amounts already accrued and insurance coverage, will not have a material adverse effect on our financial position, results of operations, or cash flows in future periods.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is listed on the New York Stock Exchange under the symbol IT. As of January 31, 2013, there were 2,184 holders of record of our Common Stock. Our 2013 Annual Meeting of Stockholders will be held on May 30, 2013 at the Company's corporate headquarters in Stamford, Connecticut. We did not submit any matter to a vote of our stockholders during the fourth quarter of 2012.

The following table sets forth the high and low sale prices for our Common Stock as reported on the New York Stock Exchange for the periods indicated:

	2012		2011	
	High	Low	High	Low
Quarter ended March 31	$ 43.19	$ 34.39	$ 41.68	$ 33.11
Quarter ended June 30	44.97	39.50	43.39	35.79
Quarter ended September 30	51.45	42.49	41.87	31.98
Quarter ended December 31	48.65	42.81	41.09	32.24

DIVIDEND POLICY

We currently do not pay cash dividends on our Common Stock. In addition, our 2010 Credit Agreement contains a negative covenant which may limit our ability to pay dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

The Company has a $500.0 million share repurchase program, of which $210.2 million remained available for repurchases as of December 31, 2012. Repurchases may be made from time-to-time through open market purchases, private transactions, tender offers or other transactions. The amount and timing of repurchases will be subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of the Company's shared-based compensation awards. Repurchases will be funded from cash flow from operations or borrowings.

The following table provides detail related to repurchases of our Common Stock in the three months ended December 31, 2012 pursuant to our share repurchase program and pursuant to the settlement of share-based compensation awards:

Period	Total Number of Shares Purchased (#)	Average Price Paid Per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (#)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($000's)
October	205	$ 46.41	205	
November	475,282	46.03	475,282	
December	2,658	45.63	2,658	
Total (1)	478,145	$ 46.02	478,145	$ 210,200

(1) For the year ended December 31, 2012, the Company repurchased 2,738,238 shares for a total cost of $111.3 million.

ITEM 6. SELECTED FINANCIAL DATA

The fiscal years presented below are for the respective twelve-month period from January 1 through December 31. Data for all years was derived or compiled from our audited consolidated financial statements included herein or from submissions of our Form 10-K in prior years. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 10-K.

(In thousands, except per share data)	2012	2011	2010	2009	2008
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Research	$ 1,137,147	$ 1,012,062	$ 865,000	$ 752,505	$ 781,581
Consulting	304,893	308,047	302,117	286,847	347,404
Events	173,768	148,479	121,337	100,448	150,080
Total revenues	1,615,808	1,468,588	1,288,454	1,139,800	1,279,065
Operating income	245,707	214,062	149,265	134,477	164,368
Income from continuing operations	165,903	136,902	96,285	82,964	97,148
Income from discontinued operations	—	—	—	—	6,723
Net income	$ 165,903	$ 136,902	$ 96,285	$ 82,964	$ 103,871
PER SHARE DATA:					
Basic:					
Income from continuing operations	$ 1.78	$ 1.43	$ 1.01	$ 0.88	$ 1.02
Income from discontinued operations	—	—	—	—	0.07
Income per share	$ 1.78	$ 1.43	$ 1.01	$ 0.88	$ 1.09
Diluted:					
Income from continuing operations	$ 1.73	$ 1.39	$ 0.96	$ 0.85	$ 0.98
Income from discontinued operations	—	—	—	—	0.07
Income per share	$ 1.73	$ 1.39	$ 0.96	$ 0.85	$ 1.05
Weighted average shares outstanding					
Basic	93,444	96,019	95,747	94,658	95,246
Diluted	95,842	98,846	99,834	97,549	99,028
OTHER DATA:					
Cash and cash equivalents	$ 299,852	$ 142,739	$ 120,181	$ 116,574	$ 140,929
Total assets	1,621,277	1,379,872	1,285,658	1,215,279	1,093,065
Long-term debt	115,000	150,000	180,000	124,000	238,500
Stockholders' equity (deficit)	306,673	181,784	187,056	112,535	(21,316)
Cash flow from operations	279,814	255,566	205,499	161,937	184,350

The following items impact the comparability and presentation of our consolidated data:

- In 2012 we acquired Ideas International, Inc. and recognized $2.4 million in pre-tax acquisition and integration charges (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). In addition, in 2009 we acquired AMR Research, Inc. and Burton Group, Inc., and in 2010 and 2009 we recognized $7.9 million and $2.9 million in pre-tax acquisition charges. The results of these businesses, which were not material, were included beginning on their respective acquisition dates.

- In 2012 we repurchased 2.7 million of our common shares under our share repurchase program at a total cost of $111.3 million. We also repurchased 5.9 million, 3.9 million, 0.3 million, and 9.7 million of our common shares in 2011, 2010, 2009, and 2008, respectively (see Note 7 — Stockholders' Equity in the Notes to the Consolidated Financial Statements).

- In 2010 we refinanced our debt (see Note 5 — Debt in the Notes to the Consolidated Financial Statements). In conjunction with the refinancing, we recorded $3.7 million in incremental pre-tax charges in that year related to the termination of the previous credit arrangement.

- In 2008 we sold our Vision Events business, which had been part of our Events segment. Accordingly, the results of operations of this business and the related gain on sale were reported as a discontinued operation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of the following Management's Discussion and Analysis ("MD&A") is to help facilitate the understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner, Inc. Additionally, the MD&A also conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes included in this report. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its consolidated subsidiaries.

In 2012 we acquired Ideas International Limited ("Ideas International"), a publicly-owned Australian corporation (see Note 2 — Acquisition in the Notes to the Consolidated Financial Statements for additional information). Ideas International's business operations have been integrated into the Company's Research segment, and its operating results and business measurements are included in the Company's consolidated and segment results beginning on the date of acquisition. The impact of the acquisition was not material.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains certain forward-looking statements. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," "plan," "anticipate," "estimate," "predict," "potential," "continue," or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Part 1, Item 1A, Risk Factors. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur. Readers should review carefully any risk factors described in other reports we filed with the SEC.

BUSINESS OVERVIEW

Gartner, Inc. is the world's leading information technology research and advisory company that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries. We provide comprehensive coverage of the IT industry to thousands of client organizations across the globe. Our client base consists primarily of CIOs and other senior IT and executives from a wide variety of business enterprises, government agencies and the investment community.

We have three business segments: Research, Consulting and Events.

- ***Research*** provides objective insight on critical and timely technology and supply chain initiatives for CIOs, other IT professionals, supply chain leaders, technology companies and the investment community through reports, briefings, proprietary tools, access to our analysts, peer networking services, and membership programs that enable our clients to make better decisions about their IT and supply chain investments.

- ***Consulting*** provides customized solutions to unique client needs through on-site, day-to-day support, as well as proprietary tools for measuring and improving IT performance with a focus on cost, performance, efficiency, and quality.

- ***Events*** provide IT, supply chain, and business professionals the opportunity to attend various symposia, conferences and exhibitions to learn, contribute and network with their peers. From our flagship event Symposium/ITxpo, to Summits focused on specific technologies and industries, to experimental workshop-style Seminars, our events distill the latest Gartner research into applicable insight and advice.

BUSINESS MEASUREMENTS

We believe the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENTS
Research	**Contract value** represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract.

Client retention rate represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago.

Wallet retention rate represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year earlier, by the total contract value from a year earlier, excluding the impact of foreign currency exchange. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both.

Consulting

Consulting backlog represents future revenue to be derived from in-process consulting, measurement and strategic advisory services engagements.

Utilization rate represents a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill.

Billing rate represents earned billable revenue divided by total billable hours.

Average annualized revenue per billable headcount represents a measure of the revenue generating ability of an average billable consultant and is calculated periodically by multiplying the average billing rate per hour times the utilization percentage times the billable hours available for one year.

Events

Number of events represents the total number of hosted events completed during the period.

Number of attendees represents the total number of people who attend events.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

We have executed a consistent growth strategy since 2005 to drive double-digit annual revenue and earnings growth. The fundamentals of our strategy include a focus on creating extraordinary research content, delivering innovative and highly differentiated product offerings, building a strong sales capability, providing world class client service with a focus on client engagement and retention, and continuously improving our operational effectiveness.

We had total revenues of $1,615.8 million in 2012, an increase of 10% over 2011 while diluted earnings per share increased by $.34 per share, to $1.73. Excluding the impact of foreign currency, 2012 total revenues increased 12% over 2011.

Research revenues rose 12% year-over-year, to $1,137.1 million in 2012, and the contribution margin increased 1 point, to 68%. At December 31, 2012, Research contract value was $1,262.9 million, an increase of 14% over December 31, 2011 adjusted for the impact of foreign exchange. Client retention was 83% and wallet retention was 99% at December 31, 2012.

Consulting revenues in 2012 decreased 1% compared to 2011, while the gross contribution margin was 36%. Consultant utilization was 67% for 2012 compared to 65% in 2011, and we had 503 billable consultants at December 31, 2012 compared to 481 at year-end 2011. Backlog increased 2% year-over-year, to $102.7 million at December 31, 2012.

Events revenues increased 17% year-over-year, to $173.8 million, while the segment contribution margin was 46%. We held 62 events in 2012 compared to 60 in 2011, with an increase in overall attendance of 8%, to 46,307.

For a more detailed discussion of our results, see the Segment Results section below.

Cash flow from our operating activities increased 9% in 2012 compared to 2011, to $279.8 million. We continued to focus on maximizing shareholder value in 2012, and we repurchased 2.7 million of our common shares outstanding during the year. We ended 2012 with almost $300.0 million in cash and cash equivalents. In addition to our record year-end cash balance, as of year-end 2012 we also had almost $347.0 million of borrowing capacity on our $400.0 million revolving credit facility. We believe that we have adequate liquidity to meet our currently anticipated needs.

The Company's 2010 Credit Agreement expires in December 2015. The Company is currently exploring refinancing options to take advantage of favorable market conditions.

FLUCTUATIONS IN QUARTERLY RESULTS

Our quarterly and annual revenue, operating income, and cash flow fluctuate as a result of many factors, including: the timing of our Symposium/ITxpo series, which are normally held during the fourth calendar quarter, as well as other events; the timing and amount of new business generated; the mix between domestic and international business; changes in market demand for our products and services; changes in foreign currency rates; the timing of the development, introduction and marketing of our new products and services; competition in the industry; general economic conditions; and other factors which are beyond our control. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results and cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our financial statements because their application requires complex and subjective management judgments and estimates. Specific risks for these critical accounting policies are described below.

The preparation of our financial statements also requires us to make estimates and assumptions about future events. We develop our estimates using both current and historical experience, as well as other factors, including the general economic environment and actions we may take in the future. We adjust such estimates when facts and circumstances dictate. However, our estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and as such these estimates may ultimately differ from actual results. On-going changes in our estimates could be material and would be reflected in the Company's financial statements in future periods.

Our critical accounting policies are as follows:

Revenue recognition — Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). Revenue is only recognized once all required criteria for revenue recognition have been met. Revenue by significant source is accounted for as follows:

- Research revenues are derived from subscription contracts for research products and are deferred and recognized ratably over the applicable contract term. Fees from research reprints are recognized when the reprint is shipped.
- Consulting revenues are principally generated from fixed fee and time and material engagements. Revenues from fixed fee contracts are recognized on a proportional performance basis. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization contracts are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.
- Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

Uncollectible fees receivable — We maintain an allowance for losses which is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or an increase to expense. The measurement of likely and probable losses and the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients. This evaluation is inherently judgmental and requires estimates. These valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectability of fees receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients' liquidity and credit quality, other factors negatively impacting our clients' ability to pay their obligations as they come due, and the effectiveness of our collection efforts.

The following table provides our total fees receivable and the related allowance for losses (in thousands):

	December 31,	
	2012	2011
Total fees receivable	$ 470,368	$ 428,293
Allowance for losses	(6,400)	(7,260)
Fees receivable, net	$ 463,968	$ 421,033

Goodwill and other intangible assets — The Company evaluates recorded goodwill in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350, which requires goodwill to be assessed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, an impairment evaluation of our amortizable intangible assets may also be performed on a periodic basis should events or circumstances indicate potential impairment. If we determine that the fair value of a reporting unit or an intangible asset is less than its related carrying amount, we must recognize an impairment charge against earnings. Among the factors we consider important that could trigger an impairment review are the following:

- Significant under-performance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or general economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

The annual assessment of the recoverability of recorded goodwill can be based on either a qualitative or qualitative assessment or a combination of the two. Both methods require the use of estimates which in turn contain judgments and assumptions regarding future trends and events. As a result, both the precision and reliability of the resulting estimates are subject to uncertainty. In 2012, we completed the required annual goodwill impairment test utilizing a qualitative approach. Based on this assessment, the Company believes the fair values of the Company's reporting units continue to substantially exceed their respective carrying amounts. See Note 1 — Business and Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional discussion.

Accounting for income taxes — As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We record a valuation allowance to reduce our deferred tax assets when future realization is in question. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment is made to reduce the valuation allowance and increase income in the period such determination is made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance is charged against income in the period such determination is made.

Accounting for stock-based compensation — The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). The Company recognizes stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period, net of estimated forfeitures (see Note 8 — Stock-Based Compensation in the Notes to the Consolidated Financial Statements for additional information regarding stock-based compensation).

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain complex and subjective assumptions, including the expected life of the stock compensation award and the Company's Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the rate of employee forfeitures and the likelihood of achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

Restructuring and other accruals — We may record accruals for severance costs, costs associated with excess facilities that we have leased, contract terminations, asset impairments, and other costs as a result of on-going actions we undertake to streamline our organization, reposition certain businesses and reduce ongoing costs. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and severance and related benefits, are based on assumptions at the time the actions are initiated. These accruals may need to be adjusted to the extent actual costs differ from such estimates. In addition, these actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved.

We also record accruals during the year for our various employee cash incentive programs. Amounts accrued at the end of each reporting period are based on our estimates and may require adjustment as the ultimate amount paid for these incentives are sometimes not known with certainty until after year end.

RESULTS OF OPERATIONS

Consolidated Results

The following tables summarize the changes in selected line items in our Consolidated Statements of Operation for the three years ended December 31, 2012 (dollars in thousands):

	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Increase (Decrease) $	Increase (Decrease) %
Total revenues	$ 1,615,808	$ 1,468,588	$ 147,220	10%
Costs and expenses:				
Cost of services & product development	659,067	608,755	(50,312)	(8)%
Selling, general and administrative	678,843	613,707	(65,136)	(11)%
Depreciation	25,369	25,539	170	1%
Amortization of intangibles	4,402	6,525	2,123	33%
Acquisition & integration charges	2,420	—	(2,420)	(100)%
Operating income	245,707	214,062	31,645	15%
Interest expense, net	(8,859)	(9,967)	1,108	11%
Other expense, net	(1,252)	(1,911)	659	34%
Provision for income taxes	(69,693)	(65,282)	(4,411)	(7)%
Net income	$ 165,903	$ 136,902	$ 29,001	21%

	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Increase (Decrease) $	Increase (Decrease) %
Total revenues	$ 1,468,588	$ 1,288,454	$ 180,134	14%
Costs and expenses:				
Cost of services & product development	608,755	552,238	(56,517)	(10)%
Selling, general and administrative	613,707	543,174	(70,533)	(13)%
Depreciation	25,539	25,349	(190)	(1)%
Amortization of intangibles	6,525	10,525	4,000	38%
Acquisition & integration charges	—	7,903	7,903	100%
Operating income	214,062	149,265	64,797	43%
Interest expense, net	(9,967)	(15,616)	5,649	36%
Other (expense) income, net	(1,911)	436	(2,347)	>(100)%
Provision for income taxes	(65,282)	(37,800)	(27,482)	(73)%
Net income	$ 136,902	$ 96,285	$ 40,617	42%

2012 VERSUS 2011

TOTAL REVENUES for the twelve months ended December 31, 2012 increased $147.2 million, or 10%, compared to the twelve months ended December 31, 2011. Total revenues increased 12% excluding the unfavorable impact of foreign currency. Revenues increased by double-digits in both our Research and Events segments but declined slightly in Consulting. Revenues increased across all of our geographic regions, with a double-digit increase in Research revenues in every region.

An overview of our revenues by geographic region follows:

- Revenues from sales to United States and Canadian clients increased 10%, to $947.1 million in 2012 from $861.5 million in 2011.
- Revenues from sales to clients in Europe, the Middle East and Africa increased to $458.6 million in 2012 from $437.2 million in 2011, a 5% increase.
- Revenues from sales to clients in our Other International region increased to $210.1 million in 2012 from $169.9 million in 2011, a 24% increase.

An overview of our revenues by segment follows:

- **Research** revenues increased 12% in 2012, to $1,137.1 million compared to $1,012.1 million in 2011, and comprised 70% and 69% of our total revenues in 2012 and 2011, respectively.
- **Consulting** revenues decreased 1% in 2012, to $304.9 million compared to $308.0 million in 2011, and comprised 19% and 21% of our total revenues in 2012 and 2011, respectively.
- **Events** revenues increased 17% in 2012, to $173.8 million compared to $148.5 million in 2011, and comprised 11% of total revenues in 2012 and 10% in 2011.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT ("COS") expense increased 8% in 2012, or $50.3 million, to $659.1 million compared to $608.8 million in 2011. The increase was primarily due to higher payroll and related benefits costs from additional headcount as we continued to invest to support the growth in our business, and to a lesser extent, merit salary increases. We also had higher conference costs and related travel expenses due to an increase in the number of events, as well as additional attendees and exhibitors at our events. These additional costs were partially offset by the favorable impact of foreign currency. COS as a percentage of revenues was 41% for both periods.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense increased by $65.1 million in 2012, or 11%, to $678.8 million compared to $613.7 million in 2011. The increase was primarily due to higher payroll and related benefits costs, which was partially offset by favorable foreign currency impact. The higher payroll and benefit cost was primarily driven by our investment in additional headcount, and to a lesser extent, higher sales commissions and merit salary increases. The increased headcount includes additional quota-bearing sales associates, which increased to 1,417 at December 31, 2012, a 12% increase over the prior year-end.

DEPRECIATION expense decreased slightly year-over-year due to certain assets becoming fully depreciated which was only partially offset by the additional depreciation related to asset additions. Capital expenditures increased to $44.3 million in 2012 from $42.0 million in 2011, which includes $17.0 million and $9.5 million, respectively, of expenditures for the renovation of our Stamford headquarters facility. Up to $25.0 million of these expenditures are reimbursable by the facility landlord, and as of December 31, 2012, $22.0 million had been reimbursed.

AMORTIZATION OF INTANGIBLES decreased year-over-year due to certain intangibles becoming fully amortized, which was only partially offset by the additional amortization from the intangible assets recorded from the Ideas International acquisition in mid-2012.

ACQUISITION AND INTEGRATION CHARGES was $2.4 million in 2012 and zero in 2011. These charges related to the acquisition of Ideas International and included legal, consulting, severance, and other costs.

OPERATING INCOME increased $31.6 million year-over-year, or 15%, to $245.7 million in 2012 from $214.1 million in 2011. Operating income as a percentage of revenues was 15% for both periods. Although both Research and Events had higher segment contributions in 2012, these increases were partially offset by a lower contribution in Consulting, as well as higher SG&A expenses, as discussed above.

INTEREST EXPENSE, NET declined by 11% in 2012 when compared to 2011. The decline was primarily due to a lower average amount of debt outstanding, which declined to $207.0 million in 2012 from $220.0 million in 2011, as well as lower amortization of capitalized debt refinancing costs.

OTHER EXPENSE, NET was $1.3 million in 2012 and $1.9 million in 2011. These expenses primarily consisted of net foreign currency exchange gains and losses.

PROVISION FOR INCOME TAXES was $69.7 million in 2012 compared to $65.3 million in 2011 and the effective tax rate was 29.6% for 2012 compared to 32.3% for 2011. The lower effective tax rate in 2012 was primarily attributable to the recognition of tax benefits in 2012 resulting from the settlement of tax audits, as well as benefits recorded in 2012 relating to the recognition of certain state tax credits.

During 2012, the Company closed the Internal Revenue Service ("IRS") audit of its 2007 federal income tax return. The resolution of the audit did not have a material adverse effect on the consolidated financial position, cash flows, or results of operations of the Company.

In 2011 the IRS commenced an audit of the Company's federal income tax returns for the 2008 and 2009 tax years. The IRS has proposed adjustments for both 2008 and 2009 and the Company expects to settle the audit in early 2013. Although the audit has not been fully resolved, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position, cash flows, or results of operations.

The American Taxpayer Relief Act of 2012 (the "Tax Act") was enacted in January of 2013 and contains beneficial tax provisions for the Company which apply retroactively to 2012. However, since the Tax Act was passed in 2013, approximately $1.5 million of tax benefits relating to its retroactive application will be recorded by the Company in the first quarter of 2013.

NET INCOME was $165.9 million in 2012 and $136.9 million in 2011, an increase of $29.0 million, or 21%, primarily due to a higher operating income, which was partially offset by $4.4 million in higher income tax charges. Although the year-over-year effective tax rate declined, pre-tax income increased substantially, resulting in the higher dollar amount of tax charges. Both basic and diluted earnings per share increased 24% year-over-year due to the higher net income and to a lesser extent a lower number of weighted-average shares outstanding.

2011 VERSUS 2010

TOTAL REVENUES for the twelve months ended December 31, 2011 increased $180.1 million, or 14%, compared to the twelve months ended December 31, 2010. Total revenues increased 11% excluding the impact of foreign currency. Revenues increased across all of our geographic regions and in all three of our business segments on a reported basis.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients increased 12%, to $861.5 million in 2011 from $765.8 million in 2010.
- Revenues from sales to clients in Europe, the Middle East and Africa increased to $437.2 million in 2011 from $380.8 million in 2010, a 15% increase.
- Revenues from sales to clients in our Other International region increased 20%, to $169.9 million in 2011 from $141.9 million in 2010.

An overview of our results by segment follows:

- **Research** revenues increased 17% in 2011, to $1,012.1 million compared to $865.0 million in 2010, and comprised 69% and 67% of our total revenues in 2011 and 2010, respectively.
- **Consulting** revenues increased 2% in 2011, to $308.0 million compared to $302.1 million in 2010, and comprised approximately 21% and 23% of our total revenues in 2011 and 2010, respectively.
- **Events** revenues increased 22% in 2011, to $148.5 million compared to $121.3 million in 2010, and comprised approximately 10% of total revenues in both 2011 and 2010.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT ("COS") expense increased 10% in 2011, or $56.5 million, to $608.8 million compared to $552.2 million in 2010. Approximately half of the increase was due to higher payroll and related benefits costs resulting from our investment in additional headcount and merit salary increases. The rest of the increase was primarily due to the negative impact of foreign currency translation, as well as incremental expenses and additional investment in the Events business. COS as a percentage of revenues improved by 2 points year-over-year, primarily driven by higher research revenues and the operating leverage inherent in our Research business.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense increased by $70.5 million in 2011, or 13%, to $613.7 million from $543.2 million in 2010. The increase was primarily due to higher payroll and to a lesser extent, the negative impact of foreign currency translation. Excluding the unfavorable impact of foreign exchange, SG&A expense increased 11% year-over-year. The higher payroll costs resulted from additional investment in headcount, as well as higher sales commissions and merit salary increases. The increased headcount was primarily due to our investment in additional quota-bearing sales associates, which increased 21% compared to December 31, 2010.

DEPRECIATION expense increased slightly year-over-year. Capital spending increased to $42.0 million in 2011 from $21.7 million in 2010. The $42.0 million of capital expenditures in 2011 included $9.5 million of expenditures related to the renovation of our Stamford headquarters facility, of which $9.0 million was reimbursed by our landlord in 2011.

AMORTIZATION OF INTANGIBLES decreased 38% year-over-year due to certain intangibles becoming fully amortized in 2010.

ACQUISITION AND INTEGRATION CHARGES was zero in 2011 and $7.9 million in 2010. These charges related to the acquisitions of AMR Research and Burton Group in December 2009 and included legal, consulting, severance, and other costs.

OPERATING INCOME increased $64.8 million year-over-year, or 43%, to $214.1 million in 2011 from $149.3 million in 2010. Operating income as a percentage of revenues improved by 3 points year-over-year, to 15% in 2011 compared to 12% in 2010, primarily due to a significantly higher segment contribution from the Research business and to a lesser extent, lower intangible amortization and acquisition and integration charges.

INTEREST EXPENSE, NET was $10.0 million in 2011 compared to $15.6 million in 2010, a 36% decline. The $15.6 million of interest expense in 2010 included $3.7 million of incremental expense related to the refinancing of our debt (See Note 5 — Debt in the Notes to the Consolidated Financial Statements). Excluding the $3.7 million incremental charge, Interest expense, net declined approximately 15% year-over-year, primarily due to a lower average amount of debt outstanding, which declined to $220.0 million in 2011 from $326.0 million in 2010.

OTHER (EXPENSE) INCOME, NET was $(1.9) million in 2011, which primarily consisted of net foreign currency exchange losses, and $0.4 million in 2010, which consisted of a $2.4 million gain from an insurance recovery related to a prior period loss, offset by net foreign currency exchange losses.

PROVISION FOR INCOME TAXES was $65.3 million in 2011 compared to $37.8 million in 2010 and the effective tax rate was 32.3% for 2011 compared to 28.2% for 2010. The lower effective tax rate in 2010 was primarily attributable to the release of valuation allowances relating to certain net operating losses.

NET INCOME was $136.9 million in 2011 and $96.3 million in 2010, an increase of $40.6 million, or 42%, primarily due to a substantially higher operating income, which was partially offset by higher income tax charges. Basic earnings per share increased 42% year-over-year while diluted earnings per share increased 45% due to the higher net income.

SEGMENT RESULTS

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain Cost of services and product development charges, SG&A, Depreciation, Acquisition and integration charges, and Amortization of intangibles. Gross contribution margin is defined as gross contribution as a percentage of revenues.

The following sections present the results of our three business segments:

Research

	2012 vs. 2011				2011 vs. 2010			
	As Of And For The Twelve Months Ended December 31, 2012	As Of And For the Twelve Months Ended December 31, 2011	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2011	As Of And For the Twelve Months Ended December 31, 2010	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements:								
Revenues (1)	$ 1,137,147	$ 1,012,062	$ 125,085	12%	$ 1,012,062	$ 865,000	$ 147,062	17%
Gross contribution (1)	$ 774,342	$ 682,136	$ 92,206	14%	$ 682,136	$ 564,527	$ 117,609	21%
Gross contribution margin	68%	67%	1 point	—	67%	65%	2 points	—
Business Measurements:								
Contract value (1)	$ 1,262,865	$ 1,115,801	$ 147,064	13%	$ 1,115,801	$ 977,710	$ 138,091	14%
Client retention	83%	82%	1 point	—	82%	83%	(1) point	—
Wallet retention	99%	99%	—	—	99%	98%	1 point	—

(1) Dollars in thousands.

2012 VERSUS 2011

Research segment revenues increased 12% in 2012 compared to 2011 but excluding the unfavorable effect of foreign currency translation, Research segment revenues increased 14%. The segment gross contribution margin increased by 1 point, driven by higher revenues and the operating leverage in this business. Contribution margin improved in spite of a 10% increase in segment headcount as we continue to invest for future growth.

Research contract value increased 13% in 2012, to $1,262.9 million, but increased 14% year-over-year excluding the unfavorable impact of foreign currency translation. We had double-digit contract value growth across all of our Research product lines and client sizes, and almost every industry group. The number of research client organizations we serve increased by 7% in 2012, to 13,305, and has increased 27% since 2009. We attribute the increase in contract value and the number of client organizations we serve to our extraordinary research content, our continuing focus on sales effectiveness, and the expansion in the number of our quota-bearing sales associates. Both client retention and wallet retention remained strong during 2012 at 83% and 99%, respectively.

2011 VERSUS 2010

Research segment revenues increased 17% in 2011 compared to 2010 and reached the one billion dollar level for the first time. Excluding the favorable effect of foreign currency translation, Research segment revenues increased 14%. The segment gross contribution margin increased by 2 points, to 67%, as higher segment revenues and the operating leverage in this business resulted in a higher segment contribution. Research contract value increased 14% in 2011, to $1,115.8 million. Foreign currency translation had an immaterial impact year-over-year on contract value. We had double-digit contract value growth in most of our Research product lines, client sizes, and industry groups. Client retention and wallet retention remained strong at 82% and 99%, respectively.

Consulting

	2012 vs. 2011				2011 vs. 2010			
	As Of And For The Twelve Months Ended December 31, 2012	As Of And For the Twelve Months Ended December 31, 2011	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2011	As Of And For the Twelve Months Ended December 31, 2010	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements:								
Revenues (1)	$ 304,893	$ 308,047	$ (3,154)	(1)%	$ 308,047	$ 302,117	$ 5,930	2%
Gross contribution (1)	$ 109,253	$ 114,838	$ (5,585)	(5)%	$ 114,838	$ 121,885	$ (7,047)	(6)%
Gross contribution margin	36%	37%	(1) point	—	37%	40%	(3) points	—
Business Measurements:								
Backlog (1)	$ 102,718	$ 100,564	$ 2,154	2%	$ 100,564	$ 100,839	$ (275)	—
Billable headcount	503	481	22	5%	481	473	8	2%
Consultant utilization	67%	65%	2 points	—	65%	68%	(3) points	—
Average annualized revenue per billable headcount (1)	$ 430	$ 424	$ 6	1%	$ 424	$ 424	$ —	—

(1) Dollars in thousands.

2012 VERSUS 2011

Consulting revenues decreased 1% year-over-year due to lower revenues in our contract optimization business. Contract optimization revenues, which can fluctuate from period to period, currently represent about 10% of total Consulting segment revenues and have been declining over time as a percentage of overall segment revenue. The decrease in contract optimization revenue was substantially offset by higher core consulting revenues, which increased 5% year-over-year, driven by additional demand and increased headcount. Strategic advisory ("SAS") revenues were flat year-over-year, in accordance with our segment plan. Excluding the unfavorable impact of foreign currency translation, revenues increased 1% year-over-year. The gross contribution margin declined by 1 point due to the lower revenues in our contract optimization business, which has a higher contribution margin than core consulting or SAS. Backlog increased 2% year-over-year, to $102.7 million at December 31, 2012.

2011 VERSUS 2010

Consulting revenues increased 2% year-over-year primarily due to higher revenues in core consulting. Excluding the favorable impact of foreign currency translation, revenues were down slightly. The gross contribution margin declined by 3 points, due to lower utilization in core consulting and higher payroll and benefit costs resulting from merit salary increases and the full year impact in 2011 from the additional headcount we added in the fourth quarter of 2010. Backlog was down slightly year-over-year, to $100.6 million at December 31, 2011.

Events

	2012 vs. 2011				2011 vs. 2010			
	As Of And For The Twelve Months Ended December 31, 2012	As Of And For the Twelve Months Ended December 31, 2011	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2011	As Of And For the Twelve Months Ended December 31, 2010	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements:								
Revenues (1)	$ 173,768	$ 148,479	$ 25,289	17%	$ 148,479	$ 121,337	$ 27,142	22%
Gross contribution (1)	$ 80,119	$ 66,265	$ 13,854	21%	$ 66,265	$ 55,884	$ 10,381	19%
Gross contribution margin	46%	45%	1 point	—	45%	46%	(1) point	—
Business Measurements:								
Number of events	62	60	2	3%	60	56	4	7%
Number of attendees	46,307	42,748	3,559	8%	42,748	37,219	5,529	15%

(1) Dollars in thousands.

2012 VERSUS 2011

Events revenues increased 17% year-over-year, or $25.3 million, but excluding the unfavorable impact of foreign currency translation, revenues increased 20% year-over-year. We held 62 events in 2012 compared to 60 in 2011. The 62 events held in 2012 consisted of 57 ongoing events and 5 new event launches, with 3 events held in prior years discontinued, while the overall number of attendees and exhibitors increased 8% and 20%, respectively. Average revenue per attendee rose 3% and average revenue per exhibitor increased 1%. Both the additional revenue and the higher contribution margin in 2012 were primarily due to the significantly higher exhibitor volume at our ongoing events.

2011 VERSUS 2010

Events revenues increased 22% year-over-year, or $27.1 million. Excluding the favorable impact of foreign currency translation, revenues increased 21%. We held 60 events in 2011, which consisted of 53 ongoing events and 7 new event launches, compared to 56 events in 2010. We discontinued 3 events in 2011 that had been held in prior years. The additional revenue we earned in 2011 was attributable to significantly higher revenue at our ongoing events, with double-digit increases in the number of attendees and exhibitors. Average revenue per attendee rose 2% and average revenue per exhibitor increased 5%. For full year 2011, gross contribution margin decreased 1 point, primarily due to incremental expenses and additional investment in the business to strengthen the portfolio and provide a foundation for future growth.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily through cash generated from our operating activities. For 2012, we had operating cash flow of $279.8 million, which was the highest in the Company's history and an increase of 9% over 2011. Our operating cash flow has been continuously enhanced by the leverage characteristics of our subscription-based business model as well as our focus on operational efficiencies. Revenues in our Research segment, which increased 12% in 2012 compared to 2011, constituted 70% and 69% of our total revenues in 2012 and 2011, respectively. Our Research contracts generally renew annually and typically are paid in advance, and combined with a strong customer retention rate and high incremental margins, has generally resulted in strong growth in operating cash flow each year. Our cash flow generation has also been enhanced by our continuing efforts to improve the operating efficiencies of our businesses as well as the effective management of our working capital as we increase our sales volume.

In addition to the strong increase in our operating cash flows, we also had almost $300.0 million of cash and cash equivalents at year-end 2012, which was the highest cash balance in the Company's history, and $347.0 million of available borrowing capacity under our revolving credit facility at year-end 2012. We believe that our strong operating cash flow, as well as our existing cash balances and our available borrowing capacity, provide us with adequate liquidity to meet our currently anticipated needs.

The Company's 2010 Credit Agreement expires in December 2015. The Company is currently exploring refinancing options to take advantage of favorable market conditions.

Our cash and cash equivalents are held in numerous locations throughout the world. At December 31, 2012, approximately $167.0 million of our cash was held outside the U.S. Approximately half of the amount of cash held overseas represents unremitted earnings of our non-U.S subsidiaries. Under U.S. accounting rules, no provision for U.S. federal and local taxes is required for these unremitted overseas earnings if the Company intends to reinvest such funds overseas. Our current plans do not demonstrate a need to repatriate these undistributed earnings to fund our U.S. operations or otherwise satisfy the liquidity needs of our U.S operations, and as a result we intend to reinvest these earnings in our non-U.S. operations, except in instances in which the repatriation of these earnings would result in minimal additional tax. As a result, no provision for U.S. federal and state income taxes has been recorded for these unremitted earnings. However, should our liquidity needs change or we decide to repatriate some or all of these unremitted earnings, we may be required to accrue for U.S. taxes as a result, and these charges could be material and would be recorded in future periods.

Changes in cash and cash equivalents

The following disclosure summarizes and explains the changes in our cash and cash equivalents for the three years ending December 31, 2012 (in thousands):

	2012 vs. 2011			2011 vs. 2010		
	Twelve Months Ended December 31, 2012	**Twelve Months Ended December 31, 2011**	**Increase (Decrease)**	**Twelve Months Ended December 31, 2011**	**Twelve Months Ended December 31, 2010**	**Increase (Decrease)**
Cash provided by operating activities	$ 279,813	$ 255,566	$ 24,247	$ 255,566	$ 205,499	$ 50,067
Cash used for investing activities	(54,673)	(41,954)	(12,719)	(41,954)	(33,845)	(8,109)
Cash used in financing activities	(72,570)	(186,559)	113,989	(186,559)	(171,556)	(15,003)
Net increase	152,570	27,053	125,517	27,053	98	26,955
Effects of exchange rates	4,543	(4,495)	9,038	(4,495)	3,509	(8,004)
Beginning cash and cash equivalents	142,739	120,181	22,558	120,181	116,574	3,607
Ending cash and cash equivalents	$ 299,852	$ 142,739	$ 157,113	$ 142,739	$ 120,181	$ 22,558

2012 VERSUS 2011

Operating

Operating cash flow increased by 9%, or $24.2 million, in 2012 compared to 2011, which was primarily due to higher net income. We also had lower cash payments for interest on our debt and other items, as well as higher cash reimbursements related to the renovation of our Stamford headquarters facility. These increased cash flows were partially offset by higher cash payments for income taxes during 2012.

Investing

Cash used for investing purposes was $54.7 million in 2012, an increase in cash used of $12.7 million compared to 2011, due to $10.3 million of cash used for the acquisition of Ideas International and higher capital expenditures.

Capital expenditures were $44.3 million in 2012 compared to $42.0 million in 2011, which included $17.0 million and $9.5 million, respectively, which we paid for the renovation of our Stamford headquarters facility. Up to $25.0 million of these expenditures are reimbursable by the facility landlord, and $13.0 million was reimbursed in 2012 and $9.0 million in 2011. The reimbursements are included in operating cash flows.

Financing

We used $114.0 million less cash in our financing activities in 2012 compared to 2011, primarily due to a lower number of shares repurchased. Cash used for share repurchases was $111.3 million in 2012 compared to $212.0 million in 2011, with 2.7 million and 5.9 million of shares repurchased, respectively. Cash used also declined due to net debt activity, as we borrowed an additional $5.0 million in 2012 compared to $20.1 million of debt repayments in 2011.

2011 VERSUS 2010

Operating

Operating cash flow increased by 24%, or $50.1 million in 2011 compared to 2010. The increase was primarily due to $40.6 million in higher net income and lower cash payments for acquisition costs, severance, and other costs. We also received $9.0 million in landlord cash reimbursements for capital expenditures on the renovation of our Stamford headquarters facility. These increased cash flows were partially offset by higher cash bonus and commission payments we paid in 2011 due to our stronger financial performance.

Investing

We used $8.1 million of additional cash in our investing activities in 2011 compared to 2010, due to higher capital expenditures. Capital expenditures were $42.0 million in 2011 compared to $21.7 million in 2010. We also made $12.2 million in payments related to the acquisition of Burton Group in early 2010, which we acquired in December 2009. The $42.0 million of capital expenditures in the 2011 period included $9.5 million we paid for the renovation of our Stamford headquarters facility, which is fully reimbursable by the landlord. The Company received reimbursement of $9.0 million of this amount in 2011.

Financing

We used an additional $15.0 million of cash in our financing activities in 2011 compared to 2010, primarily due to additional share repurchases. During 2011, we used $212.0 million for share repurchases, compared to $99.8 million in 2010. The increase in cash used for share repurchases in 2011 was substantially offset by lower debt repayments in 2011 compared to 2010. On a net basis, we repaid $99.8 million of debt in 2010 and we paid $4.8 million in fees related to our refinancing, compared to $20.1 million of debt repayments in 2011.

OBLIGATIONS AND COMMITMENTS

At December 31, 2012, we had $200.0 million outstanding under our 2010 Credit Agreement which provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. The 2010 Credit Agreement contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate. The term loan will be repaid in 19 consecutive quarterly installments with the final payment due in December 2015, and may be prepaid at any time without penalty or premium at the Company's option. The revolving credit facility may be used for loans, and up to $40.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until December 2015, at which time all amounts borrowed must be repaid. See Note 5 — Debt in the Notes to the Consolidated Financial Statements for additional information regarding the 2010 Credit Agreement.

Cash Commitments

The Company has certain contractual commitments that require future payment. The following table presents the Company's contractual cash commitments due after December 31, 2012 (in thousands):

Commitment Description:	Due In Less Than 1 Year	Due In 2-3 Years	Due In 4-5 Years	Due In More Than 5 Years	Total
Debt – principal and interest (1)	$ 47,100	$ 168,900	$ 300	$ 5,300	$ 221,600
Operating leases (2)	37,820	53,9550	24,590	75,055	191,420
Deferred compensation arrangement (3)	2,730	5,185	3,160	20,240	31,315
Tax liabilities (4)	2,225	—	—	—	2,225
Other (5)	16,500	13,900	1,790	—	32,190
Totals	$ 106,375	$ 241,940	$ 29,840	$ 100,595	$ 478,750

(1) Includes both the term and revolver principal amounts borrowed under the Company's 2010 Credit Agreement, which matures in December 2015 (see Note 5 — Debt in the Notes to the Consolidated Financial Statements for additional information), as well as estimated interest payments. Amounts borrowed under the term loan arrangement have been classified in the table based on the scheduled repayment dates, while revolver borrowings are classified in the Due In 2-3 Years category since the amounts are not contractually due until December 2015. Also included is the $5.0 million the Company borrowed in December 2012 under a State of Connecticut economic development program which has a 10 year maturity and is included in the Due In More Than 5 Years category.

Interest payments on amounts outstanding under the 2010 Credit Facility are based on a floating rate. However, the Company has a $200.0 million notional interest rate swap that converts the variable interest payments on the debt to a 2.26% fixed rate on the first $200.0 million of borrowings. As a result, in order to calculate an estimate for the future interest payments, the Company has used a rate of 3.76%, which includes the swap rate of 2.26% plus a loan margin of 1.50%, for the 2010 Credit Facility.

(2) The Company leases various facilities, furniture, autos, and computer equipment. These leases expire between 2013 and 2027 (see Note 1 — Business and Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional information).

(3) Represents the Company's liability to participants in its supplemental deferred compensation arrangement (see Note 13 — Employee Benefits in the Notes to the Consolidated Financial Statements for additional information). Amounts payable to active employees whose payment date is unknown have been included in the Due In More Than 5 Years category since the Company cannot determine when the amounts will be paid.

(4) Includes interest and penalties. In addition to the $2.2 million tax liability, $16.5 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table, the Company has also recorded a liability for potential interest and penalties of $3.4 million.

(5) Includes contractual commitments for software, building maintenance, and telecom services.

QUARTERLY FINANCIAL DATA

The following tables present our quarterly operating results for the two year period ended December 31, 2012:

2012

(In thousands, except per share data)	First	Second	Third	Fourth
Revenues	$ 369,171	$ 397,482	$ 374,406	$ 474,749
Operating income	53,556	62,722	49,768	79,661
Net income	34,221	41,484	31,375	58,823
Net income per share: (1)				
Basic	$ 0.37	$ 0.44	$ 0.34	$ 0.63
Diluted	$ 0.36	$ 0.43	$ 0.33	$ 0.61

2011

(In thousands, except per share data)	First	Second	Third	Fourth
Revenues	$ 329,567	$ 365,543	$ 345,784	$ 427,694
Operating income	45,781	51,568	47,250	69,463
Net income	29,191	32,223	30,464	45,024
Net income per share: (1)				
Basic	$ 0.30	$ 0.33	$ 0.32	$ 0.48
Diluted	$ 0.29	$ 0.32	$ 0.31	$ 0.46

(1) The aggregate of the four quarters' basic and diluted earnings per common share may not equal the reported full calendar year amounts due to the effects of share repurchases, dilutive equity compensation, and rounding.

RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB has issued new accounting rules which have not yet become effective. These new rules are described below, together with our assessment of the potential impact they may have on our financial statements and related disclosures in future periods:

Other Comprehensive Income Reclassifications. In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The standard requires that public companies present information about reclassification adjustments from accumulated other comprehensive income in their financial statements in a single note or on the face of the financial statements. Public companies will also have to provide this information in both their annual and interim financial statements. The new requirements will take effect for Gartner beginning January 1, 2013 and will be applied prospectively. While the Company has not completed its analysis of the new standard, it believes the new rule may result in additional disclosures and changes to the presentation of the Statement of Comprehensive Income.

Balance Sheet Offsetting. In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities.* The new guidance requires disclosures about assets and liabilities that are offset or have the potential to be offset under U.S. GAAP rules. The new disclosure requirements mandate that entities disclose both gross and net information about financial instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. These disclosures are intended to address differences in the asset and liability offsetting requirements under U.S. GAAP and International Financial Reporting Standards. This new guidance will be effective for Gartner for interim and annual reporting periods beginning January 1, 2013, with retrospective application required. While the adoption of this new guidance may result in additional disclosures, we do not expect it to have an impact on the Company's Consolidated Balance Sheets.

The FASB also continues to work on a number of significant accounting rules which may impact the Company's accounting and disclosures in future periods. Since these rules have not yet been issued, the effective dates and potential impact are unknown.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

We have exposure to changes in interest rates arising from borrowings under our 2010 Credit Agreement. At December 31, 2012, we had $150.0 million outstanding under the term loan and $50.0 million outstanding under the revolver. Borrowings under this facility are floating rate, which may be either prime-based or Eurodollar-based. The rate paid for these borrowings includes a base floating rate plus a margin between 0.50% and 1.25% on prime borrowings and between 1.50% and 2.25% on Eurodollar-based borrowings.

We have an interest rate swap contract which effectively converts the floating base rate on the first $200.0 million of our borrowings to a 2.26% fixed rate. The Company only hedges the base interest rate risk on the first $200.0 million of its outstanding borrowings. Accordingly, we are exposed to interest rate risk on borrowings in excess of $200.0 million. A 25 basis point increase or decrease in interest rates could change pre-tax annual interest expense on the additional revolver borrowing capacity under the 2010 Credit Agreement (not including the expansion feature) by approximately $0.9 million.

FOREIGN CURRENCY RISK

Approximately 46% of our revenues for both the fiscal years ended December 31, 2012 and 2011 were derived from sales outside of the U.S. As a result, we conduct business in numerous currencies other than the U.S dollar. Among the major foreign currencies in which we conduct business are the Eurodollar, the British Pound, the Japanese Yen, the Australian dollar, and the Canadian dollar. Our foreign currency exposure results in both translation risk and transaction risk:

TRANSLATION RISK

We are exposed to foreign currency translation risk since the functional currencies of our foreign operations are generally denominated in the local currency. Translation risk arises since the assets and liabilities that we report for our foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, and these exchange rates fluctuate over time. These foreign currency translation adjustments are deferred and are recorded as a component of stockholders' equity and do not impact our operating results.

A measure of the potential impact of foreign currency translation on our Condensed Consolidated Balance Sheets can be determined through a sensitivity analysis of our cash and cash equivalents. At December 31, 2012, we had almost $300.0 million of cash and cash equivalents, with approximately half denominated in foreign currencies. If the foreign exchange rates of the major currencies in which we operate changed in comparison to the U.S. dollar by 10%, the amount of cash and cash equivalents we would have reported on December 31, 2012 would have increased or decreased by approximately $12.0 million.

Because our foreign subsidiaries generally operate in a local functional currency that differs from the U.S. dollar, revenues and expenses in these foreign currencies translate into higher or lower revenues and expenses in U.S. dollars as the U.S. dollar continuously weakens or strengthens against these other currencies. Therefore, changes in exchange rates may affect our consolidated revenues and expenses (as expressed in U.S. dollars) from foreign operations. Historically, this impact on our consolidated earnings has not been material since foreign currency movements in the major currencies in which we operate tend to impact our revenues and expenses fairly equally.

TRANSACTION RISK

We also have foreign exchange transaction risk since foreign subsidiaries typically enter into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency in which the foreign subsidiary operates. We may enter into foreign currency forward exchange contracts to mitigate the effects of foreign currency transaction risk. These contracts are normally short term in duration and unrealized and realized gains and losses are recognized in current period earnings. At December 31, 2012, we had 68 outstanding foreign currency forward contracts with a total notional amount of $76.1 million and an immaterial net unrealized gain. All of these contracts matured by the end of January 2013.

CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, and interest rate swap contracts. The majority of the Company's cash and cash equivalents and its interest rate swap contracts are with large investment grade commercial banks that are participants in the Company's 2010 Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for 2012, 2011, and 2010, together with the reports of KPMG LLP, our independent registered public accounting firm, are included herein in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation, as of December 31, 2012, of the effectiveness of the design and operation of our disclosure controls and procedures, (as such term is defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material Company information required to be disclosed by us in reports filed or submitted under the Act.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2012, Gartner's internal control over financial reporting was effective.

The effectiveness of management's internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K in Part IV, Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be furnished pursuant to this item will be set forth under the captions "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Miscellaneous — Available Information" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2013. If the Proxy Statement is not filed with the SEC by April 30, 2013, such information will be included in an amendment to this Annual Report filed by April 30, 2013. See also Item 1. Business — Available Information.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Executive Compensation" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2013. If the Proxy Statement is not filed with the SEC by April 30, 2013, such information will be included in an amendment to this Annual Report filed by April 30, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item will be set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed with the SEC by April 30, 2013. If the Proxy Statement is not filed with the SEC by April 30, 2013, such information will be included in an amendment to this Annual Report filed by April 30, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item will be set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's Proxy Statement to be filed with the SEC by April 30, 2013. If the Proxy Statement is not filed with the SEC by April 30, 2013, such information will be included in an amendment to this Annual Report filed by April 30, 2013.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2013. If the Proxy Statement is not filed with the SEC by April 30, 2013, such information will be included in an amendment to this Annual Report filed by April 30, 2013.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. and 2. Consolidated Financial Statements and Schedules

The reports of our independent registered public accounting firm and consolidated financial statements listed in the Index to Consolidated Financial Statements herein are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1(1)	Restated Certificate of Incorporation of the Company.
3.2(2)	Bylaws as amended through February 2, 2012.
4.1(1)	Form of Certificate for Common Stock as of June 2, 2005.
4.2(3)	Credit Agreement, dated as of December 22, 2010, among the Company, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A. as administrative agent.
10.1(4)	Lease dated April 16, 2010 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.2(4)	First Amendment to Lease dated April 16, 2010 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.4(5)+	2011 Employee Stock Purchase Plan.
10.6(6)+	2003 Long-Term Incentive Plan, as amended and restated on June 4, 2009.
10.7(7)+	Amended and Restated Employment Agreement between Eugene A. Hall and the Company dated as of April 13, 2011.
10.8(8)+	Company Deferred Compensation Plan, effective January 1, 2009.
10.9(9)+	Form of Stock Appreciation Right Agreement for executive officers.
10.10(9)+	Form of Performance Stock Unit Agreement for executive officers.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this document.

\+ Management compensation plan or arrangement.

(1) Incorporated by reference from the Company's Current Report on Form 8-K dated June 29, 2005 as filed on July 6, 2005.

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated February 2, 2012 as filed on February 7, 2012.

(3) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on February 15, 2011.

(4) Incorporated by reference from the Company's Quarterly Report on form 10-Q as filed on August 9, 2010.

(5) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) as filed on April 18, 2011.

(6) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) as filed on April 21, 2009.

(7) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on August 2, 2011.

(8) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on February 20, 2009.

(9) Incorporated by reference from the Company's Current Report on Form 8-K dated February 12, 2013 as filed on February 13, 2013.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GARTNER, INC.
CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(KPMG LLP LOGO)

/s/ KPMG LLP

New York, New York
February 22, 2013

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Gartner, Inc.:

We have audited Gartner, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gartner, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

(KPMG LLP LOGO)

/s/ KPMG LLP

New York, New York
February 22, 2013

GARTNER, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 299,852	$ 142,739
Fees receivable, net of allowances of $6,400 and $7,260 respectively	463,968	421,033
Deferred commissions	87,933	78,492
Prepaid expenses and other current assets	75,713	63,521
Total current assets	927,466	705,785
Property, equipment and leasehold improvements, net	89,089	68,132
Goodwill	519,506	508,550
Intangible assets, net	11,821	7,060
Other assets	73,395	90,345
Total Assets	$ 1,621,277	$ 1,379,872
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 287,763	$ 259,490
Deferred revenues	692,237	611,647
Current portion of long-term debt	90,000	50,000
Total current liabilities	1,070,000	921,137
Long-term debt	115,000	150,000
Other liabilities	129,604	126,951
Total liabilities	1,314,604	1,198,088
Stockholders' equity:		
Preferred stock:		
$.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$.0005 par value, authorized 250,000,000 shares for both periods; 156,234,415 shares issued for both periods	78	78
Additional paid-in capital	679,871	646,815
Accumulated other comprehensive income, net	5,968	5,793
Accumulated earnings	908,482	742,579
Treasury stock, at cost, 62,873,100 and 62,891,251 common shares, respectively	(1,287,726)	(1,213,481)
Total stockholders' equity	306,673	181,784
Total Liabilities and Stockholders' Equity	$ 1,621,277	$ 1,379,872

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Research	$ 1,137,147	$ 1,012,062	$ 865,000
Consulting	304,893	308,047	302,117
Events	173,768	148,479	121,337
Total revenues	1,615,808	1,468,588	1,288,454
Costs and expenses:			
Cost of services and product development	659,067	608,755	552,238
Selling, general and administrative	678,843	613,707	543,174
Depreciation	25,369	25,539	25,349
Amortization of intangibles	4,402	6,525	10,525
Acquisition and integration charges	2,420	—	7,903
Total costs and expenses	1,370,101	1,254,526	1,139,189
Operating income	245,707	214,062	149,265
Interest income	1,046	1,249	1,156
Interest expense	(9,905)	(11,216)	(16,772)
Other (expense) income, net	(1,252)	(1,911)	436
Income before income taxes	235,596	202,184	134,085
Provision for income taxes	69,693	65,282	37,800
Net income	$ 165,903	$ 136,902	$ 96,285
Net income per share:			
Basic	$ 1.78	$ 1.43	$ 1.01
Diluted	$ 1.73	$ 1.39	$ 0.96
Weighted average shares outstanding:			
Basic	93,444	96,019	95,747
Diluted	95,842	98,846	99,834

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net income	$ 165,903	$ 136,902	$ 96,285
Other comprehensive income (loss)			
Foreign currency translation adjustments	4,318	(4,454)	582
Interest rate swap hedge - deferred (loss) gain	(127)	(7,790)	6,243
Pension - deferred actuarial (loss) gain	(5,993)	283	(1,012)
Subtotal	(1,802)	(11,961)	5,813
Tax effect of comprehensive income (loss) items	1,977	3,116	(2,497)
Other comprehensive income (loss)	175	(8,845)	3,316
Comprehensive income	$ 166,078	$ 128,057	$ 99,601

See Notes to Consolidated Financial Statements.

GARTNER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income, Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2009	$ 78	$ 590,864	$ 11,322	$ 509,392	$ (999,121)	$ 112,535
Net income	—	—	—	96,285	—	96,285
Other comprehensive income.......	—	—	3,316	—	—	3,316
Issuances under stock plans	—	(30,254)	—	—	53,822	23,568
Stock compensation tax benefits..	—	18,520	—	—	—	18,520
Common share repurchases	—	—	—	—	(99,820)	(99,820)
Stock compensation expense	—	32,652	—	—	—	32,652
Balance at December 31, 2010	$ 78	$ 611,782	$ 14,638	$ 605,677	$ (1,045,119)	$ 187,056
Net income	—	—	—	136,902	—	136,902
Other comprehensive loss	—	—	(8,845)	—	—	(8,845)
Issuances under stock plans	—	(23,579)	—	—	43,624	20,045
Stock compensation tax benefits..	—	25,778	—	—	—	25,778
Common share repurchases	—	—	—	—	(211,986)	(211,986)
Stock compensation expense	—	32,834	—	—	—	32,652
Balance at December 31, 2011	$ 78	$ 646,815	$ 5,793	$ 742,579	$ (1,213,481)	$ 181,784
Net income	—	—	—	165,903	—	165,903
Other comprehensive income.......	—	—	175	—	—	175
Issuances under stock plans	—	(24,626)	—	—	37,059	12,433
Stock compensation tax benefits..	—	21,304	—	—	—	21,304
Common share repurchases	—	—	—	—	(111,304)	(111,304)
Stock compensation expense	—	36,378	—	—	—	36,378
Balance at December 31, 2012	$ 78	$ 679,871	$ 5,968	$ 908,482	$ (1,287,726)	$ 306,673

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2012	**2011**	**2010**
Operating activities:			
Net income	$ 165,903	$ 136,902	$ 96,285
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of intangibles	29,771	32,064	35,874
Stock-based compensation expense	36,378	32,865	32,634
Excess tax benefits from employee stock-based compensation exercises	(21,304)	(25,572)	(18,364)
Deferred taxes	973	(965)	(2,609)
Amortization and write-off of debt issue costs	2,008	2,288	1,567
Changes in assets and liabilities:			
Fees receivable, net	(38,617)	(58,887)	(48,177)
Deferred commissions	(8,871)	(6,928)	(2,184)
Prepaid expenses and other current assets	(10,604)	3,540	(376)
Other assets	15,113	4,397	(34,130)
Deferred revenues	71,645	91,765	85,336
Accounts payable, accrued, and other liabilities	37,418	44,097	59,643
Cash provided by operating activities	279,813	255,566	205,499
Investing activities:			
Additions to property, equipment and leasehold improvements	(44,337)	(41,954)	(21,694)
Acquisitions (net of cash received)	(10,336)	—	(12,151)
Cash used in investing activities	(54,673)	(41,954)	(33,845)
Financing activities:			
Proceeds from employee stock-based compensation plans and ESP Plan	12,430	20,011	23,527
Proceeds from borrowings	35,000	—	200,000
Payments on debt	(30,000)	(20,156)	(313,627)
Purchases of treasury stock	(111,304)	(211,986)	(99,820)
Excess tax benefits from employee stock-based compensation exercises	21,304	25,572	18,364
Cash used by financing activities	(72,570)	(186,559)	(171,556)
Net increase in cash and cash equivalents	152,570	27,053	98
Effects of exchange rates on cash and cash equivalents	4,543	(4,495)	3,509
Cash and cash equivalents, beginning of period	142,739	120,181	116,574
Cash and cash equivalents, end of period	$ 299,852	$ 142,739	$ 120,181
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 8,968	$ 13,312	$ 11,484
Income taxes, net of refunds received	$ 46,907	$ 24,126	$ 25,486

See Notes to Consolidated Financial Statements.

1 — BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business. Gartner, Inc. is a global information technology research and advisory company founded in 1979 with its headquarters in Stamford, Connecticut. Gartner delivers its principal products and services through three business segments: Research, Consulting, and Events. When used in these notes, the terms "Gartner," "Company," "we," "us," or "our" refer to Gartner, Inc. and its consolidated subsidiaries.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), as defined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 270 for financial information and with the applicable instructions of U.S. Securities & Exchange Commission ("SEC") Regulation S-X. The fiscal year of Gartner represents the twelve-month period from January 1 through December 31. All references to 2012, 2011, and 2010 herein refer to the fiscal year unless otherwise indicated.

Principles of consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, goodwill, intangible assets, and other long-lived assets, as well as tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense, performance-based compensation charges, depreciation and amortization, and the allowance for losses. Management believes its use of estimates in the accompanying consolidated financial statements to be reasonable.

Management continuously evaluates and revises its estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. Management adjusts these estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management's best judgment at a point in time. As a result, differences between our estimates and actual results could be material and would be reflected in the Company's consolidated financial statements in future periods.

Revenues. Revenue is recognized in accordance with U.S. GAAP and SEC Staff Accounting Bulletin No. 101, *Revenue Recognition* in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"). Revenues are only recognized once all required criteria for recognition have been met. The accompanying Consolidated Statements of Operations presents revenues net of any sales or value-added taxes that we collect from customers and remit to government authorities.

The Company's revenues by significant source are as follows:

Research

Research revenues are derived from annual subscription contracts for research products. These revenues are deferred and recognized ratably over the applicable contract term. The Company typically enters into annually renewable subscription contracts for research products. Reprint fees are recognized when the reprint is shipped.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which historically have not produced material cancellations. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

Consulting

Consulting revenues, primarily derived from consulting, measurement and strategic advisory services (paid one-day analyst engagements), are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee engagements are recognized on a proportional performance basis, while revenues from time and material engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization engagements are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment. Unbilled fees receivable associated with consulting engagements were $34.0 million at December 31, 2012 and $29.2 million at December 31, 2011.

Events

Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition. In addition, the Company defers certain costs directly related to events and expenses these costs in the period during which the related symposium, conference or exhibition occurs. The Company policy is to defer only those costs, primarily prepaid site and production services costs, which are incremental and are directly attributable to a specific event. Other costs of organizing and producing our events, primarily Company personnel and non-event specific expenses, are expensed in the period incurred. At the end of each fiscal quarter, the Company assesses on an event-by-event basis whether expected direct costs of producing a scheduled event will exceed expected revenues. If such costs are expected to exceed revenues, the Company records the expected loss in the period determined.

Allowance for losses. The Company maintains an allowance for losses which is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or as an increase to expense. The amount of the allowance for losses is based on historical loss experience, aging of outstanding receivables, our assessment of current economic conditions and the financial health of specific clients.

Cost of services and product development ("COS"). COS expense includes the direct costs incurred in the creation and delivery of our products and services.

Selling, general and administrative ("SG&A"). SG&A expense includes direct and indirect selling costs, general and administrative costs, and charges against earnings related to uncollectible accounts.

Commission expense. The Company records commission obligations upon the signing of customer contracts and amortizes the deferred obligation as commission expense over the period in which the related revenues are earned. Commission expense is included in SG&A in the Consolidated Statements of Operations.

Stock-based compensation expense. The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation cost is based on the fair value of the award on the date of grant, which is expensed over the related service period, net of estimated forfeitures. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period. During 2012, 2011, and 2010, the Company recognized $36.4 million, $32.9 million, and $32.6 million, respectively, of stock-based compensation expense (see Note 8 — Stock-Based Compensation), which is recorded in both COS and SG&A in the Consolidated Statements of Operations.

Income tax expense. As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We record a valuation allowance to reduce our deferred tax assets when future realization is in question. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment is made to reduce the valuation allowance and increase income in the period such determination is made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance is charged against income in the period such determination is made.

Cash and cash equivalents. Includes cash and all highly liquid investments with original maturities of three months or less, which are considered cash equivalents. The carrying value of cash equivalents approximates fair value due to their short-term maturity. Investments with maturities of more than three months are classified as marketable securities. Interest earned is classified in Interest income in the Consolidated Statements of Operations.

Property, equipment and leasehold improvements. The Company leases all of its facilities and certain equipment. These leases are all classified as operating leases in accordance with FASB ASC Topic 840. The cost of these operating leases, including any contractual rent increases, rent concessions, and landlord incentives, are recognized ratably over the life of the related lease agreement. Lease expense was $30.3 million, $26.2 million, and $23.5 million in 2012, 2011, and 2010, respectively.

Equipment, leasehold improvements, and other fixed assets owned by the Company are recorded at cost less accumulated depreciation. Except for leasehold improvements, these fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the remaining term of the related leases. The Company had total depreciation expense of $25.4 million, $25.5 million, and $25.3 million in 2012, 2011, and 2010, respectively.

Property, equipment and leasehold improvements, less accumulated depreciation and amortization, consist of the following (in thousands):

	Useful Life (Years)	December 31, 2012	December 31, 2011
Computer equipment and software	2 - 7	$ 135,167	$ 130,733
Furniture and equipment	3 - 8	29,907	34,828
Leasehold improvements	2 - 15	64,346	63,773
		229,420	229,334
Less — accumulated depreciation and amortization		(140,331)	(161,202)
		$ 89,089	$ 68,132

The Company incurs costs to develop internal use software used in our operations, and certain costs meeting the criteria outlined in FASB ASC Topic 350 are capitalized and amortized over future periods. At December 31, 2012 and 2011, net capitalized development costs for internal use software were $14.4 million and $13.6 million, respectively. Amortization of capitalized internal software development costs, which is classified in Depreciation in the Consolidated Statements of Operations, totaled $7.4 million, $7.8 million, and $7.9 million during 2012, 2011, and 2010, respectively.

Stamford headquarters lease renewal

The Company's corporate headquarters is located in 213,000 square feet of leased office space in three buildings in Stamford, Connecticut. The Stamford facility accommodates research and analysis, marketing, sales, client support, production, corporate services, executive offices, and administration. In 2010 the Company entered into a new 15 year lease agreement for this facility which provides for a reduced rental until completion of certain renovation work. In accordance with FASB ASC Topic 840, the Company accounted for the new Stamford lease as an operating lease arrangement. The total minimum payments the Company is obligated to pay under this lease, including contractual escalation clauses and reduced rents during the renovation period, are being expensed on a straight-line basis over the lease term.

Under this arrangement, the landlord has provided a $25.0 million tenant improvement allowance to be used to renovate the three buildings. The renovation work began in 2011 and is expected to be completed in early 2013. The $25.0 million contractual amount due from the landlord was recorded as a tenant improvement allowance in Other assets and as deferred rent in Other Liabilities on the Consolidated Balance Sheets. As the renovation work progresses and payments are received from the landlord, the tenant improvement receivable is relieved and leasehold improvement assets are recorded in Property, equipment, and leasehold improvements. The leasehold improvement assets are being amortized to Depreciation expense over their useful lives, beginning when the assets are placed in service. The amount recorded as deferred rent is being amortized as a reduction to rent expense (SG&A) on a straight-line basis over the term of the lease.

As of December 31, 2012, the Company had $21.0 million of remaining unamortized deferred rent resulting from the tenant improvement allowance, of which $1.5 million is recorded in Accounts payable and accrued liabilities and $19.5 million is recorded in Other liabilities on the Company's Consolidated Balance Sheets. The Company paid $17.0 million and $9.5 million in renovation costs for this project in 2012 and 2011, respectively, which are classified as cash outflows in the Investing activities section of the Company's Consolidated Statements of Cash Flows. The Company received landlord cash reimbursements for these expenditures of $13.0 million and $9.0 million in 2012 and 2011, respectively, which are classified as cash inflows in the Operating activities section of the Company's Consolidated Statements of Cash Flows.

Intangible assets. The Company has amortizable intangible assets which are amortized against earnings using the straight-line method over their expected useful lives. Changes in intangible assets subject to amortization during the two year period ended December 31, 2012 are as follows (in thousands):

December 31, 2012	Trade Name	Customer Relationships	Content	Software	Total
Gross cost, December 31, 2011	$ 5,758	$ 7,210	$ —	$ —	$ 12,968
Additions due to acquisition (1)	240	3,170	3,170	1,955	8,535
Foreign currency translation impact	21	182	277	169	649
Gross cost	6,019	10,562	3,447	2,124	22,152
Accumulated amortization (2)	(3,531)	(5,896)	(497)	(407)	(10,331)
Balance, December 31, 2012	$ 2,488	$ 4,666	$ 2,950	$ 1,717	$ 11,821

December 31, 2011	Trade Name	Customer Relationships	Total
Gross cost, December 31, 2010	$ 5,758	$ 7,210	$ 12,968
Foreign currency translation impact	—	—	—
Gross cost	5,758	7,210	12,968
Accumulated amortization (2)	(2,303)	(3,605)	(5,908)
Balance, December 31, 2011	$ 3,455	$ 3,605	$ 7,060

(1) The Company acquired Ideas International in 2012 and recorded a total of $8.5 million of amortizable intangible assets. See Note 2—Acquisitions above for additional information.

(2) Intangible assets are being amortized against earnings over the following periods: Trade name—2 to 5 years; Customer relationships—4 years; Content—4 years; Software—3 years. Aggregate amortization expense related to intangible assets was $4.4 million, $6.5 million, and $10.5 million in 2012, 2011, and 2010, respectively.

The estimated future amortization expense by year from amortizable intangibles is as follows (in thousands):

2013	$ 5,490
2014	3,615
2015	2,005
2016	711
	$ 11,821

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. The evaluation of the recoverability of goodwill is performed in accordance with FASB ASC Topic 350, which requires an annual assessment of potential goodwill impairment at the reporting unit level and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The annual assessment of the recoverability of recorded goodwill can be based on either a qualitative or qualitative assessment or a combination of the two. Both methods utilize estimates which in turn require judgments and assumptions regarding future trends and events. As a result, both the precision and reliability of the resulting estimates are subject to uncertainty.

The Company conducted a qualitative assessment of the fair value of its three reporting units as of September 30, 2012 based in part on the demonstrated historical trend of the fair values of the Company's reporting units substantially exceeding their carrying values and its recent financial performance. Among the factors included in the Company's qualitative assessment were general economic conditions and the competitive environment; actual and projected reporting unit financial performance; forward-looking business measurements; and external market assessments. Based on the results of the qualitative assessment, the Company believes the fair values of its reporting units continue to substantially exceed their respective carrying values.

The following table presents changes to the carrying amount of goodwill by reporting unit during the two year period ended December 31, 2012 (in thousands):

	Research	Consulting	Events	Total
Balance, December 31, 2010 (1)	$ 368,521	$ 99,817	$ 41,927	$ 510,265
Foreign currency translation adjustments	(1,541)	(140)	(34)	(1,715)
Balance, December 31, 2011	$ 366,980	$ 99,677	$ 41,893	$ 508,550
Addition due to acquisition (2)	7,455	—	—	7,455
Foreign currency translation adjustments	2,790	672	39	3,501
Balance, December 31, 2012	$ 377,225	$ 100,349	$ 41,932	$ 519,506

(1) The Company does not have accumulated goodwill impairment losses.

(2) The Company acquired Ideas International in mid-2012 and recorded $7.5 million of goodwill. All of the recorded goodwill resulting from the acquisition has been included in the Research segment. See Note 2—Acquisitions above for additional information.

Impairment of long-lived and intangible assets. The Company reviews its long-lived and intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the respective asset may not be recoverable. Such evaluation may be based on a number of factors including current and projected operating results and cash flows, changes in management's strategic direction as well as external economic and market factors. The Company's policy regarding long-lived assets and intangible assets other than goodwill is to evaluate the recoverability of these assets by determining whether the balance can be recovered through undiscounted future operating cash flows. Should events or circumstances indicate that the carrying value might not be recoverable based on undiscounted future operating cash flows, an impairment loss would be recognized. The amount of impairment, if any, is measured based on the difference between projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds and the carrying value of the asset. The Company did not record any material impairment charges for long-lived and intangible assets during 2012, 2011, or 2010.

Pension obligations. The Company has defined-benefit pension plans in several of its international locations (see Note 13 — Employee Benefits). Benefits earned under these plans are generally based on years of service and level of employee compensation. The Company accounts for defined benefit plans in accordance with the requirements of FASB ASC Topic 715. The Company determines the periodic pension expense and related liabilities for these plans through actuarial assumptions and valuations. The Company recognized $2.6 million, $2.7 million, and $2.4 million of expense for these plans in 2012, 2011, and 2010, respectively. The Company classifies pension expense in SG&A in the Consolidated Statements of Operations.

Debt. The Company presents amounts borrowed in the Consolidated Balance Sheets at amortized cost. Accrued interest on amounts borrowed is classified in Interest expense in the Consolidated Statements of Operations. The Company had $205.0 million and $200.0 million of debt outstanding at December 31, 2012 and 2011. See Note 5—Debt for additional information regarding the Company's debt.

Foreign currency exposure. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated other comprehensive income, net within the Stockholders' equity section of the Consolidated Balance Sheets.

Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are recognized in results of operations in Other (expense) income, net within the Consolidated Statements of Operations. Net currency transaction (losses) were $(2.3) million, $(1.3) million, and $(4.8) million in 2012, 2011, and 2010, respectively. The Company enters into foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on these transactions. These contracts generally have a short duration and are recorded at fair value with both realized and unrealized gains and losses recorded in Other (expense) income, net. The net gain (loss) from these contracts was $0.6 million, $(1.2) million, and $2.8 million in 2012, 2011, and 2010, respectively.

Comprehensive income. On January 1, 2012, the Company retrospectively adopted FASB Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220-10): Presentation of Comprehensive Income,* and a related amendment. Comprehensive income includes income and expense items from nonowner sources and consists of two separate components: net income as reported and other comprehensive income. ASU No. 2011-05 eliminates the option to report comprehensive income and its components in the statement of stockholders' equity. Instead, the new rule optionally requires the presentation of net income and comprehensive income in one continuous statement, or in two separate, but consecutive statements. The Company has presented net income, other comprehensive income and its components, and comprehensive income in a new, separate statement called the *Consolidated Statements of Comprehensive Income,* which is included herein. While the Company's presentation of comprehensive income has changed, there were no changes to the components or amounts that are recognized in net income or other comprehensive income under existing accounting guidance. As a result, the adoption of this new rule did not impact the Company's results of operations, cash flows, or financial position.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* which updates ASU No. 2011-05. The standard requires that public companies present information about reclassification adjustments from accumulated other comprehensive income in their financial statements in a single note or on the face of the financial statements. Public companies will have to provide this information in both their annual and interim financial statements. The new requirements will take effect for Gartner beginning January 1, 2013 and will be applied prospectively. While the Company has not completed its analysis of the new standard, it believes the new rule may result in additional disclosures and changes to the presentation of the Statement of Comprehensive Income.

Fair value disclosures. The Company has a limited number of assets and liabilities that are adjusted to fair value at each balance sheet date. The Company's fair value disclosures are included in Note 12 — Fair Value Disclosures.

Concentrations of credit risk. Assets that may subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, interest rate swaps, and a pension reinsurance asset. The majority of the Company's cash equivalent investments and its interest rate swap contract are with investment grade commercial banks that are participants in the Company's credit facility. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion. The Company's pension reinsurance asset (see Note 13 — Employee Benefits) is maintained with a large international insurance company that was rated investment grade as of December 31, 2012.

Stock repurchase programs. The Company records the cost to repurchase its own common shares to treasury stock. During 2012, 2011 and 2010 the Company recorded $111.3 million, $212.0 million, and $99.8 million, respectively, of stock repurchases (see Note 7 — Stockholders' Equity). Shares repurchased by the Company are added to treasury shares and are not retired.

Recent accounting developments. Accounting rules that have been issued by the FASB that have not yet become effective and that may impact the Company's consolidated financial statements or related disclosures in future periods are described below:

Balance sheet offsetting. In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities.* The new guidance requires disclosures about assets and liabilities that are offset or have the potential to be offset under U.S. GAAP rules. These disclosures are intended to address differences in the asset and liability offsetting requirements under U.S. GAAP and International Financial Reporting Standards. The new disclosure requirements mandate that entities disclose both gross and net information about financial instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. However, as of year-end 2012, the FASB is considering certain amendments to ASU No. 2011-11 which may limit the scope of the new rules. ASU No. 2011-11 will be effective for Gartner for interim and annual reporting periods beginning January 1, 2013, with retrospective application required. While the adoption of this new guidance may result in additional disclosures, we do not expect it to have an impact on the Company's Consolidated Balance Sheets.

Other comprehensive income disclosures. See discussion above in *Comprehensive Income.*

2 — ACQUISITIONS

2012

In May 2012 the Company acquired Ideas International Limited ("Ideas International"), a publicly-owned Australian corporation (ASX: IDE) headquartered outside of Sydney with 40 employees. Ideas International provided intelligence on IT infrastructure configurations and pricing data to IT professionals and vendors. The Company paid aggregate cash consideration of $18.8 million for 100% of the outstanding shares of Ideas International. The Company's strategic objectives in acquiring Ideas International are to leverage Gartner's scale and worldwide distribution capability, introduce Ideas International's products and services to Gartner's much larger end user client base, and further penetrate the technology vendor market. Ideas International's business operations have been integrated into the Company's Research segment.

Gartner's financial statements include the operating results of Ideas International beginning with the date of acquisition. These results were not material to the Company's 2012 results. The Company recorded $2.4 million of pre-tax acquisition and integration charges for this acquisition in 2012, which is classified in Acquisition and integration charges in the Consolidated Statements of Operations. Included in these charges are legal, consulting, and severance costs, all of which were direct and incremental charges from the acquisition. Had the Company acquired Ideas International on January 1, 2010, the impact to the Company's operating results for 2011 and 2010 would not have been material, and as a result pro forma financial information for those periods has not been presented.

The acquisition was accounted for under the acquisition method of accounting as prescribed by FASB ASC Topic 805, *Business Combinations.* The acquisition method of accounting requires the consideration paid to be allocated to the net assets and liabilities acquired based on their estimated fair values as of the acquisition date, and any excess of the purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, must be allocated to goodwill. The Company considers its allocation of the respective purchase price to be preliminary, particularly with respect to the valuation of certain tax related items. In accordance with FASB ASC Topic 805, a final determination of the purchase price allocation and resulting goodwill must be made within one year of the acquisition date. The Company anticipates that none of the recorded goodwill arising from the acquisition will be deductible for tax purposes. All of the recorded goodwill was included in the Company's Research segment. The Company believes the recorded goodwill is supported by the anticipated revenues related to the acquisition.

The following table summarizes the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed in the acquisition (dollars in thousands):

Assets:		
Cash	$	8,502
Fees receivable		1,310
Prepaid expenses and other current assets		560
Goodwill and amortizable intangible assets (1)		15,990
Total assets	$	26,362
Liabilities:		
Accounts payable and accrued liabilities	$	2,203
Deferred revenues (2)		5,321
Total liabilities	$	7,524

(1) Includes $7.5 million allocated to goodwill and $8.5 million allocated to amortizable intangible assets (see Note 1—Business and Significant Accounting Policies above for additional information).

(2) The fair value of the cost to fulfill the deferred revenue obligations was determined by estimating the costs to provide the services plus a normal profit margin, and did not include costs associated with selling efforts.

2009

The Company acquired all of the outstanding shares of AMR Research and Burton Group in 2009 for total net cash of $116.7 million, of which $12.2 million was paid in 2010 and $104.5 million was paid in 2009. The Company recorded $7.9 million of acquisition and integration expenses related to these acquisitions during 2010.

3 — OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Security deposits	$ 7,740	$ 6,581
Debt issuance costs	2,768	3,866
Benefit plan-related assets	37,016	38,403
Non-current deferred tax assets	22,527	22,795
Tenant improvement allowance (1)	—	16,062
Other	3,344	2,638
Total other assets	$ 73,395	$ 90,345

(1) The balance as of December 31, 2011 represented the landlord receivable related to the renovation of the Company's Stamford headquarters facility, the majority of which was collected during 2012, with the balance reclassified to current assets. See Note 1 — Business and Significant Accounting Policies for additional information.

4 — ACCOUNTS PAYABLE, ACCRUED, AND OTHER LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Accounts payable	$ 27,344	$ 27,573
Payroll, employee benefits, severance	71,892	66,110
Bonus payable	68,776	62,191
Commissions payable	49,128	42,328
Taxes payable	18,897	15,917
Rent and other facilities costs	4,310	5,046
Professional, consulting, audit fees	8,355	6,907
Events fulfillment liabilities	4,209	2,255
Other accrued liabilities	34,852	31,163
Total accounts payable and accrued liabilities	$ 287,763	$ 259,490

Other liabilities consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Non-current deferred revenue	$ 5,508	$ 4,572
Interest rate swap liabilities	10,017	9,891
Long-term taxes payable	16,760	20,141
Deferred rent (1)	19,586	21,046
Benefit plan-related liabilities	54,779	47,326
Other	22,954	23,975
Total other liabilities	$ 129,604	$ 126,951

(1) Represents the remaining unamortized long-term deferred rent on the $25.0 million tenant improvement allowance on the Company's Stamford headquarters facility. See Note 1 — Business and Significant Accounting Policies above for additional information.

5 — DEBT

2010 Credit Agreement

The Company has a credit arrangement that provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility which it entered into in December 2010 (the "2010 Credit Agreement"). The Company terminated its prior credit arrangement when it entered into the 2010 Credit Agreement and paid down the remaining amounts outstanding. The 2010 Credit Agreement contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate. The term loan is being repaid in 19 consecutive quarterly installments which commenced on March 31, 2011, plus a final payment due on December 22, 2015, and may be prepaid at any time without penalty or premium at the Company's option. The revolving credit facility may be used for loans, and up to $40.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until December 22, 2015, at which time all amounts borrowed must be repaid.

Amounts borrowed under the 2010 Credit Agreement bear interest at a rate equal to, at the Company's option, either (i) the greatest of: the administrative agent's prime rate; the average rate on overnight federal funds plus 1/2 of 1%; and the eurodollar rate (adjusted for statutory reserves) plus 1%, in each case plus a margin equal to between 0.50% and 1.25% depending on the Company's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended, or (ii) the eurodollar rate (adjusted for statutory reserves) plus a margin equal to between 1.50% and 2.25%, depending on the Company's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended.

The 2010 Credit Agreement contains certain customary restrictive loan covenants, including, among others, financial covenants requiring a maximum leverage ratio, a minimum interest expense coverage ratio, and covenants limiting the Company's ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures, make investments and enter into certain transactions with affiliates. The Company was in full compliance with these covenants as of December 31, 2012.

In December 2010, the Company recorded certain incremental pre-tax charges due to the termination of the prior credit arrangement. The majority of these charges would have been recognized as expenses in 2011, but accounting rules required their accelerated recognition in 2010. These accelerated pre-tax charges included $3.3 million for deferred losses on interest rate swap contracts that had been recorded in Other Comprehensive Income (OCI) since the swaps had previously been designated as accounting hedges, and $0.4 million for the write-off of a portion of capitalized debt issuance costs related to the previous debt. In accordance with FASB ASC Topic 815, the deferral of the unrealized losses on the swaps recorded in OCI was no longer permitted since the forecasted interest payments related to the previous debt would not occur. Both the capitalized debt issuance write-off and the interest rate swap charge were classified in Interest expense in the Consolidated Statements of Operations for the year ended December 31, 2010.

The following table provides information regarding the Company's total outstanding borrowings:

Description:	Amount Outstanding December 31, 2012 (In thousands)	Contractual Annualized Interest Rate December 31, 2012	Amount Outstanding December 31, 2011 (In thousands)
2010 Credit Facility - term loan (1)	$ 150,000	1.81%	$ 180,000
2010 Credit Facility - revolver (1), (2)	50,000	1.81%	20,000
Other (3)	5,000	3.00%	—
Total	$ 205,000		$ 200,000

(1) Both the term and revolver loan rates consisted of a floating Eurodollar base rate of 0.31% plus a margin of 1.5%. However, the Company has an interest rate swap contract which converts the floating Eurodollar base rate to a 2.26% fixed base rate on the first $200.0 million of Company borrowings (see below). As a result, the Company's effective annual interest rate on the $200.0 million of outstanding debt under the 2010 Credit Facility as of December 31, 2012, including the margin, was 3.76%.

(2) The Company had $346.6 million of available borrowing capacity on the revolver (not including the expansion feature) as of December 31, 2012.

(3) In December 2012 the Company borrowed $5.0 million under a previously disclosed financial assistance package provided by an economic development program through the State of Connecticut in connection with the Company's renovation of its Stamford headquarters facility. The loan has a 10 year maturity and bears a 3% fixed rate of interest. Principal payments are deferred for the first five years and the loan may be repaid at any point by the Company without penalty. The loan has a principal forgiveness provision in which up to $2.5 million of the loan may be forgiven if the Company meets certain employment targets in the State of Connecticut during the first five years of the loan.

Interest Rate Swap Hedge

The Company entered into a $200.0 million notional fixed-for-floating interest rate swap contract in December 2010 which it designated as a hedge of the forecasted interest payments on the Company's variable rate borrowings. Under the swap terms, the Company pays a base fixed rate of 2.26% and in return receives a Eurodollar base rate.

The Company accounts for the interest rate swap as a cash flow hedge in accordance with FASB ASC Topic 815. Since the swap is hedging forecasted interest payments, changes in the fair value of the swap are recorded in OCI as long as the swap continues to be a highly effective hedge of the designated interest rate risk. Any ineffective portion of change in the fair value of the hedge is recorded in earnings. At December 31, 2012, there was no ineffective portion of the hedge. The interest rate swap had a negative fair value to the Company of $10.0 million at December 31, 2012, which is classified in OCI, net of tax effect.

Letters of Credit

The Company had $10.1 million of letters of credit and related guarantees outstanding at year-end 2012. The Company issues these instruments in the ordinary course of business to facilitate transactions with customers and others.

6 — COMMITMENTS AND CONTINGENCIES

Contractual Lease Commitments. The Company leases various facilities, furniture, and computer and office equipment under operating lease arrangements expiring between 2013 and 2027. The future minimum annual cash payments under non-cancelable operating lease agreements at December 31, 2012, are as follows (in thousands):

Year ended December 31,		
2013	$	37,820
2014		31,660
2015		22,295
2016		14,680
2017		9,910
Thereafter		75,055
Total minimum lease payments (1)	$	191,420

(1) Excludes $2.2 million of future contractual sublease rental income.

Legal Matters. We are involved in various legal and administrative proceedings and litigation arising in the ordinary course of business. The outcome of these individual matters is not predictable at this time. However, we believe that the ultimate resolution of these matters, after considering amounts already accrued and insurance coverage, will not have a material adverse effect on our financial position, results of operations, or cash flows in future periods.

Indemnifications. The Company has various agreements that may obligate us to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2012, we did not have any indemnification agreements that could require material payments.

7 — STOCKHOLDERS' EQUITY

Common stock. Holders of Gartner's Common Stock, par value $.0005 per share ("Common Stock") are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its Common Stock. Also, our credit arrangement contains a negative covenant which may limit our ability to pay dividends.

The following table summarizes transactions relating to Common Stock for the three years' ending December 31, 2012:

	Issued Shares	Treasury Stock Shares
Balance at December 31, 2009	156,234,415	60,356,672
Issuances under stock plans	—	(4,029,673)
Purchases for treasury	—	3,918,719
Balance at December 31, 2010	156,234,415	60,245,718
Issuances under stock plans	—	(3,244,705)
Purchases for treasury (1)	—	5,890,238
Balance at December 31, 2011	156,234,415	62,891,251
Issuances under stock plans	—	(2,756,389)
Purchases for treasury	—	2,738,238
Balance at December 31, 2012	156,234,415	62,873,100

---

(1) Includes 2,148,434 shares the Company repurchased directly from ValueAct Capital Master Fund, L.P. ("ValueAct") in two separate transactions during 2011. The total cost of the shares repurchased directly from ValueAct was $75.2 million.

Share repurchase program. The Company has a $500.0 million share repurchase program, of which $210.2 million remained available for share repurchases as of December 31, 2012. Repurchases may be made from time-to-time through open market purchases, private transactions, tender offers or other transactions. The amount and timing of repurchases will be subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of the Company's shared-based compensation awards. Repurchases may be funded from cash flow from operations or borrowings.

The Company paid cash of $111.3 million, $212.0 million, and $99.8 million, in 2012, 2011, and 2010, respectively, for common stock repurchases. The $212.0 million paid for share repurchases in 2011 includes the cost of the shares repurchased directly from ValueAct.

8 — STOCK-BASED COMPENSATION

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company currently awards stock-settled stock appreciation rights, service-based and performance-based restricted stock units, and common stock equivalents. At December 31, 2012, the Company had 6.4 million shares of Common Stock available for awards of stock-based compensation under its 2003 Long-Term Incentive Plan.

The Company accounts for stock-based compensation awards in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation expense is based on the fair value of the award on the date of grant, which is then recognized as expense over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. Currently the Company issues treasury shares upon the exercise, release or settlement of stock-based compensation awards.

Determining the appropriate fair value model and calculating the fair value of stock-based compensation awards requires the input of certain complex and subjective assumptions, including the expected life of the stock-based compensation awards and the Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the amount of employee forfeitures and the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair value of stock-based compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock-based compensation expense could be materially different from what has been recorded in the current period.

The Company recognized the following amounts of stock-based compensation expense by award type for the years ended December 31 (in millions):

Award type:	2012	2011	2010
Stock appreciation rights	$ 6.4	$ 4.4	$ 4.6
Common stock equivalents	0.5	0.5	0.5
Restricted stock units	29.5	28.0	27.5
Total (1)	$ 36.4	$ 32.9	$ 32.6

(1) Includes charges of $5.1 million in 2012 and $3.1 million in both 2011 and 2010 for awards to retirement-eligible employees since these awards vest on an accelerated basis

Stock-based compensation expense was recognized by line item in the Consolidated Statements of Operations for the years ended December 31 as follows (in millions):

Amount recorded in:	2012	2011	2010
Costs of services and product development	$ 15.3	$ 14.8	$ 14.8
Selling, general, and administrative	21.1	18.1	17.8
Total	$ 36.4	$ 32.9	$ 32.6

As of December 31, 2012, the Company had $38.5 million of total unrecognized stock-based compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average service period of approximately 2.2 years.

Stock-Based Compensation Awards

The following disclosures provide information regarding the Company's stock-based compensation awards, all of which are classified as equity awards in accordance with FASB ASC Topic 505:

Stock Appreciation Rights

Stock-settled stock appreciation rights (SARs) permit the holder to participate in the appreciation of the Common Stock. SARs are settled in shares of Common Stock by the employee once the applicable vesting criteria have been met. SARs vest ratably over a four-year service period and expire seven years from the grant date. The fair value of SARs awards is recognized as compensation expense on a straight-line basis over four years. SARs have only been awarded to the Company's executive officers.

When SARs are exercised, the number of shares of Common Stock issued is calculated as follows: (1) the total proceeds from the SARs exercise (calculated as the closing price of the Common Stock on the date of exercise less the exercise price of the SARs, multiplied by the number of SARs exercised) is divided by (2) the closing price of the Common Stock as reported on the New York Stock Exchange on the exercise date. The Company withholds a portion of the shares of Common Stock issued upon exercise to satisfy minimum statutory tax withholding requirements. SARs recipients do not have any stockholder rights until after actual shares of Common Stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants.

The following table summarizes changes in SARs outstanding for the year ended December 31, 2012:

	SARs in millions	Per Share Weighted-Average Exercise Price	Per Share Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2011	2.5	$ 20.39	$ 7.66	4.00 years
Granted	0.4	37.81	12.99	6.11 years
Forfeited	—	—	—	—
Exercised	(0.9)	18.35	6.82	na
Outstanding at December 31, 2012 (1), (2)	2.0	$ 24.59	$ 9.04	4.10 years
Vested and exercisable at December 31, 2012 (2)	0.8	$ 18.74	$ 7.14	3.12 years

na = not applicable

(1) At December 31, 2012, 1.2 million of these SARs were unvested. The Company expects that substantially all of these unvested awards will vest in future periods.

(2) At December 31, 2012, SARs outstanding had an intrinsic value of $42.9 million. SARs vested and exercisable had an intrinsic value of $23.1 million.

The fair value of the SARs granted was estimated on the date of grant using the Black-Scholes-Merton valuation model with the following weighted-average assumptions for the years ended December 31:

	2012	2011	2010
Expected dividend yield (1)	0%	0%	0%
Expected stock price volatility (2)	40%	38%	40%
Risk-free interest rate (3)	0.8%	2.2%	2.4%
Expected life in years (4)	4.61	4.75	4.75

(1) The dividend yield assumption is based on both the history and expectation of the Company's dividend payouts. Historically the Company has not paid cash dividends on its Common Stock.

(2) The determination of expected stock price volatility was based on both historical Common Stock prices and the implied volatility from publicly traded options in Common Stock.

(3) The risk-free interest rate is based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.

(4) The expected life represents the Company's weighted-average estimate of the period of time the SARs are expected to be outstanding (that is, the period between the service inception date and the expected exercise date). Beginning January 1, 2012, the expected life has been calculated based on the Company's historical exercise data. Previously, the Company determined the expected life based on a simplified calculation permitted by SEC SAB No. 107 and SAB No. 110 since the necessary historical exercise data was not available. The change in methodology had an insignificant impact on the calculation of the expected life.

Restricted Stock Units

Restricted stock units (RSUs) give the awardee the right to receive shares of Common Stock when the vesting conditions are met and the restrictions lapse, and each RSU that vests entitles the awardee to one common share. RSU awardees do not have any of the right of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until the shares are released.
The fair value of RSUs is determined on the date of grant based on the closing price of the Common Stock as reported by the New York Stock Exchange on that date. Service-based RSUs vest ratably over four years and are expensed on a straight-line basis over four years. Performance-based RSUs are subject to both performance and service conditions, vest ratably over four years, and are expensed on an accelerated basis.

The following table summarizes the changes in RSUs outstanding during the year ended December 31, 2012:

	Restricted Stock Units (RSUs) (in millions)	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	3.1	$ 21.53
Granted (1)	0.7	37.98
Vested and released	(1.3)	19.53
Forfeited	—	—
Outstanding at December 31, 2012 (2), (3)	2.5	$ 27.95

(1) The 0.7 million RSUs granted in 2012 consisted of 0.3 million performance-based RSUs awarded to executives and 0.4 million service-based RSUs awarded to non-executive employees and certain board members. The 0.3 million performance-based RSUs awarded to executive personnel represented the target amount of the RSU award for the year, which was tied to an increase in the Company's subscription-based Research contract value ("CV") for 2012. The final number of performance-based RSUs granted could range from 0% to 200% of the target amount, with the final amount dependent on the actual increase in CV for the year as measured on December 31, 2012. The actual CV increase achieved for 2012 was 104.3% of the targeted amount, which resulted in the grant of 0.3 million performance-based RSUs to executives.

(2) The Company expects that substantially all of the outstanding awards at December 31, 2012 will vest in future periods.

(3) The weighted-average remaining contractual term of the outstanding RSUs is approximately 0.9 years.

Common Stock Equivalents

Common stock equivalents (CSEs) are convertible into Common Stock and each CSE entitles the holder to one common share. Members of our Board of Directors receive directors' fees payable in CSEs unless they opt to receive up to 50% of the fees in cash. Generally, the CSEs have no defined term and are converted into common shares when service as the director terminates unless the director has elected an accelerated release. The fair value of the CSEs is determined on the date of grant based on the closing price of the Common Stock as reported by the New York Stock Exchange on that date. CSEs vest immediately and as a result are recorded as expense on the date of grant.

The following table summarizes the changes in CSEs outstanding for the year ended December 31, 2012:

	Common Stock Equivalents (CSEs)	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	97,268	$ 15.93
Granted	11,373	45.30
Converted to common shares	(8,096)	45.27
Outstanding at December 31, 2012	100,545	$ 16.89

Stock Options

Historically, the Company granted stock options to employees that allowed them to purchase shares of Common Stock at a certain price. The Company has not made any stock option grants since 2006. All outstanding options are fully vested and there is no remaining unamortized cost. The Company received $8.6 million, $16.6 million, and $20.7 million in cash from stock option exercises in 2012, 2011, and 2010, respectively.

The following table summarizes the changes in stock options outstanding during the year ended December 31, 2012:

	Options in millions	Per Share Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Vested and outstanding at December 31, 2011	1.2	$ 10.93	1.47 years	$ 27.7
Expired	—	—	na	na
Exercised	(0.9)	10.59	na	25.9
Vested and outstanding at December 31, 2012	0.3	$ 11.73	1.28 years	$ 11.7

na=not applicable

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the "ESP Plan") under which eligible employees are permitted to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $23,750 in any calendar year), at a price equal to 95% of the closing price of the Common Stock as reported by the New York Stock Exchange at the end of each offering period. At December 31, 2012, the Company had approximately 1.3 million shares available for purchase under the ESP Plan. The ESP Plan is considered non-compensatory under FASB ASC Topic 718, and as a result the Company does not record stock-based compensation expense for employee share purchases. The Company received $3.8 million, $3.4 million, and $2.8 million in cash from share purchases under the ESP Plan during 2012, 2011, and 2010, respectively.

9 — COMPUTATION OF EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of Common Stock outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. When the impact of common share equivalents is antidilutive, they are excluded from the calculation.

The following table sets forth the reconciliation of the basic and diluted earnings per share computations (in thousands, except per share amounts) for the years ended December 31:

	2012	2011	2010
Numerator:			
Net income used for calculating basic and diluted earnings per common share	$ 165,903	$ 136,902	$ 96,285
Denominator: (1)			
Weighted average number of common shares used in the calculation of basic earnings per share	93,444	96,019	95,747
Common share equivalents associated with stock-based compensation plans	2,398	2,827	4,087
Shares used in the calculation of diluted earnings per share	95,842	98,846	99,834
Earnings per share:			
Basic	$ 1.78	$ 1.43	$ 1.01
Diluted	$ 1.73	$ 1.39	$ 0.96

(1) During 2012, 2011 and 2010, the Company repurchased 2.7 million, 5.9 million, and 3.9 million shares of its Common Stock, respectively.

The following table presents the number of common share equivalents that were not included in the computation of diluted EPS in the table above because the effect would have been antidilutive. During periods with net income, these common share equivalents were antidilutive because their exercise price was greater than the average market value of a share of Common Stock during the period.

	2012	2011	2010
Antidilutive common share equivalents as of December 31 (in millions):	0.7	0.5	0.5
Average market price per share of Common Stock during the year	$ 43.80	$ 37.53	$ 26.35

10 — INCOME TAXES

Following is a summary of the components of income before income taxes for the years ended December 31 (in thousands):

	2012	2011	2010
U.S.	$ 150,023	$ 124,915	$ 78,933
Non-U.S.	85,573	77,269	55,152
Income before income taxes	$ 235,596	$ 202,184	$ 134,085

The expense for income taxes on the above income consists of the following components (in thousands):

	2012	2011	2010
Current tax expense:			
U.S. federal	$ 25,290	$ 23,327	$ 9,078
State and local	2,508	4,236	2,645
Foreign	18,889	13,845	10,341
Total current	46,687	41,408	22,064
Deferred tax (benefit) expense:			
U.S. federal	8,494	(5,192)	4,263
State and local	(753)	1,269	72
Foreign	(8,080)	(1,434)	(6,013)
Total deferred	(339)	(5,357)	(1,678)
Total current and deferred	46,348	36,051	20,386
Benefit (expense) relating to interest rate swap used to increase (decrease) equity	51	3,134	(2,523)
Benefit from stock transactions with employees used to increase equity	21,304	25,812	18,559
Benefit (expense) relating to defined-benefit pension adjustments used to increase (decrease) equity	1,926	285	375
Benefit (expense) of acquired tax assets (liabilities) used to decrease (increase) goodwill	64	—	1,003
Total tax expense	$ 69,693	$ 65,282	$ 37,800

Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2012	2011
Expense accruals	$ 49,404	$ 40,438
Loss and credit carryforwards	22,433	24,282
Assets relating to equity compensation	18,878	18,226
Other assets	7,613	8,949
Gross deferred tax asset	98,328	91,895
Depreciation	(8,995)	(9,199)
Intangible assets	(23,129)	(17,024)
Prepaid expenses	(10,500)	(10,183)
Gross deferred tax liability	(42,624)	(36,406)
Valuation allowance	(1,943)	(1,869)
Net deferred tax asset	$ 53,761	$ 53,620

Current net deferred tax assets and current net deferred tax liabilities were $32.6 million and $1.3 million as of December 31, 2012 and $31.4 million and $0.6 million as of December 31, 2011, respectively, and are included in Prepaid expenses and other current assets and Accounts payable and accrued liabilities in the Consolidated Balance Sheets. Long-term net deferred tax assets and long-term net deferred tax liabilities were $22.5 million and $0.1 million as of December 31, 2012 and $22.8 million and zero as of December 31, 2011, respectively, and are included in Other assets and Other liabilities in the Consolidated Balance Sheets. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The valuation allowances of $1.9 million as of December 31, 2012 and $1.9 million as of December 31, 2011, respectively, largely relates to net operating losses.

As of December 31, 2012, the Company had state and local tax net operating loss carryforwards of $108.8 million, of which $3.3 million expire within one to five years, $99.7 million expire within six to fifteen years, and $5.8 million expire within sixteen to twenty years. In addition, the Company had non-U.S. net operating loss carryforwards of $30.6 million, of which $2.1 million expire over the next 20 years and $28.5 million can be carried forward indefinitely. As of December 31, 2012 the Company also had foreign tax credit carryforwards of $6.7 million, the majority of which expire in 2018.

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes for the years ended December 31 follow:

	2012	2011	2010
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.8	3.8	3.3
Foreign income taxed at different rates	(6.4)	(5.9)	(6.2)
Subpart F/repatriation of foreign earnings	1.0	(0.4)	8.5
Record (release) valuation allowance	—	(0.4)	(12.7)
Foreign tax credits	(1.0)	(2.3)	(0.8)
Record (release) reserve for tax contingencies	0.7	3.1	2.0
Other items, net	(1.5)	(0.6)	(0.9)
Effective tax rate	29.6%	32.3%	28.2%

In 2012 state income taxes, net of federal tax benefit include approximately $2.6 million of benefit relating to economic development tax credits associated with the renovation of the Company's Stamford headquarters facility.

As of December 31, 2012 and December 31 2011, the Company had gross unrecognized tax benefits of $17.6 million and $18.3 million, respectively. The decrease is primarily attributable to reductions for tax positions of prior years and settlements resulting from closure of tax audits, partially offset by additions in unrecognized tax benefits attributable to 2012. It is reasonably possible that the gross unrecognized tax benefits will be decreased by $4.5 million within the next 12 months due to anticipated closure of audits and the expiration of certain statutes of limitation. The unrecognized tax benefits relate primarily to the utilization of certain tax attributes.

The Company classifies uncertain tax positions not expected to be settled within one year as long term liabilities. As of December 31, 2012 and December 31, 2011, the Company had $13.1 million and $15.4 million, respectively, related to long term uncertain tax positions included in Other Liabilities.

The Company accrues interest and penalties related to unrecognized tax benefits in its income tax provision. As of December 31, 2012 and December 31, 2011, the Company had $4.6 million and $4.8 million of accrued interest and penalties respectively, related to unrecognized tax benefits. These amounts are in addition to the gross unrecognized tax benefits noted above. The total amount of interest and penalties recognized in the Consolidated Statements of Operations for years ending December 31, 2012 and December 31, 2011 was $0.4 million and $1.5 million, respectively.

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, for the years ending December 31 (in thousands):

	2012	2011
Beginning balance	$ 18,345	$ 15,824
Additions based on tax positions related to the current year	4,301	2,269
Additions for tax positions of prior years	105	4,375
Reductions for tax positions of prior years	(3,427)	(746)
Reductions for expiration of statutes	(296)	(269)
Settlements	(1,372)	(2,661)
Change in foreign currency exchange rates	(104)	(447)
Ending balance	$ 17,552	$ 18,345

Included in the balance of unrecognized tax benefits at December 31, 2012 are potential benefits of $12.6 million that if recognized would reduce the effective tax rate on income from continuing operations.

The number of years with open statutes of limitation varies depending on the tax jurisdiction. Generally, the Company's statutes are open for tax years ended December 31, 2007 and forward, with the exception of India which is open for tax years 2003 and forward. Major taxing jurisdictions include the U.S. (federal and state), the United Kingdom, Canada, Japan, India, and Ireland.

During 2012, the Company closed the Internal Revenue Service ("IRS") audit of its 2007 federal income tax return. The resolution of the audit did not have a material adverse effect on the consolidated financial position, cash flows, or results of operations of the Company.

In 2011 the IRS commenced an audit of the Company's federal income tax returns for the 2008 and 2009 tax years. The IRS has proposed adjustments for both 2008 and 2009 and the Company expects to settle the audit in early 2013. Although the audit has not been fully resolved, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position, cash flows, or results of operations.

Earnings of non-U.S. subsidiaries are generally subject to U.S. taxation when repatriated. The Company intends to reinvest these earnings outside the U.S. except in instances where repatriating such earnings would result in minimal additional tax. The Company currently has no plan to remit earnings which will result in a material tax cost. Accordingly, the Company has not recognized additional tax expense that may result from the remittance of such earnings. The accumulated undistributed earnings of non-U.S. subsidiaries approximated $85.0 million as of December 31, 2012. An estimate of the income tax liability that would be payable if such earnings were not indefinitely invested is $17.0 million.

11 — DERIVATIVES AND HEDGING

The Company enters into a limited number of derivative contracts to offset the potentially negative economic effects of interest rate and foreign exchange movements. The Company accounts for its outstanding derivative contracts in accordance with FASB ASC Topic 815, which requires all derivatives, including derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value.

The following tables provide information regarding the Company's outstanding derivatives contracts as of, and for, the years ended (in thousands, except for number of outstanding contracts):

December 31, 2012

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability) (3)	Balance Sheet Line Item	OCI Unrealized (Loss), Net Of Tax
Interest rate swap (1)	1	$ 200,000	$ (10,000)	Other liabilities	$ (6,010)
Foreign currency forwards (2)	68	76,100	4	Other current assets	—
Total	69	$ 276,100	$ (9,996)		$ (6,010)

December 31, 2011

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability) (3)	Balance Sheet Line Item	OCI Unrealized (Loss), Net Of Tax
Interest rate swap (1)	1	$ 200,000	$ (9,891)	Other liabilities	$ (5,934)
Interest rate swaps (4)	2	30,750	(98)	Accrued liabilities	—
Foreign currency forwards (2)	60	99,585	272	Other current assets	—
Total	63	$ 330,335	$ (9,717)		$ (5,934)

(1) The swap is designated as a cash flow hedge of the forecasted interest payments on borrowings. As a result, changes in the fair value of this swap are deferred and are recorded in OCI, net of tax effect (see Note 5 — Debt for additional information).

(2) The Company has foreign exchange transaction risk since it typically enters into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. The Company enters into short-term foreign currency forward exchange contracts to offset the economic effects of these foreign currency transaction risks. These contracts are accounted for at fair value with realized and unrealized gains and losses recognized in Other income (expense), net since the Company does not designate these contracts as hedges for accounting purposes. All of the outstanding contracts at December 31, 2012 matured by the end of February 2013.

(3) See Note 12 — Fair Value Disclosures below for the determination of the fair value of these instruments.

(4) Changes in the fair value of these swaps were recognized in earnings. Both swaps matured in January 2012.

At December 31, 2012, the Company's derivative counterparties were all large investment grade financial institutions. The Company did not have any collateral arrangements with its derivative counterparties, and none of the derivative contracts contained credit-risk related contingent features.

The following table provides information regarding amounts recognized in the Consolidated Statements of Operations for derivative contracts for the years ended December 31 (in thousands):

Amount recorded in:	2012	2011	2010
Interest expense (1)	$ 3.6	$ 4.1	$ 10.7
Other (income) expense, net (2)	(0.6)	1.2	(2.8)
Total expense	$ 3.0	$ 5.3	$ 7.9

(1) Consists of interest expense from interest rate swap contracts.

(2) Consists of realized and unrealized gains and losses on foreign currency forward contracts.

12 — FAIR VALUE DISCLOSURES

The Company's financial instruments include cash equivalents, fees receivable from customers, accounts payable, and accruals which are normally short-term in nature. The Company believes the carrying amounts of these financial instruments reasonably approximates their fair value due to their short-term nature. The Company's financial instruments also includes borrowings outstanding under its 2010 Credit Agreement, and at December 31, 2012, the Company had $200.0 million of floating rate debt outstanding under this arrangement, which is carried at amortized cost. The Company believes the carrying amount of the outstanding borrowings reasonably approximates fair value since the rate of interest on the borrowings reflect current market rates of interest for similar instruments with comparable maturities.

FASB ASC Topic 820 provides a framework for the measurement of fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of assets and liabilities. Classification within the hierarchy is based upon the lowest level of input that is significant to the resulting fair value measurement. The valuation hierarchy contains three levels. Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs, such as internally-created valuation models. The Company does not currently utilize Level 3 valuation inputs to remeasure any of its assets or liabilities. However, level 3 inputs may be used by the Company in its required annual impairment review of goodwill. Information regarding the periodic assessment of the Company's goodwill is included in Note 1 — Business and Significant Accounting Policies.

On January 1, 2012, the Company adopted ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which updates FASB ASC Topic 820 with new requirements. These include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity's net exposure to the group; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose additional quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements and their potential impact on operating results. The Company has a limited number of assets and liabilities recorded in its Consolidated Balance Sheets that are remeasured to fair value on a recurring basis, and the Company does not currently utilize Level 3 valuation inputs to remeasure any of its assets or liabilities. In addition, the Company typically does not transfer assets or liabilities between different levels of the fair value hierarchy. As a result, the adoption of ASU No. 2011-04 did not result in any changes to the Company's processes for determining fair values or require additional fair value disclosures.

The Company's assets and liabilities that are remeasured to fair value are presented in the following table (in thousands):

Description:	Fair Value December 31, 2012	Fair Value December 31, 2011
Assets:		
Deferred compensation plan assets (1)	$ 27,795	$ 25,050
Foreign currency forward contracts (2)	4	272
	$ 27,799	$ 25,322
Liabilities:		
Deferred compensation plan liabilities (1)	$ 31,260	$ 28,100
Interest rate swap contracts (3)	10,000	9,989
	$ 41,260	$ 38,089

(1) The Company has a deferred compensation plan for the benefit of certain highly compensated officers, managers and other key employees (see Note 13 — Employee Benefits). The plan's assets consist of investments in money market and mutual funds, and company-owned life insurance contracts.

The money market funds consist of cash equivalents while the mutual fund investments consist of publicly-traded and quoted equity shares. The Company considers the fair value of these assets to be based on Level 1 inputs, and these assets had a fair value of $8.2 million and $8.0 million as of December 31, 2012 and 2011, respectively. The carrying amount of the life insurance contracts equals their cash surrender value, which approximates fair value. Cash surrender value represents the estimated amount that the Company would receive upon termination of the contract. The Company considers the life insurance contracts to be valued based on a Level 2 input, and these assets had a fair value of $19.6 million and $17.0 million at December 31, 2012 and 2011, respectively. The related deferred compensation plan liabilities are recorded at the amount needed to settle the liability, which approximates fair value, and is based on a Level 2 input.

(2) The Company enters into foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates (see Note 11 — Derivatives and Hedging). Valuation of the foreign currency forward contracts is based on foreign currency exchange rates in active markets, which the Company considers a Level 2 input.

(3) The Company enters into interest rate swap contracts to hedge the risk from interest rates on its borrowings (see Note 11 — Derivatives and Hedging). To determine the fair value of these financial instruments, the Company relies on mark-to-market valuations prepared by a third-party broker. Valuation is based on observable interest rates from recently executed market transactions and other observable market data, which the Company considers Level 2 inputs. The Company independently corroborates the reasonableness of the valuations prepared by the third-party broker through the use of an electronic quotation service.

13 — EMPLOYEE BENEFITS

Defined contribution plan. The Company has a savings and investment plan (the "401k Plan") covering substantially all U.S. employees. Company contributions are based upon the level of employee contributions, up to a maximum of 4% of the employee's eligible salary, subject to an annual maximum. For 2012, the maximum match was $6,800. In addition, the Company, in its discretion, may also contribute at least 1% of an employee's base compensation, subject to an IRS annual limitation, which was $2,500 for 2012. Amounts expensed in connection with the 401k Plan totaled $14.2 million, $15.9 million, and $14.6 million, in 2012, 2011, and 2010, respectively.

Deferred compensation plan. The Company has a supplemental deferred compensation plan for the benefit of certain highly compensated officers, managers and other key employees, which is structured as a rabbi trust. The plan's investment assets are classified in Other assets on the Consolidated Balance Sheets at fair value. The value of these assets was $27.8 million and $25.1 million at December 31, 2012 and 2011, respectively (see Note 12 — Fair Value Disclosures for fair value information). The corresponding deferred compensation liability of $31.3 million and $28.1 million at December 31, 2012 and 2011, respectively, is carried at fair value, and is adjusted with a corresponding charge or credit to compensation cost to reflect the fair value of the amount owed to the employees which is classified in Other liabilities on the Consolidated Balance Sheets. Total compensation expense recognized for the plan was $0.4 million in 2012, $0.3 million in 2011, and zero in 2010.

Defined benefit pension plans. The Company has defined-benefit pension plans in several of its non-U.S. locations. Benefits earned under these plans are based on years of service and level of employee compensation. The Company accounts for defined benefit plans in accordance with the requirements of FASB ASC Topics 715 and 960.

The following are the components of defined benefit pension expense for the years ended December 31 (in thousands):

	2012	2011	2010
Service cost	$ 1,775	$ 1,890	$ 1,875
Interest cost	980	1,010	840
Expected return on plan assets	(115)	(125)	—
Recognition of actuarial gain	(215)	(135)	(350)
Recognition of termination benefits	175	65	65
Total defined benefit pension expense (1)	$ 2,600	$ 2,705	$ 2,430

(1) Pension expense is classified in SG&A in the Consolidated Statements of Operations.

The following are the assumptions used in the computation of pension expense for the years ended December 31:

	2012	2011	2010
Weighted-average discount rate (1)	3.20%	4.40%	3.95%
Average compensation increase	2.70%	2.65%	2.80%

(1) Discount rates are typically determined by utilizing the yields on long-term corporate or government bonds in the relevant country with a duration consistent with the expected term of the underlying pension obligations.

The following table provides information related to changes in the projected benefit obligation for the years ended December 31 (in thousands):

	2012	2011	2010
Projected benefit obligation at beginning of year	$ 21,160	$ 19,730	$ 14,358
Service cost	1,775	1,890	1,875
Interest cost	980	1,010	840
Actuarial loss (gain) due to assumption changes (1)	6,265	(948)	1,100
Additions	1,925	—	1,961
Benefits paid (2)	(680)	(390)	(220)
Foreign currency impact	180	(132)	(184)
Projected benefit obligation at end of year (3)	$ 31,605	$ 21,160	$ 19,730

(1) The 2012 actuarial loss was primarily due to a decline in the weighted-average discount rate.

(2) The Company projects the following amounts will be paid in future years to plan participants: $0.5 million in 2013; $2.0 million in 2014; $0.8 million in 2015; $0.9 million in 2016; $1.2 million in 2017; and $7.0 million in the five years thereafter.

(3) Measured as of December 31.

The following table provides information regarding the funded status of the plans and related amounts recorded in the Company's Consolidated Balance Sheets as of December 31 (in thousands):

	2012	2011	2010
Funded status of the plans:			
Projected benefit obligation	$ 31,605	$ 21,160	$ 19,730
Plan assets at fair value (1)	(8,885)	(2,480)	(2,130)
Funded status – shortfall (2)	$ 22,720	$ 18,680	$ 17,600
Amounts recorded in the Consolidated Balance Sheets for the plans:			
Other liabilities — accrued pension obligation (2)	$ 22,720	$ 18,680	$ 17,600
Stockholders' equity — deferred actuarial (loss) gain (3)	$ (1,578)	$ 2,488	$ 2,205

(1) The plan assets are held by third-party trustees and are invested in a diversified portfolio of equities, high quality government and corporate bonds, and other investments. The assets are primarily valued based on Level 1 and Level 2 inputs under the fair value hierarchy in FASB ASC Topic 820, and the Company considers the overall portfolio of these assets to be of low-to-medium investment risk. For the year-ended December 31, 2012, the Company contributed $6.4 million to these plans, and benefits paid to participants was $0.7 million. While the actual return on plan assets for these plans was effectively zero in 2012, the Company projects a future long-term rate of return on these plan assets of 3.6%, which it believes is reasonable based on the composition of the assets and both current and projected market conditions.

In addition to the plan assets held with third-party trustees, the Company also maintains a reinsurance asset arrangement with a large international insurance company. The reinsurance asset is an asset of the Company whose purpose is to provide funding for benefit payments for one of the plans. At December 31, 2012, the reinsurance asset was carried on the Company's Consolidated Balance Sheets at its cash surrender value of $8.8 million and is classified in Other Assets. The Company believes the cash surrender value approximates fair value and is equivalent to a Level 2 input under the FASB's fair value framework in ASC Topic 820.

(2) The Funded status — shortfall represents the amount of the projected benefit obligation that the Company has not funded with a third-party trustee. This amount is a liability of the Company and is recorded in Other Liabilities on the Company's Consolidated Balance Sheets.

(3) The deferred actuarial loss as of December 31, 2012, is recorded in Accumulated Other Comprehensive Income ("AOCI") and will be reclassified out of AOCI and recognized as pension expense over approximately 14 years, subject to certain limitations set forth in FASB ASC Topic 715. The impact of this amortization on the periodic pension expense in 2013 will be immaterial. For 2012, 2011, and 2010, approximately $0.2 million, $0.1 million, and $0.2 million, respectively, of deferred actuarial pension gains were reclassified from AOCI to pension expense. The Company considers the impact of the reclassifications for those years to be immaterial.

14 — SEGMENT INFORMATION

The Company manages its business through three reportable segments: Research, Consulting and Events. Research consists primarily of subscription-based research products, access to research inquiry, peer networking services, and membership programs. Consulting consists primarily of consulting, measurement engagements, and strategic advisory services. Events consists of various symposia, conferences and exhibitions.

The Company evaluates reportable segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented in the table below, is defined as operating income excluding certain COS and SG&A expenses, depreciation, acquisition and integration charges, and amortization of intangibles. Certain bonus and fringe benefit costs included in consolidated COS are not allocated to segment expense. The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues.

The Company earns revenue from clients in many countries. Other than the United States, there is no individual country in which revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of total revenue and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues. The Company does not identify or allocate assets, including capital expenditures, by reportable segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present operating information about the Company's reportable segments for the years ended December 31 (in thousands):

	Research	Consulting	Events	Consolidated
2012				
Revenues	$ 1,137,147	$ 304,893	$ 173,768	$ 1,615,808
Gross contribution	774,342	109,253	80,119	963,714
Corporate and other expenses				(718,007)
Operating income				$ 245,707

	Research	Consulting	Events	Consolidated
2011				
Revenues	$ 1,012,062	$ 308,047	$ 148,479	$ 1,468,588
Gross contribution	682,136	114,838	66,265	863,239
Corporate and other expenses				(649,177)
Operating income				$ 214,062

	Research	Consulting	Events	Consolidated
2010				
Revenues	$ 865,000	$ 302,117	$ 121,337	$ 1,288,454
Gross contribution	564,527	121,885	55,884	742,296
Corporate and other expenses				(593,031)
Operating income				$ 149,265

The Company's revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Most of the Company's products and services are provided on an integrated worldwide basis, and because of this integrated delivery, it is not practical to precisely separate our revenues by geographic location.

Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments. Revenues in the table are reported based on where the sale is fulfilled; "Other International" revenues are those attributable to all areas located outside of the United States and Canada, and Europe, Middle East, and Africa.

Summarized information by geographic location as of and for the years ended December 31 follows (in thousands):

	2012	2011	2010
Revenues:			
United States and Canada	$ 947,075	$ 861,481	$ 765,793
Europe, Middle East and Africa	458,675	437,194	380,771
Other International	210,058	169,913	141,890
Total revenues	$ 1,615,808	$ 1,468,588	$ 1,288,454
Long-lived assets: (1)			
United States and Canada (2)	$ 114,557	$ 85,194	$ 69,163
Europe, Middle East and Africa	30,967	23,673	21,856
Other International	16,956	10,754	6,175
Total long-lived assets	$ 162,480	$ 119,621	$ 97,194

(1) Excludes goodwill and other intangible assets.

(2) The 2012 balance for the United States and Canada includes approximately $17.0 million of additional costs capitalized in 2012 in connection with the renovation of the Company's Stamford headquarters facility (see Note 1 — Business and Significant Accounting Policies for additional description).

15 — VALUATION AND QUALIFYING ACCOUNTS

The Company maintains an allowance for losses which is composed of a bad debt allowance and a revenue reserve. Provisions are charged against earnings either as an increase to expense or a reduction in revenues. The following table summarizes activity in the Company's allowance for the years ended December 31(in thousands):

	Balance at Beginning of Year	Additions Charged to Expense	Additions Charged Against Revenues	Deductions from Reserve	Balance at End of Year
2012:					
Allowance for doubtful accounts and returns and allowances	$ 7,260	$ 1,930	$ 1,860	$ (4,650)	$ 6,400
2011:					
Allowance for doubtful accounts and returns and allowances	$ 7,200	$ 930	$ 4,390	$ (5,260)	$ 7,260
2010:					
Allowance for doubtful accounts and returns and allowances	$ 8,100	$ 800	$ 2,000	$ (3,700)	$ 7,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report on Form 10-K to be signed on its behalf by the undersigned, duly authorized, in Stamford, Connecticut, on February 22, 2013.

Gartner, Inc.

Date: February 22, 2013

By: /s/ Eugene A. Hall
Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Christopher J. Lafond and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this Report. Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 22, 2013
/s/ Christopher J. Lafond Christopher J. Lafond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 22, 2013
/s/ Michael J. Bingle Michael J. Bingle	Director	February 22, 2013
/s/ Richard J. Bressler Richard J. Bressler	Director	February 22, 2013
/s/ Raul E. Cesan Raul E. Cesan	Director	February 22, 2013
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 22, 2013
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 22, 2013
/s/ William O. Grabe William O. Grabe	Director	February 22, 2013
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 22, 2013
/s/ James C. Smith James C. Smith	Director	February 22, 2013

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State/Country
• AMR Research, Inc.	Delaware, USA
• Burton Group, Inc.	Utah, USA
• Computer Financial Consultants, Inc.	Delaware, USA
• Computer Financial Consultants, Limited	United Kingdom
• Dataquest, Inc.	California, USA
• Decision Drivers, Inc.	Delaware, USA
• G.G. Properties, Ltd.	Bermuda
• Gartner Advisory (Singapore) PTE LTD.	Singapore
• Gartner Australasia PTY Limited	Australia
• Gartner Austria GmbH	Austria
• Gartner Belgium BVBA (including branch in Luxembourg)	Belgium
• Gartner Canada Co.	Nova Scotia, Canada
• Gartner Consulting (Beijing) Co., LTD.	China
• Gartner Denmark ApS	Denmark
• Gartner Deutschland, GmbH	Germany
• Gartner do Brasil Servicos de Pesquisas LTDA.	Brazil
• Gartner Enterprises, Ltd.	Delaware, USA
• Gartner Espana, S.L. (including branch in Portugal)	Spain
• Gartner Europe Holdings, B.V.	The Netherlands
• Gartner France S.A.R.L.	France
• Gartner Gulf FZ, LLC	United Arab Emirates
• Gartner Group Argentina S.A.	Argentina
• Gartner Group Taiwan Ltd.	Taiwan
• Gartner (Thailand) Ltd.	Thailand
• Gartner Holdings Ireland	Bermuda
• Gartner Holdings, LLC	Delaware, USA
• Gartner Hong Kong, Limited	Hong Kong
• Gartner India Research & Advisory Services Private Ltd.	India
• Gartner Investments I, LLC	Delaware, USA
• Gartner Investments II, LLC	Delaware, USA
• Gartner Ireland Limited	Ireland
• Gartner Italia, S.r.l.	Italy
• Gartner Israel Advisory Ltd.	Israel
• Gartner Japan Ltd.	Japan
• Gartner Mexico S. de R. L. de C.V.	Mexico
• Gartner Nederland B.V.	The Netherlands
• Gartner Norge A.S.	Norway
• Gartner Research & Advisory (Malaysia) SND.BHD	Malaysia
• Gartner Research & Advisory Korea Co., Ltd.	Korea
• Gartner Sverige AB	Sweden
• Gartner Switzerland GmbH	Switzerland
• Gartner U.K. Limited	United Kingdom
• The Research Board, Inc.	Delaware, USA
• 1422722 Ontario, Inc.	Canada
• META Group GmbH	Germany
• META Group CESE GmbH	Germany
• META Group Deutschland GmbH	Germany
• META Saudi Arabia	Saudi Arabia
• Ideas International, Inc.	Connecticut
• Ideas International Pty Limited	Australia
• Ideas International Holdings Pty Limited	Australia
• Ideas International Asia – Pacific Pty Ltd	Australia

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Gartner, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-30546, No. 333-97557, No. 333-104753, No. 333-127349, No. 333-160924, No. 333-176058), on Form S-8 of Gartner, Inc. of our reports dated February 22, 2013, with respect to the consolidated balance sheets of Gartner, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Gartner, Inc.

(KPMG LLP LOGO)

/s/ KPMG LLP

New York, New York
February 22, 2013

Exhibit 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
Date: February 22, 2013

Exhibit 31.2

CERTIFICATION

I, Christopher J. Lafond, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Christopher J. Lafond
Christopher J. Lafond
Chief Financial Officer
Date: February 22, 2013

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall Chief Executive Officer of the Company, and Christopher J. Lafond, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall
Name: Eugene A. Hall
Title: Chief Executive Officer
Date: February 22, 2013

/s/ Christopher J. Lafond
Name: Christopher J. Lafond
Title: Chief Financial Officer
Date: February 22, 2013

A signed original of this written statement required by Section 906 has been provided to Gartner, Inc. and will be retained by Gartner, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Michael J. Bingle
Managing Director
Silver Lake

Richard J. Bressler
Managing Director
Thomas H. Lee Partners

Raul E. Cesan
Founder and Managing Partner
Commercial Worldwide, LLC
Former President and COO
Schering-Plough Corporation

Karen E. Dykstra
Chief Financial Officer
AOL

Anne Sutherland Fuchs
Consultant
Chair, Commission on
Women's Issues for
New York City

William O. Grabe
Advisory Director
General Atlantic

Eugene A. Hall
Chief Executive Officer
Gartner

Stephen G. Pagliuca
Managing Director
Bain Capital Partners

James C. Smith
Chairman of the Board
Gartner
Retired Chairman and CEO
First Health Group Corp.

GARTNER HEADQUARTERS

Corporate Headquarters
56 Top Gallant Road
Stamford, CT 06902-7700
USA
+1 203 964 0096

Europe Headquarters
Tamesis
The Glanty
Egham
Surrey, TW20 9AW
UNITED KINGDOM
+44 1784 431611

Asia/Pacific Headquarters
Gartner Australasia Pty. Ltd.
Level 9, 141 Walker Street
North Sydney
New South Wales 2060
AUSTRALIA
+61 2 9459 4600

Japan Headquarters
Gartner Japan, Ltd.
Atago Green Hills MORI Tower, 5F
2-5-1 Atago, Minato-ku
Tokyo 105-6205,
JAPAN
+81 3 6430 1800

Latin America Headquarters
Gartner do Brasil
Av. Das Nações Unidas 12.551, 25º andar
World Trade Center, Brooklin Novo
São Paulo 04573-903
BRAZIL
+ 55 11 3043 7544



Gartner.